
06013845

st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

2 May 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549


PROCESSING
SECTION
RECEIVED
MAY 26 2006
152
WASH, DC

Attention: SEC Filing Desk

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 4D – Profit Announcement
- Condensed Consolidated Interim Financial Report
- Interim Results Presentation to Analysts

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

61100 C03/03


st.george

St.George Bank Limited

ABN 92 055 513 070

APPENDIX 4D

PROFIT ANNOUNCEMENT

for the half-year ended

31 March 2006

Released
2 May 2006

Available on our Internet site at www.stgeorge.com.au

CONTENTS PAGE


st.george

news release

St.George interim profit $502m, up 11.8%, interim dividend 74¢ up 10.4%, EPS growth targets reaffirmed

Profit Before Significant Items Half Year	**March '06**	**Sept. '05**	**% Change**	**March '05**	**% Change**
• Statutory AIFRS	$502 m	$466 m	7.7%	$449 m	11.8%
• Full AIFRS	$502 m	$443 m	13.3%	$438 m	14.6%
• Full AIFRS excluding hedging & derivatives	$495 m	$448 m	10.5%	$444 m	11.5%

Earnings Per Share					
• Statutory AIFRS	191.9 cents	179.5 cents	6.9%	175.5 cents	9.3%
• Full AIFRS	191.9 cents	170.7 cents	12.4%	171.2 cents	12.1%
• Full AIFRS excluding hedging & derivatives	189.1 cents	172.6 cents	9.6%	173.5 cents	9.0%

Dividend					
• 100% Fully Franked	74 cents	70 cents	5.7%	67 cents	10.4%

Ratios					
• Return on Equity (Statutory AIFRS)	23.0%	22.0%		22.4%	
• Return on Equity (Full AIFRS)	23.0%	20.9%		21.8%	
• Expense to Income (Statutory AIFRS)	44.1%	46.7%		45.4%	
• Expense to Income (Full AIFRS)	44.1%	48.0%		46.8%	


st.george

news release

St.George reports record interim profit of $502 million, up 11.8%. Interim dividend of 74 cents, up 10.4%. EPS growth targets reaffirmed.

Mr John Thame, Chairman of St.George Bank, today announced a record profit after tax of $502 million for the half-year ended 31 March 2006, up 11.8% from March 2005. Mr Thame commented, "This is a quality result achieved against the backdrop of a competitive environment. St.George has a strong management team who continue to deliver".

A fully franked interim dividend of 74 cents has been declared, a 10.4 per cent increase on March 2005. The Dividend Reinvestment Plan will continue to operate for those shareholders who wish to participate.

Managing Director, Mrs Gail Kelly, commented, "I am very pleased with the performance of the Group over the period. Strong business performance is being achieved across all of our divisions. During the period we recorded several new milestones, including the Group's best ever ROE and expense to income ratio, as well as passing $100 billion in total assets (a doubling of assets in less than seven years). I am confident in the momentum that we have leading into the second half of the year. We are well placed for another very good year".

"The results that have been achieved this half build on the organic growth strategy that we have been executing on for the past four years. Our strategic framework that was developed in 2002 remains in place and guides the investments that have been made in people, product and infrastructure".

The Group's business priorities outlined below form the engine-room for our growth:

Our People – Our people and culture are core to our differentiation in the market. St.George people are energetic, passionate about customer service and regularly demonstrate their preparedness to go the extra mile. Our recruitment, training, human resource policies and leadership behaviours all seek to support and maintain this difficult to replicate competitive advantage.

Home Lending – Over the past year, our portfolio of residential lending has grown 13 per cent and has reached over $60 billion just after balance date. We are particularly pleased with this result given our structural exposure to New South Wales. It is important to note however, that the Group's progressive expansion into our 'non-core geographies," namely Victoria, Queensland and Western Australia means that 28 per cent of the Group's overall receivables (residential and middle market) are now domiciled in these states.

Deposits – Our retail funding has improved by 13.5 per cent to $41.8 billion. Given our sizeable retail deposits base, and the level of competition in this area, this growth is both robust and pleasing. Of particular note are our transaction account balances which have increased by 16.7 per cent to over $14 billion, and our dragondirect on-line account which has enjoyed growth of over 20 per cent annualised over the half now standing at $6.7 billion. The Group is attracting new customers and new flows through its targeted approach.

Middle Market – Our middle market business has continued to grow strongly over the half. Total middle market receivables increased by a pleasing 18.4 per cent for the year. Our significant investment in the Best Business Bank program is delivering improved cross-sell and productivity benefits. Our middle market customers remain the most satisfied and loyal in the market and increasingly advocate the Group and provide new sources of business.

Wealth Management – Our wealth management division has performed outstandingly over the period, with its balanced and profitable portfolio of businesses. Total managed funds grew by over 27 per cent annualised to over $37 billion during the half, whilst Asgard has had its fastest growing 6 month period, achieving an increase in net inflows of 40%. Margin lending grew by more than an annualised 28 per cent and continues to maintain 5 star product and service status. Wealth management now contributes approximately 13 per cent of the Group's profit up from 7 per cent in 2003.

Credit Quality - Credit quality remains excellent and is a key differentiator for the Group reflecting the Bank's low risk lending assets, prudent credit policies and an overall positive credit environment. Impaired assets to total middle market receivables now stand at the exceptionally low level of, 0.18%, down from 0.22% in September 2005. Similarly, gross non-accrual loans as a percentage of net loans and receivables fell by 1 basis point to 0.13% during the year.

Productivity and Cost Control – St.George enjoys the lowest expense to income ratio in the industry at 44.1 per cent. This has come about as a result of excellent cost control combined with robust and consistent revenue growth. Our rolling program of productivity improvement initiatives and the consistent re-investment in systems and people has underpinned this outcome. We have a rigorous focus on cost control facilitated by strong levels of personal accountability throughout the business and at all levels of management.

Delivering on Targets whilst Investing for the Future

The Group has established a track record of delivering on its targets, while building for the long run. For full year 2006 and 2007, St.George is targeting growth in EPS of 10%. St.George is on track to deliver on these targets. St.George continues to achieve a cost to income ratio at the lower end of its peer group; similarly, the Bank retains its positive differential to the majors with regard to both customer satisfaction and credit quality.

Significant investment has been made in the business over the past five years with clear benefits demonstrated by the Group's results. This program of investment has continued over the half and includes:

- Best Business Bank program;
- Deployment of CRM program;
- Installation of new auto and equipment financing system;
- Investment and upgrading of Contact Centre and Mortgage Processing centres;
- Delivery of new products, such as the Bank's new low rate "Vertigo" credit card, and;
- Enhancement of 'straight through processing' in Asgard.

In addition, St.George continues to invest in its people through management development and training. Over the six month period, the Group increased its number of staff by 200 and over 400 for full year.

Future Prospects

The Australian economy has posted moderate growth rates over the past year, although there has been divergence across states, with commodity-based regions performing by far the best, while New South Wales has underperformed. The competitive environment is expected to remain intense, particularly in the area of residential lending, business lending and retail deposits.

The Bank has excellent momentum going into the second half and is well positioned to benefit from the expected future upturn in the New South Wales economy in 2007. St.George is aiming to grow its home loan portfolio in line with system and grow its Middle Market segment at twice system. In the area of Wealth Management, the objective is to maintain net inflows in excess of system.

Ends...

Media contact:
Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432


st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the half-year ended

31 March 2006

1 Financial Summary

1.1 Introduction

This report is the first St.George Bank Group report to be prepared in accordance with Australian Equivalents to International Financial Reporting Standards ("AIFRS"). AASB 1 *"First time adoption of Australian Equivalents to International Financial Reporting Standards"* has been applied in preparing this interim report. Statutory comparative figures have been adjusted to an AIFRS basis, other than for those standards that relate to financial instruments, unless otherwise indicated.

The profit result, income and expense items and performance measures for the March 2006 half have all been impacted by AIFRS financial instruments standards adopted from 1 October 2005, which are not reflected in comparative figures. Further supplementary information is provided in Section 4 of this document that restates comparative figures on a "full AIFRS" basis, reflecting the impact of AIFRS standards relating to financial instruments. Also, Section 4 of this document discloses the current half-year result, comparative figures and key performance ratios on a previous Australian Generally Accepted Accounting Principles ("AGAAP") basis. These "full AIFRS" comparatives and current period previous AGAAP disclosures are unaudited.

The financial information provided in this profit announcement relates to the operations of St.George Bank Limited and its controlled entities ("the Group") for the half-year ended 31 March 2006. The Group's statutory financial results have been subject to an independent review by the Group's external auditors, KPMG.

Apart from ceasing to amortise goodwill, the introduction of AIFRS has not had a significant impact on the Group's operating profit after tax and preference dividends. Changes to the Group's accounting policies resulting from AIFRS are contained in Note 1 to the Group's Condensed Consolidated Interim Financial Report for the half-year ended 31 March 2006 which is available on St.George's website.

In accordance with the Australian Prudential Regulation Authority's ("APRA's") prudential requirements, capital adequacy has been calculated in accordance with previous AGAAP.

In this document, the term March 2006 half or period refers to the six months ended 31 March 2006 and the term September 2005 half or period refers to the six months ended 30 September 2005. Other half-years are referred to in a corresponding manner.

1.2 Results at a Glance

Financial Performance

- Profit after tax and before significant items was $502 million (31 March 2005: $449 million), an increase of 11.8%.
- Profit after significant items was $502 million (31 March 2005: $460 million), an increase of 9.1%.
- Net-interest income increased by 7.6% to $964 million and has been impacted by AIFRS reclassifications not reflected in comparative figures. On a full AIFRS basis, the interest margin[1] was 2.10% in the 31 March 2006 half, compared to 2.16% in the September 2005 half.
- Non-interest income before significant items was $470 million compared to $471 million in the 31 March 2005 half and was impacted by AIFRS reclassifications not reflected in comparatives.
- Operating expenses before goodwill impairment and significant items increased by 2.1% to $633 million compared to the March 2005 half and decreased by 3.5% compared to the September 2005 half. The expense to income ratio was 44.1%, down from 45.4% in the March 2005 half and 46.7% in the September 2005 half.
- Basic earnings per ordinary share (annualised) before significant items and goodwill impairment, increased to 191.9 cents (31 March 2005: 175.5 cents), an increase of 9.3%. On a full AIFRS basis, basic earnings per ordinary share (annualised) before significant items and goodwill impairment was 191.9 cents (31 March 2005: 171.2 cents), an increase of 12.1%.
- Return on average ordinary equity (annualised) before significant items and goodwill impairment, increased to 23.01% (31 March 2005: 22.36%).

[1] Refer to section 3.1.4 for further details on AIFRS and previous AGAAP interest margin.

Financial Position

- Total assets were $100.0 billion (31 March 2005: $87.8 billion), an increase of 13.9%.
- Lending assets were $87.0 billion (31 March 2005: $76.2 billion), an increase of 14.3%.
- Residential receivables were $59.7 billion (31 March 2005: $52.8 billion), an increase of 13.0%. Annualised growth since 30 September 2005 was 12.2%.
- Commercial loans (including bank acceptances) were $21.4 billion (31 March 2005: $18.6 billion), an increase of 15.0%. Annualised growth in Middle Market lending receivables was 17.6% since 30 September 2005.
- Consumer receivables (including bank acceptances) were $5.5 billion (31 March 2005: $4.7 billion), an increase of 15.7%. Annualised growth since 30 September 2005 was 18.4%.
- Retail funding was $41.8 billion (31 March 2005: $36.8 billion), an increase of 13.5%. Annualised growth since 30 September 2005 was 12.1%.

Dividends

- A higher interim ordinary dividend of 74 cents per ordinary share, fully franked (31 March 2005: 67 cents) has been declared by the Board.
- The Dividend Reinvestment Plan will operate for the interim dividend with no discount.

Other

- Managed funds increased by 33.6% to $37.2 billion (31 March 2005: $27.8 billion). The Wealth Management division contributed 12.5% to the Group's pre-tax profit result.
- Gross non-accrual loans as a percentage of net receivables decreased from 0.14% at 31 March 2005 to 0.13% at 31 March 2006.
- Gross non-accrual loans decreased to $79 million compared to $80 million at 31 March 2005.

1.3 Group Highlights

Half-Year Ended		March 2006	Sept 2005	March 2005
TOTAL ON BALANCE SHEET ASSETS[1]	$M	**100,045**	92,359	87,814
SECURITISED RECEIVABLES (included in on balance sheet assets)	$M	**14,826**	13,225	11,669
MANAGED FUNDS	$M	**37,165**	32,642	27,812
OPERATING PROFIT				
Before preference dividends and:				
- after income tax, minorities [2] and before goodwill and significant items	$M	**511**	498	484
- after income tax, minorities, goodwill and before significant items	$M	**511**	498	480
- after income tax, minorities, goodwill and significant items	$M	**511**	487	491
After preference dividends and:				
- after income tax, minorities and before goodwill and significant items	$M	**502**	466	453
- after income tax, minorities, goodwill and before significant items	$M	**502**	466	449
- after income tax, minorities, goodwill and significant items	$M	**502**	455	460
UNDERLYING PROFIT	$M	**791**	750	750
RETURN ON AVERAGE ASSETS[3] (Annualised)				
- after income tax, minorities and before goodwill, significant items and preference dividends		**1.28%**	1.29%	1.32%
- after income tax, minorities, goodwill and significant items and before preference dividends		**1.28%**	1.27%	1.33%
RETURN ON AVERAGE RISK WEIGHTED ASSETS[3] (Annualised)				
- after income tax, minorities and before goodwill, significant items and preference dividends		**2.05%**	2.12%	2.19%
- after income tax, minorities, goodwill and significant items and before preference dividends		**2.05%**	2.07%	2.22%
RETURN ON AVERAGE ORDINARY EQUITY (Annualised)				
- after income tax, minorities, preference dividends and before goodwill and significant items		**23.01%**	22.02%	22.36%
- after income tax, minorities, preference dividends, goodwill and before significant items		**23.01%**	22.02%	22.17%
- after income tax, minorities, preference dividends, goodwill and significant items		**23.01%**	21.50%	22.71%
EXPENSES AS % AVERAGE ASSETS[3] (Annualised) - (excluding goodwill and significant items)		**1.58%**	1.70%	1.69%
EXPENSE / INCOME RATIO - (excluding goodwill and significant items)		**44.1%**	46.7%	45.4%
INTEREST MARGIN (Annualised)				
- AIFRS		**2.10%**	2.24%	2.34%
- previous AGAAP		**2.47%**	2.55%	2.63%
ORDINARY DIVIDEND (Fully franked)	Cents	**74.0**	70.0	67.0
EARNINGS PER ORDINARY SHARE (Annualised)				
Basic				
- before goodwill and significant items	Cents	**191.9**	179.5	175.5
- after goodwill and significant items	Cents	**191.9**	175.3	178.1
Diluted[4]				
- before goodwill and significant items	Cents	**190.7**	178.1	173.1
- after goodwill and significant items	Cents	**190.7**	174.0	175.6
Weighted Average Number of Shares				
- Basic ordinary shares	000's	**523,451**	519,134	516,353
- Diluted ordinary shares	000's	**543,678**	543,791	544,068
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	**6.30**	6.01	5.71
CAPITAL ADEQUACY RATIO		**10.4%**	11.1%	11.6%

(1) Includes securitisation of both St.George's assets and asset-backed conduit vehicles.
(2) Minorities refers to Outside Equity Interests in controlled entities.
(3) Denominator calculated on a previous AGAAP basis
(4) Comparatives adjusted for dilutive impact of SAINTS.

1.3 Group Highlights (continued)

Total Income

- Total income before significant items for the half year was $1,434 million (31 March 2005: $1,367 million). On a full AIFRS basis, total income before significant items increased by 8.1% compared to 31 March 2005. The increase reflects solid growth in lending assets and managed funds. This increase has been partially offset by a reduction in the interest margin, lower trading income and competitive pressures on loan fees and electronic banking income. On a full AIFRS basis excluding non-trading derivatives and hedging volatility, total income was $1,424 million (31 March 2005: $1,334 million), an increase of 6.7%.

Operating Expenses

- The expense to income ratio, before goodwill impairment and significant items, decreased to 44.1% (31 March 2005: 45.4%) reflecting prudent cost management and an increase in total income, due to growth in lending assets.

Income Tax

- Income tax expense before significant items was $226 million compared to $211 million in the March 2005 half. The effective tax rate for the half-year was 30.7% (31 March 2005: 30.7%).

Shareholder Returns

- Annualised return on average ordinary equity, before goodwill impairment and significant items, increased to 23.01% (31 March 2005: 22.36%).
- Annualised basic earnings per ordinary share, before goodwill impairment and significant items, increased to 191.9 cents (31 March 2005: 175.5 cents), an increase of 9.3%. On a previous AGAAP basis, basic earnings per ordinary share, before goodwill amortisation and significant items increased to 191.4 cents from 182.2 cents in the September 2005 half, an annualised increase of 10.1%.
- The Board has declared an interim ordinary dividend of 74 cents per share, payable on 4 July 2006. The dividend will be fully franked at 30%.

1.3 Group Highlights (continued)

Capital Management

The Group's Tier 1 capital adequacy ratio was 6.8% and total capital adequacy was 10.4% at 31 March 2006. The Tier 1 ratio has been impacted by the conversion of PRYMES and the $300 million buy-back of ordinary shares in February 2006. The Tier 1 ratio is expected to return to within the Bank's target range of 7.0-7.5 percent following the intended issue of two new Tier 1 capital instruments later in 2006. In accordance with APRA requirements, capital adequacy ratios continue to be calculated in accordance with previous AGAAP until 30 June 2006.

The following capital management initiatives were undertaken during the half-year:

- completion of a $3.1 billion securitisation of residential loan receivables through the Crusade Securitisation Program;
- 4.5 million ordinary shares were issued under the Bank's Dividend Reinvestment Plan (DRP) raising $127 million of capital;
- The conversion of $300 million of PRYMES into 10,309,170 ordinary shares in February 2006, based on a conversion price of $29.07;
- The buy-back of 11,677,657 ordinary shares in February 2006 at a price of $25.69 per share (refer section 2.3.2 for further details).

At 31 March 2006, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 5.3% (31 March 2005: 5.1%).

The Group now intends to undertake an innovative Tier 1 capital issue of around $150 million in May/June 2006. This is expected to be followed with a non-innovative Tier 1 capital issue of around $250 million later in the second half of calendar year 2006, after APRA release their final prudential standards. The DRP will operate for the interim dividend with no discount and will not be underwritten.

St.George expects to maintain its total capital adequacy ratio above the 10 percent APRA minimum requirement at all times.

Credit Ratings

In January 2006, Standard and Poor's upgraded its long-term counterparty credit rating on St.George to A+ from A. The A-1 short-term counterparty credit rating was reaffirmed. At the same time, Standard and Poor's upgraded its Bank Fundamental Strength rating on St.George to B+ from B. St.George Insurance Pte Limited, the Bank's captive mortgage insurance subsidiary, had its credit rating raised to A+ from A.

The credit rating upgrade is based on improvements in St.George's operations which, in Standard and Poor's opinion, are expected to be sustained. Standard and Poor's commented that the ratings upgrade reflected improvements in the quality and diversity of St.George's earnings profile, continued very strong asset quality, and a solid and improving market position.

In February 2006, Moody's Investors Service placed St.George's A2 long term deposit and debt rating and C+ Bank Financial Strength rating on review for possible upgrade. The A2 Insurance Financial Strength rating of St.George Insurance Pte Limited was also placed on review for possible upgrade.

1.3 Group Highlights (continued)

Moody's Investors Service commented that the review for possible upgrade reflects the Bank's success in recent years in developing its franchise on the back of a low risk, organic growth strategy.

Assets and Asset Quality

- Lending assets which include securitised loans and bank acceptances were $87.0 billion (31 March 2005: $76.2 billion), an increase of 14.3%.
- The impairment losses on loans and receivables were $65 million for the March 2006 half (31 March 2005: $58 million). This comprises a collective provision charge of $16 million and a specific provision charge of $49 million. Comparatives have been determined in accordance with previous AGAAP.
- APRA has proposed that banks maintain a provisioning benchmark of 0.5% of risk weighted assets for potential credit losses inherent in the Bank's lending portfolio. At 31 March 2006, the after tax equivalent of the Group's collective provision was $183 million or 0.36% of risk weighted assets. As a result, the Group has established a $72 million general reserve for credit losses which, when taken together with the after tax equivalent of the collective provision, represents 0.5% of risk weighted assets. The general reserve for credit losses has been established through an appropriation from retained profits. The increase in the general reserve for credit losses during the March 2006 half was $4 million. The balance of this reserve may change subject to APRA's finalisation of their requirements on AIFRS loan loss provisioning.

  The net impact of transitioning to AIFRS collective loan provisioning, establishing the general reserve for credit losses and reversing the previous AGAAP general provision and certain specific provisions for doubtful debts resulted in a net increase of $5 million in retained earnings. This $5 million increase in retained earnings has no current impact on the Group's capital adequacy position as capital adequacy is determined on a previous AGAAP basis until 30 June 2006. The difference between the Group's capital base on a previous AGAAP basis at 30 June 2006 and AIFRS capital base on 1 July 2006 will be subject to APRA's transitional arrangements until 31 December 2007.
- Asset quality remains strong, reflecting a favourable credit environment and the Bank's prudent credit culture and policies.

2 Business Summary

2.1 Strategic Overview

The Group's low-risk, organic growth strategy continues to deliver superior returns to shareholders, and the Strategic Framework developed in 2002 is still guiding the Group today:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

Building on this framework, the Group has remained focussed on a number of key areas

- Home Loans
- Middle Market
- Wealth Management
- Productivity Management
- Customer Service
- Victoria, Queensland and Western Australia Expansion
- Engaged People

Emphasis continues to be placed on the Group's customer service strategy, founded on the basic principles of:

Engaged People + Great Customer Experience = Superior Financial Outcomes

This strategy drives the Group's business priorities, with particular focus on the warm and friendly culture that characterises St.George through recruitment of the right people into roles, and an ongoing focus on the development and empowerment of existing staff.

In delivering great customer experience through its people, St.George continues to focus on key segments for the Group being Middle Market, Business and Enterprise Customers, Private Bank and Gold Customers, as well as Priority and Foundation customers. Investment in branch and contact centre areas with both staff and the Group's CRM infrastructure has contributed to improved efficiency in these channels, leading to an improved experience for customers.

Measured investment in infrastructure and the recruitment and development of staff has underpinned growth in non-core geographies of Victoria, Queensland and Western Australia, and the Group's successful business banking model has also been augmented through the ongoing implementation of the Best Business Bank growth strategy.

The Group continues to benefit from productivity initiatives from previous periods including back-office efficiency programs. Efficiency in corporate support functions is a focus for 2006, with specific initiatives in IT and Finance delivering further productivity improvements throughout the remainder of the year.

The Group's consistent track record of execution remains and as a result, St.George reaffirms its EPS growth target for 2006 and 2007 (refer page 21 for further details).

2.2 Operational Update – Business Priorities

2.2.1 Home Loans

The home loan market has seen a continued slowing in the rate of credit growth since 2003, in part due to the weaker New South Wales economy. Despite this, St.George's performance remains strong. The Bank's annualised growth in residential loans (including securitised loans) for the half-year to 31 March 2006 was 12.2% with St.George meeting its target to be in line with system growth.

Product innovation and mix continue to be key areas of focus to ensure stability in home loan margins and ongoing growth in the overall portfolio. Home loan products were enhanced during the half-year to meet the needs of target customer segments including first home buyers, investors, small business and retirees.

In terms of margin management, the Bank has continued to actively reduce the level of introductory loans to now be less than 1% of total portfolio balances. These loans typically have weaker retention prospects and a lower profit margin than other products, such as the Bank's "Portfolio" home equity and No Deposit loans, which have been areas of focus for the half-year. In addition, the Bank's proportion of standard fixed rate balances has increased from 13.1% at 30 September 2005 to 13.3% as at 31 March 2006. Fixed rate loans experience lower levels of additional repayments than variable rate products and therefore improve overall retention rates.

No Deposit and "Low Doc" loans continue to contribute to the Bank's lending growth. No Deposit loans represented 5.9% of settlements for the half-year and comprised 3.1% of home loan balances at 31 March 2006. "Low Doc" loans represented 5.7% of settlements for the half-year and comprised 4.8% of home loan balances at 31 March 2006. The Bank carefully manages both of these portfolios through the application of more rigorous underwriting, collection and portfolio risk management disciplines.

The home loan broker proportion of settlements for the half-year was 45.5%, up slightly from 44% in the September 2005 half. Management of this channel is focused on improving efficiency, increasing average loan size and achieving a balanced product mix. To improve efficiency in this channel and improve turn-around times, the Bank continues to enhance its "electronic lodgement" capability which has been progressively rolled out to brokers and enables faster approvals for customers. Dedicated priority service levels for higher value brokers were also upgraded. Benefits of this work will particularly be felt when the New South Wales lending market improves.

The Bank also continues the focus on improving the performance of its proprietary channels. Actions taken included new lender induction programs, better alignment of incentives and an increase in the branch and mobile lender sales force. This work is ongoing with pleasing improvements in productivity evident in recent months.

The Bank's home loan repayment rate reduced from an annualised 16.0% in 2005 to 15.4% for the half-year. The key drivers of the improvement continue to be lower levels of introductory loan business, improved product design, stronger customer relationships and the benefits of the Bank's ongoing customer retention program.

Credit quality remains excellent with prudent policies aimed at protecting the Bank and borrowers being maintained.

2.2 Operational Update – Business Priorities (continued)

2.2.2 Retail Deposits

Competition in the deposit market has continued to intensify over the last 6 months. All major banks are now actively pursuing balances in high-interest on-line accounts. Regional banks and monoline players are also active, with short-term promotional offers now being used to attract new funds. Additionally, a number of majors are aggressively promoting flat fee transaction and savings vehicles through their branch networks. Marketing campaign activity for term deposits continued strongly across the industry.

St.George maintained its successful strategy of using on-line channels for balance growth and branch channels for value and cross-sell activity. St.George is also utilising its business bank network to gather new deposits. Balance growth in the on-line directsaver account (internet and phone) was strong during the first half. The Express saver account that was launched in November 2005, provides a high interest savings account to the business sector. Transaction account balances grew by an annualised 16.7% to $14.3 billion compared to September 2005.

A new product 'PowerPlus' was launched in the Bank's core markets in December 2005. This product provides an everyday solution to customers and combines a high interest savings account, a flat fee transaction account and, with the addition of salary crediting, bonus interest is earned. PowerPlus is demonstrating signs of quality growth, with 80% of accounts new to the bank.

Non-core states are growing well, with the branch-based account PowerSaver experiencing good customer acceptance. In Queensland and Victoria, almost 50% of new customers acquiring a PowerSaver account also acquire a Freedom transaction account.

St.George grew its retail deposits by 13.5% since 31 March 2005. This growth occurred across both consumer banking and business banking.

2.2.3 Middle Market

The Group continues to perform well with regard to the Middle Market segment, with annualised lending growth of 17.6% since 30 September 2005, which is an excellent result given the slow down in the property market, particularly in New South Wales. The average growth in the Bank's non-core geographies of Queensland, Victoria and Western Australia has been excellent at 28.6%. Customer service is a key success factor driving growth in this segment. Customers are relationship managed by staff skilled in meeting customers' needs according to their industry segments. East & Partners rank St.George as Australia's No.1 Relationship Banker to the middle market in their recent survey. The business is focused around six key industry segments – manufacturing and wholesale, professionals, hotels and leisure, aged care and health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be a key differentiator for St.George in the Middle Market segment with no customers indicating they are likely to change bank compared to an average of 17.6% for the four major banks in the February 2006 East & Partners survey. The high service levels provided to these customers results in stronger customer loyalty, minimal customer churn and a propensity for customers to broaden their relationship with St.George. These high customer satisfaction levels have driven market leading customer advocacy with 49% of customers indicating they would definitely recommend St.George. This has also resulted in an increase to 4.7 products per customer in March 2006 from 4.2 in March 2005.

Lending market share for this segment has remained steady since September 2005 mainly due to the slower economic growth experienced in New South Wales. This has particularly impacted market share growth due to 52% of commercial lending balances being in New South Wales.

2.2 Operational Update – Business Priorities (continued)

2.2.3 Middle Market (continued)

To realise further potential in this segment, the Bank is continuing the implementation of its Best Business Bank program. The program is focussed on productivity gains from the significant number of new staff hired in this segment in the last 18 months. New sales tools and industry specific value propositions continue to be developed. In addition to further external recruitment of relationship managers nationally, the Bank has developed a management development program for existing middle market support staff.

2.2.4 Wealth Management

Wealth Management comprises Asgard Wealth Solutions (formerly Sealcorp), the Securitor dealer network, Advance Asset Management, St.George Margin Lending, St.George Life Limited, St.George Private Bank and St.George Investment Solutions. Its core businesses are superannuation and wealth administration platforms, financial advice and planning, investment management and packaging, margin lending, private banking and life and general insurance. In March 2006, Kaplan Equities Limited acquired a 50% stake in Ascalon Capital Managers, a funds management incubator, previously wholly owned by the Bank. This transaction increases Ascalon's working capital and enables both parties to work together to expand the business.

Asgard's result represents the most successful reporting period to date with a 32.1% increase in funds under administration (FUA) to $27.0 billion from $20.5 billion at 31 March 2005. The growth was achieved across all products and generated from its aligned dealer network. The result has been strongly supported by favourable market conditions with gross and net flows increasing 25% whilst experiencing industry low redemption rates. The ASGARD business continues to win many industry awards for its various platform products.

Advance Asset Management grew funds under management to $7.1 billion from $4.7 billion or 51.7% compared to 31 March 2005. Of this growth, $1.4 billion is attributable to the mandating of Advance Funds Management to manage a component of Asgard's funds. These funds also remain within Asgard's FUA. In line with its business model as a "manager of managers" the number of strategic partnerships has now grown to 22.

Margin Lending achieved strong growth in its portfolio growing total receivables by $381 million or 26.7% to $1.8 billion since 31 March 2005. The business retains a 5-star Cannex rating and was awarded Asset magazine's "Margin Lender of the Year" for the third consecutive year.

The Private Bank grew assets by 12.5%, deposits are up by 24.6% and funds under advice rose by 30.4% to $326 million. Net written premium from life insurance products grew by 20% compared to the corresponding period last year whilst commissions from general insurance products have remained relatively flat.

2.2.5 Victorian Expansion

The Group's Victorian strategy continues to deliver results with strong market share gains in the Bank's target Gold and middle market customer segments.

St.George has continued to invest in its distribution channels with a further three new full service branches opened in metropolitan Melbourne during the March 2006 half. This takes the total to 13 new sites being opened since the commencement of the Victorian strategy. Management focus is now directed to maximising the returns on these investments.

Middle market receivables grew by 22% to $1.9 billion compared to 31 March 2005. Residential loans grew by 19% to $6.4 billion since 31 March 2005. Momentum is strong going into the second half of 2006.

2.2 Operational Update – Business Priorities (continued)

2.2.6 Queensland Expansion

Strong results have been achieved during the period in Queensland, with middle market receivables growing by 27% to $1.27 billion and residential loans increasing by 19% to $5.35 billion compared to 31 March 2005.

The Regional Management model is well advanced, branch expansion plans are underway with three new branches to be opened in second half 2006, and staff numbers being increased accordingly. Strategic campaigns directed at specific target customer segments have been devised and implemented – heightening brand awareness and expanding the Group's presence within the Queensland market.

2.2.7 Western Australia Expansion

Over the period, Western Australia has delivered strong growth. Residential loans increased by 21% to $2,921 million compared to March 2005. Middle Market receivables increased by 21% to $1.47 billion compared to 31 March 2005.

A new commercial banking centre was opened during the period and banking staff numbers have been increased by 10 to 127 to support the Bank's growth plans in Western Australia.

2.2.8 Risk Management

The Group's risk management systems continue to be enhanced through the implementation of Basel II.

The Bank is seeking APRA accreditation to apply the advanced approaches for credit risk and operational risk. St.George is targeting to apply the Basel II advanced approach for credit risk to its retail portfolio and foundation approach for credit risk to its corporate lending portfolio.

St.George is planning to initially adopt the standardised approach for operational risk from 1 January 2008. St.George is expecting to lodge its application with APRA in September 2006 to adopt the advanced approach for operational risk from 1 January 2009.

The Bank commenced a two year parallel run for credit risk against the current Accord from 1 January 2006. Subject to satisfying APRA's advanced level accreditation requirements, the Bank plans to commence a two year parallel run for operational risk from 1 January 2007.

2.2.9 Credit Quality

St.George's asset quality in residential and business lending continues to remain strong, reflecting a favourable credit environment and the Bank's prudent credit culture and policies. A major portion of the Bank's credit portfolio is in lower risk home loans. The majority of loans comprising residential and commercial loans are well secured by land and buildings that have been conservatively valued. Impairment provisions at 31 March 2006 have been assessed in accordance with AIFRS. While comparative figures for impairment provisions have not been restated for AIFRS, supplementary information that adjusts loan impairment losses to an estimated full AIFRS basis is provided in Section 4.

2.2 Operational Update – Business Priorities (continued)

2.2.9 Credit Quality (continued)

The Group continues to be well provisioned with total provisions and reserves for impairment of $369 million at 31 March 2006. This comprises a collective provision of $261 million and a specific provision of $36 million. In addition, the Bank has a $72 million general reserve for credit losses that has been appropriated from retained profits to comply with APRA's proposed AIFRS prudential requirements. When taken together, the after tax balances of the collective provision and the general reserve for credit losses represent 0.5% of risk weighted assets (31 March 2005: 0.5%). The comparative percentage includes the after tax balance of unearned income on mortgage insurance premiums. The balance of the general reserve for credit losses may change subject to APRA's finalisation of their requirements on AIFRS loan loss provisioning.

The net impact of transitioning to AIFRS collective loan provisioning, establishing the general reserve for credit losses and reversing the AGAAP general provision and certain specific provisions for doubtful debts resulted in a net increase of $5 million in retained earnings. This $5 million increase in retained earnings has no current impact on the Group's capital adequacy position as capital adequacy is determined on a previous AGAAP basis until 30 June 2006. The difference between the Group's capital base on a previous AGAAP basis at 30 June 2006 and AIFRS capital base on 1 July 2006 will be subject to APRA's transitional arrangements until 31 December 2007.

The charge for bad and doubtful debts was $65 million and is not comparable to the $58 million charge in the 31 March 2005 half-year, which was calculated on a previous AGAAP basis.

Total impaired assets (net of specific provisions) were $45 million, compared to $44 million at 31 March 2005.

Bad and doubtful debts expense, excluding the movement in the general reserve for credit losses as a percentage of average gross loans and receivables (excluding securitised loans and bank acceptances) was 0.21% on an annualised basis. Net non-accrual loans, as a percentage of net loans and receivables (excluding securitised loans and bank acceptances) was 0.07% compared to 0.06% at 31 March 2005.

2.3 Operational Update - Other

2.3.1 Disposal of Investment

In March 2006, the Bank disposed of 15 million shares it held in Ascalon Capital Managers Limited ("Ascalon") to Kaplan Equities Limited ("Kaplan"). A profit after tax of $8 million was recognised on sale. Ascalon holds investments in six boutique fund managers. Following the sale, St.George and Kaplan each have a 50% equity interest in Ascalon. The transaction enables Ascalon to increase its working capital and provides an opportunity for both parties to work together to expand the Ascalon business.

2.3.2 Share Buy-back

In February 2006, the Bank completed its off-market buy-back of ordinary shares. A total of 11,677,657 ordinary shares were bought back at a price of $25.69, a total cost of $300 million. An amount of $6.54 per share of the consideration paid to buy back the shares was charged to share capital (total $76.7 million including associated buy-back costs). The difference between the buy-back price of $25.69 and the capital component of $6.54 was deemed to be a fully franked dividend for tax purposes and charged to retained profits ($223.6 million).

For capital gains tax purposes, the deemed disposal price applicable to shareholders (other than corporate tax entities) participating in the buy-back is $10.59 for each share sold into the buy-back.

2.3.3 Depositary Capital Securities (DCS)

As advised last year, the Australian Tax Office has denied the Bank a deduction on its DCS and issued amended assessments totalling $137 million after tax. There have been no further developments in this matter during the period. St.George remains confident that its position in relation to the application of the taxation law is correct. Accordingly, St.George has not charged to its income statement any amounts due under the amended assessments. St.George has agreed this treatment with its auditors, KPMG.

2.3.4 St.George Insurance Pte Limited

St.George Insurance Pte Ltd (SGI) is a wholly owned subsidiary of the Bank and was established in Singapore in 1989. SGI is a captive lender's mortgage insurance (LMI) provider and as such only offers mortgage insurance products to the Bank. SGI insures residential loans, which under the Bank's credit policies, require mortgage insurance.

Loans insured by SGI as at 31 March 2006 had a total value of $34.7 billion. The actuarial assessment has determined that, as at 30 September 2005 the reserves held by SGI to meet its potential claims are conservative, with a 95% level of confidence.

Each year of new advances, with loan to valuation ratios (LVR) greater than 80%, is treated as a separate policy period with SGI retaining the risk for claims with a range of 0.5% to 0.765% of the total advances in this category. Reinsurance cover cuts in for claims above the risks retained by SGI for each individual policy year (up to an agreed cap of 2%, beyond which St.George Bank assumes the residual risk). During its history, SGI has not made a claim under its reinsurance treaties.

SGI's investment portfolio consists of equities, fixed interest securities and term deposits. Two external fund managers independently manage the portfolio, with the performance regularly monitored by SGI and the Bank.

SGI had its credit rating upgraded from A to A+ by Standard and Poor's in January 2006. SGI has a A2 rating from Moody's Investors Service who have placed SGI on review for a possible upgrade. SGI has a AA- rating from Fitch Ratings.

2.3 Operational Update – Other (continued)

2.3.4 St.George Insurance Pte Limited (continued)

Prudential Regulation

SGI is subject to the regulatory requirements of the Monetary Authority of Singapore. In accordance with APRA's reforms to the Australian LMI industry, which took effect from 1 January 2006, APRA requires the Bank to utilise an LMI provider that is incorporated in Australia to satisfy the conditions of an "acceptable" LMI. Under the transitional provisions of the standards, the Bank has until 1 January 2008 to complete the transfer of SGI's operations to Australia. The Bank is progressing with the process of transferring SGI's operations to Australia within this timeframe. SGI complies with the minimum capital requirements of these standards.

SGI Pte Limited Performance Summary

Half-Year Ended		**March 2006 $M**	Sept 2005 $M	March 2005 $M
Underwriting income		**24**	19	17
Investment portfolio income		**20**	19	19
Claims		**-**	(1)	-
Other expenses		**(2)**	(3)	(2)
Profit before tax		**42**	34	34
Income tax expense		**(10)**	(6)	(6)
Profit after tax		**32**	28	28
Total assets		**334**	328	247
Investment portfolio		**334**	328	247
Shareholders' equity		**188**	196	197
Performance ratios				
* Loss Ratio [1]	%	**0.7**	3.0	(1.1)
* Expense Ratio [2]	%	**8.8**	9.7	6.0
* Combined Ratio [3]	%	**9.5**	12.7	4.9
Return on - (Annualised)				
* Average Assets	%	**21.60**	21.87	25.53
* Average Shareholders' Equity	%	**32.40**	29.82	32.21
Profit before tax by source				
* Mortgage Insurance	%	**51.7**	44.1	43.6
* Investment Portfolio	%	**48.3**	55.9	56.4
Contribution to Group profit				
* before tax	$M	**31**	31	31
* after tax	$M	**22**	22	22

(1) Net claims incurred divided by net premiums earned.
(2) Underwriting expenses divided by net premium earned.
(3) The sum of (1) and (2).
The above ratios are calculated on SGI's results rounded to the nearest thousand dollars.

SGI's profit result is based on its stand alone statutory accounts. On this basis, SGI recognises premium income over the expected period of the risk. On consolidation, intercompany transactions between SGI and the Bank are eliminated. In accordance with AIFRS, from 1 October 2005, loan risk fees collected by the Bank in respect of mortgage insurance activities are regarded as fees that are integral to those loans and recognised as an adjustment to the yield of the loan.

2.3 Operational Update – Other (continued)

2.3.4 St.George Insurance Pte Limited (continued)

Such fees are deferred and amortised to interest income over the life of the loan using the effective interest rate method. The income recognition pattern on consolidation is more conservative compared to SGI's premium income recognition pattern. SGI's tax expense is lower when compared to the tax expense in its contribution to the Group result. This is due to the differential between the lower tax rate in Singapore compared to Australia being required to be paid by St.George Bank as attribution tax in Australia. Hence, the contribution to Group profit by SGI is lower than SGI's stand alone statutory profit result as noted in the above table.

2.3.5 St.George Bank New Zealand Limited (SGBNZ)

The objective for SGBNZ has been to grow the Bank's core retail banking products through its alliance with Foodstuffs, New Zealand's largest supermarket retailer. At 31 March 2006, the balance of retail deposits was NZD 523 million (31 March 2005: NZD 442 million) and the balance of residential loans was NZD 504 million (31 March 2005: NZD 232 million). Intense competition has been experienced in the market, particularly for residential lending. The Group's share of the result for the March 2006 half was a loss of AUD 1.5 million, in line with expectations. Given the intense competition in the New Zealand market, St.George and Foodstuffs are reviewing their strategic options in terms of the future of SGBNZ.

2.4 Future Prospects

The Australian economy has posted moderate growth rates over the past year, although there has been a marked divergence across states, with commodity-based regions performing by far the best, while NSW has underperformed. Housing markets have reflected this, with Perth outperforming Sydney by a wide margin. Over the coming year, these differences are expected to even out to a degree. High fuel costs remain a significant negative while low interest rates continue to support the economy. Tax cuts and generally solid global growth will also help boost activity. Consumer and household debt levels are still relatively high, which will prevent economic growth and inflation accelerating too rapidly.

The competitive environment is expected to remain intense, particularly in the area of residential lending, business lending and retail deposits. The Bank has performed well during the period despite a subdued property market in New South Wales. The Bank is well positioned to benefit from the expected future upturn in the New South Wales economy in 2007. St.George is aiming to grow its home loan portfolio in line with system and its Middle Market segment at twice system. In the area of Wealth Management, the objective is to maintain net inflows in excess of system.

The St.George Group has established a track record of delivering on its targets, while building for the long run. For full year 2006 and 2007, St.George has indicated that, under the assumption of a reasonably robust economic environment, it expects to achieve a growth in EPS of 10%. These targets were established under the previous AGAAP accounting standards. Based on first half performance and momentum in the business, St.George is on track to deliver on these targets. On a full AIFRS basis, the 2006 full year target is EPS growth of greater than 10%, with the 30 September 2005 full AIFRS profit result excluding hedging and non-trading derivatives impacts, being the relevant measurement base starting point. For 2007, with previous AGAAP falling away, the target is restated and re-affirmed on an AIFRS basis, excluding the impact of hedging and non-trading derivatives. The exclusion of this component of non-interest income is appropriate because it creates some volatility in the AIFRS reported results and cannot be directly controlled by management.

3 Financial Analysis

3.1 Group Performance Summary

Half-Year Ended	**March 2006 $M**	Sept 2005 $M	March 2005 $M
Interest income	**3,236**	2,865	2,640
Interest expense	**2,272**	1,960	1,744
Net interest income	**964**	905	896
Non-interest income	**470**	501	471
Significant items	**-**	-	16
Total non-interest income	**470**	501	487
Bad and doubtful debts expense *	**65**	52	58
Operating expenses	**633**	656	620
Significant items	**-**	16	-
Total operating expenses	**633**	672	620
Goodwill impairment	**-**	-	4
Share of net profit of equity accounted associates	**-**	-	3
OPERATING PROFIT BEFORE INCOME TAX	**736**	682	704
Income tax expense	**226**	202	211
Income tax expense/(benefit) on significant items	**-**	(5)	5
Total income tax expense	**226**	197	216
OPERATING PROFIT AFTER INCOME TAX	**510**	485	488
Minority interests	**(1)**	(2)	(3)
OPERATING PROFIT AFTER INCOME TAX AND MINORITIES	**511**	487	491
Preference dividends:			
- Depositary Capital Securities (DCS)	**-**	14	13
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	**-**	9	10
- Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS)	**9**	9	8
	9	32	31
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	**502**	455	460

* In addition to this charge, there is a $4 million increase in the general reserve for credit losses which is not distributable to shareholders (refer page 34 for further details).

	March 2006 $M	Sept 2005 $M	March 2005 $M
Profit available to ordinary shareholders	**502**	455	460
Add/(Less):			
Goodwill impairment	**-**	-	4
Significant items	**-**	11	(11)
Profit after preference dividends, income tax, minorities and before goodwill and significant items	**502**	466	453


Operating profit (1)
550
500
450
400
350
300
$ million
406
414
453
442
466
443
502
Mar 04
Sep 04
Mar 06
previous AGAAP

(1) Operating profit after income tax, preference dividends, minorities and before goodwill and significant items

3.1 Group Performance Summary (continued)


Return on Average Ordinary Equity (1)
26%
24%
22%
20%
18%
21.56%
21.24%
22.36%
22.02%
23.01%
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS (incl. AASB 132 and 139)

(1) Annualised return on average ordinary equity after income tax, preference dividends, minorities and before goodwill and significant items.

3.1.1 Total Income

Growth in total income has been impacted by AIFRS as a result of distributions on PRYMES and DCS being reclassified from dividends to interest expense, the deferral of certain transaction fees and costs, and fair value movements in depositary capital securities and non trading derivatives in the March 2006 half. These impacts are not reflected in comparative figures.

It is difficult under AIFRS to assess underlying growth in net interest income and non-interest income on an individual basis as AIFRS has resulted in a number of reclassifications between these categories in the March 2006 half that are not all reflected in comparative figures. Net interest income and non-interest income have been restated to a previous AGAAP basis in Section 4 of this document to further assist in assessing underlying performance. Also, supplementary comparative figures adjusted for the full impact of AIFRS are disclosed in Section 4. On a full AIFRS basis, total income before significant items was $1,434 million for the 31 March 2006 half (31 March 2005: $1,326 million), an increase of 8.1%.

3.1.2 Underlying Profit

The underlying profit for the Group increased by 5.5% to $791 million compared to 31 March 2005. Prior periods are not comparable as they do not reflect the impact of AIFRS accounting standards relating to financial instruments.

Half-Year Ended	**March 2006 $M**	Sept 2005 [1] $M	March 2005 [1] $M
Operating profit after income tax and minority interests	**511**	487	491
Add: Minority interests	**(1)**	(2)	(3)
Operating profit after income tax	**510**	485	488
Add/(Less):			
Net loss/(profit) on significant items	**-**	11	(11)
Income tax expense	**226**	202	211
Charge for bad and doubtful debts	**65**	52	58
Goodwill impairment	**-**	-	4
Non-trading derivatives	**(10)**	-	-
Underlying Profit	**791**	750	750

(1) prior periods not comparable

Factors driving the growth in underlying profit during the half-year were:

- growth in lending assets, managed funds and retail deposits;
- increased transaction volumes; and
- effective cost management.


Underlying profit
$ million
900
800
700
600
500
400
300
641
689
750
740
750
742
791
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS (incl. AASB 132 and 139)

3.1.3 Significant items

Individually significant items are revenues and expenses of such a size, nature or incidence that their disclosure is relevant in explaining the financial performance of the Group.

Half-Year Ended	**March 2006 $M**	Sept 2005 $M	March 2005 $M
Non-interest income			
Non-interest income before significant items	470	501	471
Significant items			
- Profit on sale of fixed assets (i)	-	-	27
- Write-off of deferred home loan broker commissions (ii)	-	-	(11)
	-	-	16
Total non-interest income	470	501	487
Operating expenses			
Operating expenses before significant items	633	656	620
Significant items			
- Write-off of computer applications and equipment (iii)	-	16	-
Total operating expenses	633	672	620
Income tax expense			
Income tax expense before significant items	226	202	211
Significant items			
- Income tax expense on profit on sale of fixed assets (i)	-	-	8
- Income tax benefit on write-off of deferred home loan broker commissions (ii)	-	-	(3)
- Income tax benefit on write-off of computer applications and equipment (iii)	-	(5)	-
	-	(5)	5
Total income tax expense	226	197	216
Summary of significant items			
Total pre-tax profit/(loss) from significant items	-	(16)	16
Less: Total tax expense/(benefit) attributable to significant items	-	(5)	5
Net impact from significant items	-	(11)	11

2006 half-year

There were no significant items in the March 2006 half.

2005 half-years

(i) First half of 2005 - the Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax).

(ii) First half of 2005 - From 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) during the half-year that represents the unamortised balance of deferred commissions relating to this loan portfolio. In accordance with AIFRS, from 1 October 2005, home loan broker commissions are recognised as an adjustment to the yield on a loan and expensed over the expected life of the loan.

(iii) Second half of 2005 - the Bank recognised a $6 million ($4 million after tax) write-off of obsolete systems or systems in the process of being decommissioned and a $10 million ($7 million after tax) write-off representing a refinement of St.George's deferred expenditure policy to write-off deferred expenditure whereby the unamortised balance of deferred expenditure is written-off immediately when the carrying value reduces to $500,000.

3.1.4 Net Interest Income

Net interest income is derived from the Group's business activities of lending (including securitised loans and bank acceptances), trading securities, hedging and deposits and borrowings.

Net interest income for the half-year was $964 million (31 March 2005: $896 million), an increase of 7.6%. Net interest income in the 31 March 2006 half includes securitisation income, distributions on PRYMES and Depositary Capital Securities, yield related lending fee income, premium income from mortgage insurance operations, bill acceptance fee income and certain loan origination costs such as valuation fees, legal fees and third party home loan brokers fees. With the exception of securitisation income, comparative figures have not been adjusted for these items.

To assist in assessing underlying performance, Section 4 of this document restates net interest income to a previous AGAAP basis and restates comparatives to a "full AIFRS" basis.

Half-Year Ended	March 2006 Balance $M	September 2005 Balance $M	March 2005 Balance $M
Net interest income			
Previous AGAAP	866	856	851
- securitised loans and funding [(1)]	63	49	45
- bill acceptances	63	-	-
- PRYMES and DCS distributions	(23)	-	-
- other	(5)	-	-
AIFRS basis [(2)]	964	905	896
Average balances			
Interest earning assets			
Previous AGAAP	70,174	67,049	64,616
- securitised loans [(1)]	15,271	13,626	11,990
- bill acceptances	6,477	-	-
- other	51	-	-
AIFRS basis [(2)]	91,973	80,675	76,606
Interest earning liabilities			
Previous AGAAP	66,734	63,472	61,028
- securitisation funding [(1)]	15,192	13,535	11,904
- bill acceptances	6,477	-	-
- PRYMES and DCS	542	-	-
AIFRS basis [(2)]	88,945	77,007	72,932
Interest margin	%	%	%
Previous AGAAP	2.47	2.55	2.63
- securitised loans and funding [(1)]	(0.28)	(0.31)	(0.29)
- bill acceptances	(0.03)	-	-
- PRYMES and DCS	(0.05)	-	-
- other	(0.01)	-	-
AIFRS basis [(2)]	2.10	2.24	2.34

(1) Includes asset-backed conduit vehicles
(2) AIFRS comparative figures do not include the impact of AASB 132 and 139.

3.1.4 Net Interest Income (continued)

On a full AIFRS basis, the interest margin reduced by 6 basis points since 30 September 2005, primarily due to changes in funding mix and a reduction in lending spreads. On a previous AGAAP basis, the interest margin for the March 2006 half was 2.47% compared to 2.63% in the March 2005 half and 2.55% in the September 2005 half. The 8 basis points reduction in the interest margin compared to the 30 September 2005 half is primarily due to changes in funding mix and the holding of a higher level of liquids during the March 2006 half-year. It is noteworthy that notwithstanding the intensity of competition in lending products, the Group has experienced a minimal decline in lending spreads.


Change in Net Interest Margin (1)
Percentage (%)
2.65
2.55
2.45
2.35
2.25
2.15
2.05
AGAAP
2.55
(0.03)
(0.01)
(0.01)
(0.03)
AGAAP
2.47
(0.28)
(0.03)
(0.05)
(0.01)
AIFRS
2.10
September 2005
Funding mix
Lending Spreads
Free funds
Liquidity mix
March 2006
Securitisation
Bill acceptances
Preference shares
Other
March 2006

(1) March 2006 half compared to September 2005 half

The net interest margin in the March 2006 half was impacted by the following factors:

(1) Funding Mix

Retail funding spreads have continued to be impacted by the increased flow of new retail money into higher interest rate accounts, such as the dragondirect saver account.

(2) Free funds

The benefit gained from free funds reduced during the half due to the $300 million ordinary share buy-back in February 2006.

(3) Liquidity mix

A higher level of trading securities were held during the March 2006 half, reflecting an increased holding of bank acceptances which are eventually on sold and classified as non-interest earning assets when sold under previous AGAAP.

(4) AIFRS impacts

In accordance with AIFRS, securitised loans and bill acceptances are included in interest earning assets, preference shares and funding relating to securitised loans and bank acceptances are included in interest bearing liabilities. Certain transaction fees and costs have been reclassified from non-interest income to interest income.

3.1.5 Non-Interest Income

Non-interest income before significant items was $470 million compared to $471 million in the March 2005 half and was primarily impacted by the reclassification of $63 million of income from bill acceptances to net interest income in accordance with AIFRS, which is not reflected in comparative figures.

To assist in assessing underlying performance, Section 4 of this document restates non-interest income to a previous AGAAP basis and comparatives to a "full AIFRS" basis. On a full AIFRS basis, non-interest income before significant items was $470 million for the March 2006 half (31 March 2005: $403 million), an increase of 16.6%.

Half-Year Ended	**March 2006 $M**	Sept 2005 $M	March 2005 $M
Non-interest income			
Trading income	**34**	38	34
Non trading derivatives	**10**	-	-
Product fees and commissions			
- Lending	**54**	41	40
- Deposit and other accounts	**105**	131	116
- Electronic banking	**98**	93	95
Managed funds fees	**124**	116	107
Bill acceptance fees	**-**	51	42
Factoring and invoice discounting income	**10**	10	9
Net profit on disposal of land and buildings	**2**	-	3
Profit on sale of businesses	**4**	-	9
Trust distributions	**5**	1	3
Rental income	**4**	4	5
Profit on sale of shares	**10**	2	2
Dividend income	**3**	3	2
Profit on sale of investment securities	**-**	1	-
Other Income	**7**	10	4
Non-interest income before significant items	**470**	501	471
Significant items			
Profit on sale of fixed assets	**-**	-	27
Write-off of deferred home loan broker commissions	**-**	-	(11)
	-	-	16
TOTAL NON-INTEREST INCOME	**470**	501	487
Non-Interest Income as a % of Average Assets [1] (annualised)			
- before significant items	**1.17%**	1.30%	1.28%
- after significant items	**1.17%**	1.30%	1.32%
Non-Interest Income as a % of Total Income			
- before significant items	**32.8%**	35.6%	34.5%
- after significant items	**32.8%**	35.6%	35.2%

(1) previous AGAAP basis

Trading income

Trading generates net interest income and non-interest income. Net interest income earned on the trading portfolio was $29 million (30 September 2005: $23 million; 31 March 2005: $30 million). Therefore, total trading income was $63 million (30 September 2005: $61 million; 31 March 2005: $64 million). The modest decline in trading income is attributable to a flat yield curve and a lack of volatility in financial markets.

Trading income includes a gain of $12 million (30 September 2005: $12 million; 31 March 2005: $13 million) from the Group's captive mortgage insurance company's investment portfolio, which is marked to market. Interest income earned on this investment portfolio was $6 million (30 September 2005: $4 million; 31 March 2005: $4 million).

3.1.5 Non-Interest Income (continued)

Non trading derivatives

The $10 million gain during the period reflects the impact of hedge ineffectiveness and the net fair value movement in the Bank's Depositary Capital Securities and related hedges.

Securitisation service fees

In accordance with AIFRS, fee income from securitised loans has been reclassified to net interest income. Comparative figures have been amended accordingly.

Managed funds fees

Fee income from managed funds increased by 15.9% to $124 million compared to 31 March 2005. The increase is due to strong growth of 33.6% in managed funds to $37.2 billion from $27.8 billion at 31 March 2005, reflecting strong investment markets and strong net inflows of funds.

Bill acceptance fees

In accordance with AIFRS, bill acceptance fee income has been reclassified to net interest income. Comparatives have not been amended to reflect this change.

Profit on sale of shares

During the period, the Bank sold its equity interest in Ascalon, resulting in a gain of $8 million on sale. The Bank retains a 50% equity interest in Ascalon after reinvesting in the entity as part of the transaction.

Product Fees and Commissions

Product fees and commissions income increased by 2.4% to $257 million from $251 million in the March 2005 half due to the following factors:

Lending fees – increased by 35% to $54 million compared to $40 million in the March 2005 half. Lending fee income benefited from an AIFRS reclassification to net interest income of a $23 million net expense relating to loan fee income and loan origination costs. Comparatives have not been adjusted to reflect this reclassification.

Deposit and other accounts - fees decreased to $105 million compared to $116 million in the March 2005 half. Fee income has been impacted by the reclassification of $24 million of mortgage insurance premium income to net interest income in accordance with AIFRS. The $24 million reclassification has a $17 million impact on net interest income in accordance with the change in income recognition pattern required under AIFRS. Comparatives have not been adjusted to reflect this reclassification.

Electronic banking - income from electronic banking was $98 million compared to $95 million in the 31 March 2005 half and $93 million in the 30 September 2005 half, reflecting increased transaction volumes. The rate of growth in electronic banking fee income has been moderated by increased competition in the merchant acquiring area.

3.1.6 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

Half-Year Ended	March 2006 $M	Sept 2005 $M	March 2005 $M
Income			
Managed funds fees for the half-year	124	116	107
Managed funds			
Funds under administration (Asgard)	27,037	23,443	20,470
Funds under management	7,144	6,462	4,709
Funds under advice	2,984	2,737	2,633
Total Managed Funds	37,165	32,642	27,812

Managed funds rose by 33.6% compared to 31 March 2005. Asgard's funds under administration rose by 32.1% compared to 31 March 2005. This growth reflects favourable equity markets and sustained investor confidence together with expanded distribution channels and product innovation.

The growth in Asgard's funds under administration reflects increased sales, strong equity markets, low redemption rates and benefits from the removal of the superannuation guarantee charge.

Funds under management growth of 51.7% to $7.1 billion relates to the Advance Funds Management business which is an established product packaging business. Of this growth, $1.4 billion is attributable to the mandating of Advance Funds Management to manage a component of Asgard's funds. These funds also remain in Asgard's funds under administration. Excluding this item, underlying growth in managed funds was $1,076 million or 22.8%.


Managed Funds
$ billion
$ million
0
5
10
15
20
25
70
80
90
100
110
120
130
16.6
6.1
94
18.3
6.5
103
20.5
7.3
107
23.4
9.2
116
27.0
10.1
124

3.1.7 Operating Expenses

Half-Year Ended	March 2006 $M	Sept 2005 $M	March 2005 $M
Staff expenses			
Salaries	289	286	267
Contractors' fees	4	3	6
Superannuation	26	23	23
Payroll tax	20	18	17
Fringe benefits tax	3	5	4
Share based compensation	6	6	7
Other	12	13	12
Total staff expenses	360	354	336
Computer and equipment costs			
Depreciation	19	20	20
Deferred expenditure amortisation	15	19	19
Rentals on operating leases	4	4	5
Other [(1)]	37	33	38
Total computer and equipment costs	75	76	82
Occupancy costs			
Depreciation	15	14	13
Rentals on operating leases	35	36	34
Other [(2)]	18	21	20
Total occupancy costs	68	71	67
Administration expenses			
Advertising and public relations	22	28	21
Consultants	9	18	12
Fees and commissions	16	15	14
Postage	9	9	9
Printing and stationery	17	19	17
Subscriptions and levies	5	4	4
Telephone	5	6	4
Other [(3)]	47	56	54
Total administration expenses	130	155	135
Operating expenses before goodwill and significant items	633	656	620
Goodwill impairment	-	-	4
Operating expenses after goodwill and before significant items	633	656	624
Significant items			
Write-off of computer applications and equipment	-	16	-
TOTAL OPERATING EXPENSES	633	672	624
Ratios (before goodwill and significant items)			
Operating Expenses (annualised) as a % of Average Assets *	1.58%	1.70%	1.69%
Expense to Income ratio	44.1%	46.7%	45.4%

* denominator on a previous AGAAP basis

(1) Other computer and equipment costs are primarily comprised of software and hardware maintenance and data line communication costs.

(2) Other occupancy costs are primarily comprised of management fees paid for property facility management and security services.

(3) Other administration expenses are primarily comprised of audit and related service fees, legal services, travel costs, non-lending losses and financial charges.

3.1.7 Operating Expenses (continued)


Operating Expenses(1)
$ million
700
650
600
550
500
450
400
610
612
620
656
633
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS (incl. AASB 132 and 139)

(1) Operating expenses before goodwill and significant items


Total Operating Income (2)
$ million
1,500
1,450
1,400
1,350
1,300
1,250
1,200
1,150
1,269
1,301
1,367
1,326
1,406
1,368
1,434
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS (incl. AASB 132 and 139)

(2) Total operating income before significant items


Operating Expense to Income Ratio Before Goodwill and Significant Items
50.0%
48.0%
46.0%
44.0%
42.0%
48.1%
47.0%
45.4%
46.7%
44.1%

3.1.7 Operating Expenses (continued)

Total Operating Expenses

Operating expenses are classified in the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses (before goodwill impairment and significant items) were $633 million for the half (31 March 2005: $620 million) an increase of 2.1% and a decrease of 3.5% compared to the September 2005 half. This result reflects effective cost management, largely driven by a reduction in discretionary expenditure. At the same time, the Bank has continued to increase staff numbers and prudently invest in systems and processes designed to deliver future business growth and enhanced risk management systems. Comparatives have been amended to reflect an expense for share based payments in accordance with AIFRS requirements.

Staff Expenses

Staff expenses increased by $24 million or 7.1% to $360 million compared to the March 2005 half and increased by 1.7% compared to the September 2005 half. This increase reflects an average wage increase of 4.3% effective 1 October 2005 and increased staff numbers to drive growth in Victoria, Queensland, Western Australia and in middle market segments. Compared to the September 2005 half, staff expenses were relatively flat, reflecting $5 million of restructuring costs recognised in the September 2005 half and active management of staff's annual leave provision during the March 2006 half.

Computer and Equipment Costs

Computer costs decreased by $7 million or 8.5% to $75 million from $82 million in the March 2005 half. The decrease is primarily due to a reduction in deferred expenditure amortisation. The balance of deferred expenditure at 31 March 2006 was $121 million (31 March 2005: $96 million).

Occupancy Costs

Occupancy costs of $68 million increased by $1 million compared to the March 2005 half and decreased by $3 million compared to the September 2005 half.

Administration Expenses

Administration costs decreased by $5 million to $130 million compared to the 31 March 2005 half, primarily reflecting a reduction in consultants fees and other administration costs relating to AIFRS projects and a reduction in non-lending losses.

Goodwill impairment

In accordance with AIFRS, goodwill is no longer required to be amortised but continues to be subject to annual assessment for impairment. The goodwill impairment charge of $4 million in the March 2005 half relates to goodwill written-off on sale of the Bank's Assirt businesses.

3.1.8 Bad and Doubtful Debts Expense

Half-Year Ended	AIFRS March 2006 $M	AGAAP Sept 2005 $M	AGAAP March 2005 $M
Specific provisions (net of recoveries)			
Residential loans	2	1	-
Commercial loans	14	19	19
Consumer loans	33	33	26
Other	-	-	2
Total specific provisions	49	53	47
General provisions	-	(1)	11
Collective provisions	16	-	-
Bad and doubtful debts expense	65	52	58
Movement in general reserve for credit losses	4	-	-
Bad and doubtful debts expense:			
As a percentage of average gross loans[1] (annualised)	0.21%	0.18%	0.21%
As a percentage of average risk weighted assets[1] (annualised)	0.26%	0.22%	0.26%
As a percentage of average assets[1] (annualised)	0.16%	0.14%	0.16%

(1) denominator on a previous AGAAP basis

Bad and doubtful debts expense net of recoveries was $65 million for the half-year compared to $58 million in the March 2005 half. Comparative figures have not been adjusted to reflect AIFRS loan provisioning requirements.

In accordance with AIFRS, the general provision for doubtful debts has been replaced with a collective loan provision from 1 October 2005. The collective loan provision relates to loans that are found not to be individually impaired. These loans are however, placed into pools of loans with similar credit risk characteristics and assessed for impairment. The collective provision charge for the March 2006 half was $16 million.

In accordance with APRA's proposed AIFRS loan provisioning requirements, the Bank is required to maintain a provision to absorb future credit losses from unidentified sources. A prudent level of provision is considered to be 0.5% of risk weighted assets on an after tax basis.

To satisfy this proposed prudential requirement, the Bank established a general reserve for credit losses on 1 October 2005 of $68 million. During the March 2006 half, the general reserve for credit losses was increased by $4 million through an appropriation from retained profits. As this reserve is not distributable to shareholders, the $4 million increase for the half-year can be viewed as an additional charge against profits for the period. The balance of the general reserve for credit losses may change subject to APRA's finalisation of their requirements on AIFRS loan loss provisioning.

The net impact of transitioning to AIFRS collective loan provisioning, establishing the general reserve for credit losses and reversing the previous AGAAP general provision and certain specific provisions for doubtful debts resulted in a net increase of $5 million in retained earnings. This $5 million increase in retained earnings has no current impact on the Group's capital adequacy position as capital adequacy is determined on a previous AGAAP basis until 30 June 2006. The difference between the Group's capital base on a previous AGAAP basis at 30 June 2006 and AIFRS capital base on 1 July 2006 will be subject to APRA's transitional arrangements until 31 December 2007.

Section 4 of this document restates the bad and doubtful debts expense for the March 2006 half to a previous AGAAP basis and comparatives to a "full AIFRS" basis.

3.1.9 Income Tax Expense

Half-Year Ended	March 2006 $M	Sept 2005 $M	March 2005 $M
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:			
Operating profit before income tax	**736**	682	704
Prima facie income tax payable calculated at 30% of operating profit	**221**	205	211
Add: tax effect of permanent differences which increase tax payable			
* Preference dividends classified as interest expense	**7**	-	-
* Goodwill impairment	-	-	1
* General provision for doubtful debts	-	-	3
* Tax losses not recognised	**1**	1	2
* Share based payments expense	**2**	2	2
* Underprovision for income tax in prior year	**2**	-	-
* Other	-	-	1
Less: tax effect of differences which reduce tax payable			
* Deduction allowable on shares issued to employees	**1**	-	2
* Difference between accounting profit and assessable profit on sale of shares	**3**	5	-
* Difference between accounting profit and assessable profit on sale of businesses	-	4	-
* Rebatable dividends	**1**	1	1
* Other	**2**	1	1
Total income tax expense	**226**	197	216
Effective tax rate %	**30.7**	28.9	30.7

(1) The effective tax rate for the March 2006 half was 30.7% primarily due to preference share dividends included in interest expense in the March 2006 half being non-deductible for tax.

3.1.10 Segmental Results

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking. The results of St.George Bank New Zealand Limited are included in this segment.
- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.
- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have been extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.
- Wealth Management (WM) – responsible for providing wealth management administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.

Segmental results are not comparable to prior periods as comparative figures do not reflect the impact of AIFRS financial instrument accounting standards that have been adopted from 1 October 2005. To assist in assessing underlying performance of each business division, Section 4 of this document restates comparatives to a full AIFRS basis.

Segmental results with statutory comparatives are contained in the Group's Condensed Consolidated Interim Financial Report for the half-year ended 31 March 2006 which is available on St.George's website.

3.2 Group Position Summary

As at	**31 March 2006 $M**	30 Sept 2005 $M	31 March 2005 $M
Assets			
Cash and liquid assets	**1,128**	1,184	1,191
Receivables from other financial institutions	**975**	1,111	738
Assets at fair value through the income statement	**5,726**	6,007	6,625
Derivative assets	**1,277**	-	-
Available for sale investments	**1,367**	-	-
Investment securities	-	1,149	1,641
Loans and other receivables	**77,197**	72,949	69,111
Bank acceptances of customers	**9,842**	7,098	5,419
Property, plant and equipment	**443**	452	456
Intangible assets	**1,282**	1,268	1,257
Other assets	**808**	1,141	1,376
Total Assets	**100,045**	92,359	87,814
Liabilities			
Retail funding and other borrowings	**85,341**	77,049	73,419
Payables to other financial institutions	**421**	91	992
Bank acceptances	**7,264**	7,098	5,419
Derivative liabilties	**1,025**	-	-
Bills payable and other liabilities	**1,045**	2,734	2,778
Total Liabilities	**95,096**	86,972	82,608
Net Assets	**4,949**	5,387	5,206
Shareholders' Equity			
Share capital	**4,171**	4,105	4,040
Reserves	**72**	23	14
Retained profits	**685**	906	798
Minority interests in controlled entities	**21**	353	354
Total Shareholders' Equity	**4,949**	5,387	5,206
Shareholders' equity as a percentage of total assets	**4.95%**	5.83%	5.93%
Net tangible assets per ordinary share issued	**$6.30**	$6.01	$5.71
Number of ordinary shares issued (000's)	**524,220**	520,407	517,898

Comparative figures have not been restated for the impact of AASB 132 and AASB 139 which are effective from 1 October 2005. A reconciliation detailing the changes to comparative figures arising from AIFRS is contained in the Group's Condensed Consolidated Interim Financial Report for the half-year ended 31 March 2006 which is available on St.George's website.

3.2.1 Total Assets

Total assets were $100.0 billion at 31 March 2006 (31 March 2005: $87.8 billion), an increase of 13.9% reflecting growth of 14.3% in lending assets (including bank acceptances) to $87.0 billion at 31 March 2006.


Total Assets
$ billion
110
100
90
80
70
60
50
66
70
88
92
100
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS (incl. AASB 132 and 139)


Total Liabilities
$ billion
100
90
80
70
60
50
62
65
83
87
95
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS (incl. AASB 132 and 139)


Shareholders' equity as a percentage of total assets
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
6.83%
7.19%
5.93%
5.83%
4.95%

3.2.1 Total Assets (continued)

Comparative figures have been restated in accordance with AIFRS. The key impacts on the balance sheet are the consolidation of securitised assets and related funding. From 1 October 2005, the Bank has complied with AASB 132 and AASB 139, the main impact on the balance sheet arising from these standards has been to reclassify PRYMES and DCS from shareholders' equity to retail funding and other borrowings.

3.2.2 Lending Assets

As at	**31 March 2006 $M**	30 Sept 2005 $M	31 March 2005 $M
RESIDENTIAL			
Housing loans	**25,685**	24,878	23,998
Securitised housing loans	**14,826**	13,225	11,669
Home equity loans	**19,217**	18,189	17,176
TOTAL RESIDENTIAL	**59,728**	56,292	52,843
CONSUMER			
Personal loans	**2,507**	2,353	2,245
Line of credit	**1,166**	1,084	1,064
Margin lending	**1,806**	1,580	1,425
TOTAL CONSUMER	**5,479**	5,017	4,734
COMMERCIAL			
Commercial loans	**9,427**	9,614	9,521
Bank bill acceptances	**9,573**	8,143	6,809
Hire purchase	**1,989**	1,960	1,891
Leasing	**422**	407	398
TOTAL COMMERCIAL	**21,411**	20,124	18,619
FOREIGN EXCHANGE CASH ADVANCES	**39**	30	29
STRUCTURED FINANCING	**643**	146	148
GROSS LENDING ASSETS	**87,300**	81,609	76,373
GENERAL PROVISION	**-**	219	220
COLLECTIVE PROVISION (1)	**261**	-	-
NET LENDING ASSETS	**87,039**	81,390	76,153
Lending assets are comprised of:			
Net loans and receivables	**77,197**	72,949	69,111
Bank acceptances - commercial	**9,573**	6,800	5,186
Bank acceptances - margin lending	**269**	298	233
Bill financing held in trading securities	**-**	1,343	1,623
NET LENDING ASSETS	**87,039**	81,390	76,153

(1) Collective provision calculated in accordance with AIFRS for 31 March 2006 half year. Comparatives have not been amended to reflect this AIFRS change.

3.2.2 Lending Assets (continued)

Lending assets increased to $87.0 billion (31 March 2005: $76.2 billion), an increase of 14.3%. Annualised growth since 30 September 2005 was 13.9%.

Residential loans increased by 13.0% to $59.7 billion from $52.8 billion as at 31 March 2005, reflecting a slower rate of growth in the housing sector. Sales productivity initiatives and the Bank's geographical expansion strategy into Victoria, Queensland and Western Australia have offset the impact of the weaker New South Wales housing market. Annualised growth in residential loans since 30 September 2005 was 12.2%. Within residential loans, higher margin home equity loans increased by 11.9% to $19.2 billion.

Consumer loans increased by 15.7% to $5.5 billion (31 March 2005: $4.7 billion) due to strong growth in personal loans and margin lending.

Commercial loans grew by 15.0% to $21.4 billion from $18.6 billion at 31 March 2005. Growth has been impacted by the lower rate of growth in the Bank's auto lending business which are included in hire purchase receivables, reflecting weaker new car sales volumes during the March 2006 half. Annualised growth in commercial loans since 30 September 2005 was 12.8%, reflecting intense competition and the slow down in the property market, particularly in New South Wales. Middle market receivables grew by 18.4% since 31 March 2005.

Structured finance loans grew to $643 million from $148 million at 31 March 2005. In March 2006, the Bank provided a $500 million loan to a AAA rated OECD bank.

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) were $45 million at 31 March 2006 (31 March 2005: $44 million). Past 90 day due loans were $204 million compared to $192 million at 31 March 2005.

As at	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	70	70	74
Specific Provisions	35	26	43
Net Loan Balances	35	44	31
Without provisions:			
Gross Loan Balances	9	7	6
Total Non-accrual Loans:			
Gross Loan Balances	79	77	80
Specific Provisions	35	26	43
Net Loan Balances	44	51	37
Section 2 - Restructured Loans			
Without provisions:			
Gross Loan Balances	1	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	-	-	7
TOTAL IMPAIRED ASSETS (1)	45	51	44
Section 4 - Past Due Loans (Consumer segment) (2)			
Residential loans	128	117	130
Other	76	65	62
Total	204	182	192

(1) These balances consist of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis, except where a loan has been individually identified and a provision has been raised.

(2) Past due items relates to the Group's consumer lending portfolio and do not include those items already classified as being impaired. This category primarily includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000. Home equity loans have been reclassified from other to residential past due loans. Comparatives have been amended accordingly.

3.2.3 Impaired Assets (continued)


Non-Accrual Loans
$ million
70
60
50
40
30
20
10
-
0.150%
0.120%
0.090%
0.060%
0.030%
23
21
37
51
44
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Net non-accrual loans
Net non-accruals / net receivables

As at	31 March 2006	30 Sept 2005	31 March 2005
Specific provision coverage for non-accruals [1]	44.30%	33.77%	53.75%
Gross non-accruals / Net receivables [2]	0.13%	0.13%	0.14%
Net non-accruals / Net receivables [2]	0.07%	0.09%	0.06%

(1) The decrease in March 2006 and Sept 05 is due to a change in mix due to newer impaired assets which are well secured having a lower provision requirement
(2) Excludes securitised loans and bank acceptances

3.2.4 Provisioning and General Reserve for Credit Losses

Half-Year Ended	March 2006 $M	Sept 2005 $M	March 2005 $M
GENERAL PROVISION			
Balance at beginning of period	**219**	220	209
Net provision movement during the period	**-**	(1)	11
Write-back of general provision on transition to AIFRS [1]	**(219)**	-	-
Balance at end of period	**-**	219	220
COLLECTIVE PROVISION			
Balance at beginning of period	**-**	-	-
Establish provision on transition to AIFRS [1]	**245**	-	-
Net provision movement during the period	**16**	-	-
Balance at end of period	**261**	-	-
SPECIFIC PROVISION			
Balance at beginning of period	**69**	83	73
Write-back of portfolio provisions on transition to AIFRS [1]	**(35)**	-	-
Net provision movement during the period	**49**	53	47
Bad debt write offs	**(47)**	(67)	(37)
Balance at end of period	**36**	69	83
GENERAL RESERVE FOR CREDIT LOSSES			
Balance at beginning of period	**-**	-	-
Establishment of reserve on transition to AIFRS [1],[2]	**68**	-	-
Transfer from retained profits during the period	**4**	-	-
Balance at end of period	**72**	-	-
TOTAL PROVISIONS AND GENERAL RESERVE FOR CREDIT LOSSES	**369**	288	303

(1) Adjusted against opening retained earnings at 1 October 2005

(2) The general reserve for credit losses was established by an appropriation from retained earnings. The balance of this reserve may change subject to APRA's finalisation of their requirements on AIFRS loan loss provisioning. APRA proposes that banks maintain an after tax provisioning benchmark of 0.5% of risk weighted assets for potential credit losses inherent in the bank's lending portfolio.

In accordance with AIFRS, the general provision has been reversed and replaced with a collective provision which is tax effected. Collective and specific provisions are raised where there is objective evidence of impairment. For collective impairment, a provision is raised even where the impairment event cannot be attributed to individual exposures. The required provision is estimated on the basis of historical loss experience.

The net impact of transitioning to AIFRS collective loan provisioning, establishing the general reserve for credit losses and reversing the previous AGAAP general provision and certain specific provisions for doubtful debts resulted in a net increase of $5 million in retained earnings. This $5 million increase in retained earnings has no current impact on the Group's capital adequacy position as capital adequacy is determined on a previous AGAAP basis until 30 June 2006. The difference between the Group's capital base on a previous AGAAP basis at 30 June 2006 and AIFRS capital base on 1 July 2006 will be subject to APRA's transitional arrangements until 31 December 2007.

At 31 March 2006, the $183 million after tax balance of the collective provision, when taken together with the $72 million balance of the general reserve for credit losses, represents 0.5% of risk weighted assets.

3.2.5 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $85.3 billion at 31 March 2006, an increase of 16.2% since 31 March 2005.

As at	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Retail funding	41,772	39,386	36,805
Other deposits	7,833	5,494	8,958
Offshore borrowings	14,294	13,139	10,602
Domestic borrowings	2,802	3,269	2,620
Subordinated debt	1,764	1,956	1,963
Preference shares	395	-	-
Securitisation and asset-backed conduit funding	16,481	13,805	12,471
Total	85,341	77,049	73,419
Retail funding as a % of Total Retail Funding and Other Borrowings [(1)]	61.0%	62.3%	60.4%

(1) Excluding securitisation, asset-backed conduit funding and preference shares


Retail Funding
45.0
40.0
35.0
30.0
25.0
20.0
15.0
$ billion
34.9
36.1
36.8
39.4
41.8
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
previous AGAAP
AIFRS (excl AASB 132 and 139)
AIFRS (incl. AASB 132 and 139)


Other Borrowings
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
$ billion
20.4
21.3
36.6
37.7
43.6

3.2.5 Retail Funding and Other Borrowings (continued)


Retail Funding as a % of Total Retail Funding and Other Borrowings(1)
65.0%
62.5%
60.0%
57.5%
55.0%
63.1%
62.9%
60.4%
62.3%
61.0%
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS (incl. AASB 132 and 139)

(1) Excludes securitisation funding, asset-backed conduit funding and preference shares

Retail funding

Retail funding has grown by 13.5% to $41.8 billion since 31 March 2005 and accounts for 61.0% of total funding and other borrowings excluding securitisation and preference shares (31 March 2005: 60.4%).

As at	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Transaction	14,340	13,236	12,415
Savings	550	586	615
Fixed Term	12,961	12,396	11,580
Direct Saver	6,731	6,080	5,518
Investment	7,190	7,088	6,677
Total Retail Funding	41,772	39,386	36,805

On an annualised basis compared to September 2005, transaction accounts have grown 16.7% to $14.3 billion, direct saver accounts grew by 21.4% to $6.7 billion, fixed term accounts grew 9.1% to $13.0 billion, and investment accounts, which comprise the Portfolio Cash Management Account and the Powersaver Account grew by 2.9% to $7.2 billion.

The Bank's strategy is to balance volume growth in retail funding with margin management. Solid growth in retail deposits has reduced the Bank's reliance on wholesale funding with the retail funding mix improving from 60.4% at 31 March 2005 to 61.0% at 31 March 2006.

Other borrowings

Other borrowings excluding securitisation and preference shares increased to $26.7 billion from $24.1 billon at 31 March 2005. Debt issues during the half-year included the following:

- EUR 50 million floating rate notes due December 2007;
- GBP 200 million floating rate notes due in January 2011;
- GBP 45 million floating rate notes due March 2009.

3.2.6 Shareholders' Equity

Shareholders' equity of $4,949 million represents 4.95% of total assets as at 31 March 2006. Shareholders' equity is comprised of the following items:

As at	**31 March 2006 $M**	30 Sept 2005 $M	31 March 2005 $M
Ordinary share capital			
- Ordinary equity	**3,819**	3,454	3,389
- Treasury shares	**(8)**	-	-
Total ordinary share capital	**3,811**	3,454	3,389
PRYMES (1)	-	291	291
DCS (2)	-	334	334
SAINTS	**345**	345	345
Retained profits	**685**	906	798
General reserve	**15**	15	15
General reserve for credit losses	**72**	-	-
Foreign currency translation reserve	**(2)**	4	1
Cash flow hedge reserve	**(28)**	-	-
Equity compensation reserve	**22**	17	11
Depositors' and borrowers' redemption reserve	**2**	2	2
Available for sale reserve	**6**	-	-
Minority interests	**21**	19	20
Shareholders' equity	**4,949**	**5,387**	**5,206**

(1) Converted into ordinary shares in February 2006
(2) Reclassified to debt from 1 October 2005

Below is a table detailing the movements in ordinary equity during the half-year.

	$M	Number of Shares
Balance as at 1 October 2005	3,454	520,407,464
Conversion of PRYMES into ordinary shares	307	10,309,170
Buyback	(77)	(11,677,657)
Shares issued under various plans:		
Dividend Reinvestment Plan – 2005 final ordinary dividend	127	4,482,131
Employee Reward Share Plan	-	241,366
Executive Performance Share Plan	-	498,470
Executive Option Plan	9	268,768
Treasury Shares	(8)	(309,973)
Issue costs	(1)	-
Balance as at 31 March 2006	3,811	524,219,739

3.2.7 Sell Back Rights

The Full Federal Court hearing on whether shareholders who were entitled to Sell Back Rights should be taxed on the value of those rights when granted was held on 12 November 2004. On 8 August 2005, the Full Federal Court held that the affected shareholders should not be taxed on the value of the Sell Back Rights. In September 2005, the Commissioner of Taxation lodged a request with the High Court of Australia seeking leave to appeal the decision of the Full Federal Court on this matter.

In February 2006, the High Court granted the Commissioner of Taxation leave to appeal against the decision of the Full Federal Court. The date of the hearing for this final appeal has not been set.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared an interim dividend of 74 cents per ordinary share.

100 percent of the dividend payment will be franked at 30% and will be paid on 4 July 2006. Ordinary shares will trade ex-dividend on 14 June 2006.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 20 June 2006 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the interim ordinary dividend with no discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 20 June 2006. DRP application forms are available from the Share Registry.

The DRP will be priced during the 10 days of trading commencing 22 June 2006. A combined DRP advice/holding statement will be despatched to DRP participants on or around 18 July 2006.


Ordinary Dividends
Cents per share
75
70
65
60
55
50
45
40
60
62
67
70
74
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06


Earnings per share (2)
Cents per share
200.0
190.0
180.0
170.0
160.0
150.0
140.0
160.0
161.6
175.5
179.5
191.9
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06

1. Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457
2. Annualised basic earnings per ordinary share (before goodwill and significant items)

3.3.1 Dividends (continued)

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount $M	Franked
DCS (Classified as liability)			
1 October 2005 – 31 December 2005	31 December 2005	7	No
1 January 2006 – 31 March 2006 (1)	30 June 2006	7	No
		14	
PRYMES (2) (Classified as liability)			
1 October 2005 – 20 February 2006	21 February 2006	8	100% franked at 30%
		8	
SAINTS (Classified as equity)			
1 October 2005 – 20 November 2005	22 November 2005	2	100% franked at 30%
21 November 2005 – 20 February 2006	21 February 2006	4	100% franked at 30%
21 February 2006 – 31 March 2006	20 May 2006	3	100% franked at 30%
		9	

(1) This dividend entitlement has been calculated based on the AUD/USD exchange rate at 31 March 2006.

(2) The 3,000,000 PRYMES on issue converted into 10,309,170 ordinary shares in February 2006.

3.3.2 Capital Adequacy

The Group has a Tier 1 capital adequacy ratio of 6.8% and a total capital ratio of 10.4% (31 March 2005: 11.6%). In accordance with APRA requirements, capital adequacy has been calculated on a previous AGAAP basis. APRA plan to transition banks to AIFRS capital adequacy reporting from 1 July 2006.

As at	**AGAAP 31 March 2006 $M**	AGAAP 30 Sept 2005 $M	AGAAP 31 March 2005 $M
Qualifying Capital			
Tier 1			
Share capital	**3,811**	3,454	3,389
PRYMES	**-**	291	291
SAINTS	**345**	345	345
Perpetual Notes	**34**	31	29
General reserve	**15**	15	15
Other reserves (incl. general reserve for credit-losses)	**410**	356	350
Retained profits [1]	**685**	781	716
Less: Expected dividend [2]	**(252)**	(237)	(260)
Capitalised expenses [3]	**(181)**	(184)	(175)
Goodwill and other APRA deductions [4]	**(1,320)**	(1,366)	(1,379)
Reverse: After tax AIFRS transition adjustments impacting retained profits [5]	**(79)**	-	-
Reverse: After tax AIFRS transition adjustment impacting reserves	**102**	-	-
Reverse: After tax AIFRS effects during 6 months to 31 March 2006			
- collective loan provision and specific provision	**46**	-	-
- transaction fees and costs	**(3)**	-	-
- available for sale reserve	**(1)**	-	-
- hedging	**(7)**	-	-
- PRYMES redemption premium	**(16)**	-	-
- treasury shares	**8**	-	-
- reinstate previous AGAAP goodwill amortisation	**(50)**	-	-
- movement in:			
cash flow hedge reserve	**9**	-	-
transfer Asset Revaluation Reserve to Tier 2	**(55)**	-	-
- reinstate previous AGAAP loan loss provision movements [5]	**(43)**	-	-
Total Tier 1 Capital	**3,458**	3,486	3,321
Tier 2			
Asset revaluations	**55**	55	51
Subordinated debt	**1,626**	1,600	1,647
General provision for doubtful debts [5]	**228**	219	220
Total Tier 2 Capital	**1,909**	1,874	1,918
Deductions from Capital			
Investments in non-consolidated entities net of goodwill and Tier 1 deductions [6]	**27**	27	27
Other	**1**	1	1
Total Deductions from Capital	**28**	28	28
Total Qualifying Capital	**5,339**	5,332	5,211
Risk Weighted Assets	**50,955**	47,864	45,041
Risk Weighted Capital Adequacy Ratio			
Tier 1	**6.8%**	7.3%	7.4%
Tier 2	**3.7%**	3.9%	4.3%
Deductions	**(0.1)%**	(0.1)%	(0.1)%
Total Capital Ratio	**10.4%**	11.1%	11.6%

(1) General reserve for credit losses has been transferred back to retained profits for capital adequacy purposes as it is not applicable until 1 July 2006.

(2) The expected dividend allows for the DRP on the interim dividend to be underwritten to a level of 35%. If the Tier 1 innovative issue referred to on page 11 proceeds as planned then this dividend will not be underwritten.

(3) From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions and capitalised borrowing costs from Tier 1 capital.

(4) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd) and retained earnings of enities managing securitisation activities are deducted from Tier 1 Capital.

(5) Capital adequacy at 31 March 2006 includes a deduction from Tier 1 capital to reinstate the general provision for doubtful debts and specific provisions with previous AGAAP.

(6) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

3.3.2 Capital Adequacy (continued)

The Adjusted Common Equity Ratio is 5.3% compared to 5.1% at 31 March 2005. The ratio has been calculated in accordance with Standard and Poor's methodology.

As at	**AGAAP March 2006 $M**	AGAAP Sept 2005 $M	AGAAP March 2005 $M
Adjusted Common Equity Ratio			
Tier 1 Capital	**3,458**	3,486	3,321
Less: SAINTS	**345**	345	345
PRYMES	**-**	291	291
Depositary capital securities	**351**	328	323
Perpetual notes	**34**	31	29
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	**27**	27	27
Adjusted Common Equity	**2,701**	2,464	2,306
Risk Weighted Assets	**50,955**	47,864	45,041
Adjusted Common Equity Ratio	**5.3%**	5.1%	5.1%

The Group's Tier 1 capital adequacy ratio of 6.8% is currently below the Group's target range of 7%-7.5% and APRA's minimum requirements due to the ordinary share buy-back completed in February 2006. APRA has granted the Bank temporary relief on returning to its Tier 1 target range until its standards on Tier 1 capital instruments are finalised and the Bank can proceed to issue appropriate Tier 1 instruments.

APRA requires capital adequacy to be calculated in accordance with previous AGAAP accounting principles until 30 June 2006. As a result, all material AIFRS adjustments have been reversed when calculating capital adequacy. A notional previous AGAAP general provision for doubtful debts has been established by reversing AIFRS loan loss provisioning transition adjustments which included the reversal of the Group's general provision for doubtful debts as at 1 October 2005.

From 1 July 2006, the Group will be required to measure its capital adequacy based on APRA's proposed regulatory approach to AIFRS. In accordance with APRA's transitional arrangements, the difference between the Group's previous AGAAP capital base at 30 June 2006 and AIFRS capital base on 1 July 2006, will be subject to transitional relief until 31 December 2007. Under AIFRS, the Group's capital base is estimated to reduce by $194 million. This comprises a new deduction for capitalised software from Tier 1 capital, establishing the general reserve for credit losses and a reduction in retained profits resulting from tax effecting the Asset Revaluation Reserve.

The Bank intends to avail itself of the transitional arrangements in the proposed APRA requirements to enable the Bank to manage its capital position.

3.3.3 Average Balances and Related Interest

Average Balances and Related Interest For the Half-Year Ended 31 March 2006	**Average Balance $M**	**Interest $M**	**Average Rate [1] %**
INTEREST EARNING ASSETS:			
Cash and liquid assets	898	19	4.23%
Receivables from other financial institutions	1,082	26	4.81%
Assets at fair value	6,526	177	5.42%
Loans and other receivables	83,467	3,014	7.22%
Total interest earning assets	91,973	3,236	7.04%
NON-INTEREST EARNING ASSETS:			
Bills receivable	2		
Property, plant and equipment	449		
Other assets	3,256		
Provision for doubtful debts	(261)		
Total non-interest earning assets	3,446		
TOTAL ASSETS	95,419		
INTEREST BEARING LIABILITIES:			
Retail funding	39,217	860	4.39%
Other deposits	14,956	439	5.87%
Payables to other financial institutions	379	8	4.22%
Domestic borrowings	9,953	292	5.87%
Offshore borrowings [2]	24,440	673	5.51%
Total interest bearing liabilities	88,945	2,272	5.11%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	160		
Other non-interest bearing liabilities	1,598		
Total non-interest bearing liabilities	1,758		
TOTAL LIABILITIES	90,703		
SHAREHOLDERS' EQUITY [3]	4,716		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	95,419		
Interest Spread [4]			1.93%
Interest Margin [5]			2.10%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 523.5 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half-Year Ended 30 September 2005	**Average Balance $M**	**Interest $M**	**Average Rate (1) %**
INTEREST EARNING ASSETS:			
Cash and liquid assets	995	21	4.22%
Receivables from other financial institutions	1,048	23	4.39%
Investment securities/assets at fair value	7,810	212	5.43%
Loans and other receivables	70,822	2,609	7.37%
Total interest earning assets	80,675	2,865	7.10%
NON-INTEREST EARNING ASSETS:			
Bills receivable	8		
Property, plant and equipment	456		
Other assets	9,812		
Provision for doubtful debts	(303)		
Total non-interest earning assets	9,973		
TOTAL ASSETS	90,648		
INTEREST BEARING LIABILITIES:			
Retail funding	36,953	801	4.34%
Other deposits	8,743	267	6.11%
Payables to other financial institutions	563	12	4.26%
Domestic borrowings	8,807	260	5.90%
Offshore borrowings (2)	21,941	620	5.65%
Total interest bearing liabilities	77,007	1,960	5.09%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	143		
Other non-interest bearing liabilities	8,279		
Total non-interest bearing liabilities	8,422		
TOTAL LIABILITIES	85,429		
SHAREHOLDERS' EQUITY (3)	5,219		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	90,648		
Interest Spread (4)			2.01%
Interest Margin (5)			2.24%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 519.1 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half-Year Ended 31 March 2005	Average Balance $M	Interest $M	Average Rate (1) %
INTEREST EARNING ASSETS:			
Cash and liquid assets	768	16	4.17%
Receivables from other financial institutions	827	17	4.11%
Investment securities/assets at fair value	8,070	215	5.33%
Loans and other receivables	66,941	2,392	7.15%
Total interest earning assets	76,606	2,640	6.89%
NON-INTEREST EARNING ASSETS:			
Bills receivable	13		
Property, plant and equipment	461		
Other assets	8,774		
Provision for doubtful debts	(290)		
Total non-interest earning assets	8,958		
TOTAL ASSETS	85,564		
INTEREST BEARING LIABILITIES:			
Retail funding	35,727	712	3.99%
Other deposits	9,453	277	5.86%
Payables to other financial institutions	956	19	3.97%
Domestic borrowings	7,015	202	5.76%
Offshore borrowings (2)	19,781	534	5.40%
Total interest bearing liabilities	72,932	1,744	4.78%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	196		
Other non-interest bearing liabilities	7,394		
Total non-interest bearing liabilities	7,590		
TOTAL LIABILITIES	80,522		
SHAREHOLDERS' EQUITY (3)	5,042		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	85,564		
Interest Spread (4)			2.11%
Interest Margin (5)			2.34%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 516.4 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the half-years ended 31 March 2006 and 30 September 2005. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

Half-Year Movements

	March 2006 over September 2005 [1]			September 2005 over March 2005		
	---------Change Due To---------			---------Change Due To---------		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
INTEREST EARNING ASSETS :						
Cash and liquid assets	(2)	-	(2)	5	-	5
Receivables from other financial institutions	1	2	3	5	1	6
Investment securities/assets at fair value	(35)	-	(35)	(7)	4	(3)
Loans and other receivables	457	(52)	405	143	74	217
CHANGE IN INTEREST INCOME	421	(50)	371	146	79	225
INTEREST BEARING LIABILITIES :						
Retail funding	50	9	59	27	62	89
Other deposits	182	(10)	172	(22)	12	(10)
Payables to other financial institutions	(4)	-	(4)	(8)	1	(7)
Domestic borrowings	34	(2)	32	53	5	58
Offshore borrowings	69	(16)	53	60	26	86
CHANGE IN INTEREST EXPENSE	331	(19)	312	110	106	216
CHANGE IN NET INTEREST INCOME	90	(31)	59	36	(27)	9

(1) The half-yearly movements for the March 2006 half over the September 2005 half are not comparable due to the September 2005 half not reflecting the impact of AIFRS standards relating to financial instruments.

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	**31 March 2006**		30 September 2005		31 March 2005	
	Notional *Amount* $M	**Credit *Equivalent** $M**	Notional Amount $M	Credit Equivalent* $M	Notional Amount $M	Credit Equivalent* $M
Foreign Exchange						
Spot, Forwards	**14,527**	**417**	13,990	165	12,246	221
Swaps	**27,744**	**1,757**	23,688	1,386	18,685	1,159
Options	**3,087**	**17**	2,708	13	2,545	18
Total	**45,358**	**2,191**	40,386	1,564	33,476	1,398
Interest Rate						
Futures	**20,242**	**-**	12,567	-	25,036	-
Forward Rate Agreements	**49,725**	**1**	32,440	2	39,470	5
Swaps	**78,025**	**88**	72,092	137	71,321	134
Options	**389**	**1**	370	1	381	2
Total	**148,381**	**90**	117,469	140	136,208	141
Grand Total	**193,739**	**2,281**	157,855	1,704	169,684	1,539

* *Credit Equivalent represents a measure of the potential loss to the Group as a result of non-performance by counterparties.*

3.3.5 Derivatives (continued)

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

The St.George risk rating system has eleven levels of classification. The levels are:

Level	International Rating
A	AAA
B	AA+ to AA
C	AA-
D	A+
E	A
F	A-
G	BBB+
H	BBB
I	BBB-
J	BB+
K	BB

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $193.7 billion as at 31 March 2006 (31 March 2005: $167.2 billion).


Counterparty Credit Risk
50%
40%
30%
20%
10%
0%
12.31%
32.92%
44.03%
6.19%
2.98%
0.29%
0.44%
0.27%
0.19%
0.32%
0.06%
A
B
C
D
E
F
G
H
I
J
K
Level

3.3.5 Derivatives (continued)

Market Risk from Trading Activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities.

Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally the market risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total room and by trading unit for the half-years ended 31 March 2006, 30 September 2005 and 31 March 2005.

Six months ended	31 March 2006		30 September 2005		31 March 2005	
$'000	High	Average	High	Average	High	Average
Total Room Risk	1,157	647	1,088	500	1,044	465
Domestic VaR	1,111	589	1,033	382	1,105	395
Foreign Exchange VAR	744	297	775	332	641	226

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day-holding period.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant thereby excluding any intraday trading activity.

4 Supplementary Information

4.1 Reconciliation of AIFRS result to previous AGAAP result

To assist in assessing the Group's current half-year underlying performance relative to prior periods, key results and ratios have been restated to a previous AGAAP basis. Details of the key adjustments from AIFRS to AGAAP are also disclosed.

Half-year ended	March 2006 $M	Sept 2005 $M	March 2005 $M
Net interest income (AIFRS basis)	**964**	905	896
AIFRS impacts:			
Securitisation [1]	**(63)**	(49)	(45)
Transaction fees and costs [2]	**(1)**	-	-
Hybrid instruments [3]	**23**	-	-
Bank acceptances [4]	**(63)**	-	-
Interest on trading derivatives [5]	**6**	-	-
Net interest income (AGAAP basis)	**866**	856	851
Other income (AIFRS basis)	**470**	501	471
AIFRS impacts:			
Securitisation [1]	**62**	50	46
Transaction fees and costs [2]	**(3)**	-	-
Bill acceptances [4]	**63**	-	-
Hedging and interest on trading derivatives [5],[6]	**(16)**	-	-
Other income (AGAAP basis)	**576**	551	517
Total income (AIFRS basis)	**1,434**	1,406	1,367
Total AIFRS impacts	**8**	1	1
Total income (AGAAP basis)	**1,442**	1,407	1,368
Operating expenses (AIFRS basis)	**633**	656	620
AIFRS impacts:			
Securitisation	**-**	1	1
Share based compensation [7]	**(6)**	(6)	(7)
Other	**-**	(2)	-
Operating expenses (AGAAP basis)	**627**	649	614
Bad and doubtful debts expense (AIFRS basis)	**65**	52	58
AIFRS impacts [8]:			
Specific provision	**(49)**	-	-
Collective provision	**(16)**	-	-
AGAAP impacts [8]:			
Specific provision	**48**	-	-
General provision for doubtful debts	**9**	-	-
Bad and doubtful debts expense (AGAAP basis)	**57**	52	58
Share of net profit of equity accounted associates (AIFRS and AGAAP)	**-**	-	3
Minority interests (AIFRS and AGAAP)	**1**	2	3
Goodwill (AIFRS basis)	**-**	-	4
AIFRS impacts:			
Amortisation of goodwill [9]	**50**	50	51
Goodwill (AGAAP basis)	**50**	50	55
Income tax expense (AIFRS basis)	**226**	202	211
Total AIFRS impacts	**1**	1	-
Income tax expense (AGAAP basis)	**227**	203	211
Preference shares (AIFRS basis)	**9**	32	31
AIFRS impacts:			
PRYMES and DCS	**22**	-	-
Preference shares (AGAAP basis)	**31**	32	31
Profit from ordinary activities after tax (AIFRS basis)	**502**	466	449
Total AIFRS impacts	**(8)**	(43)	(44)
Total AGAAP impacts	**(43)**	-	-
Profit from ordinary activities after tax, goodwill, preference dividends and before significant items (AGAAP basis)	**451**	423	405

Description of AIFRS impacts:
(1) Consolidation of securitisation and other trusts results in a reclassification of income from other income to net interest income.
(2) Includes the netting of fees and commissions against interest income, and measuring on an effective yield basis.
(3) On reclassification of hybrid instruments from equity to liability, preference share dividends paid are reclassified to interest paid.
(4) Income from bank acceptances under AFIRS has been reclassified from non-interest income to net interest income.
(5) Interest on trading derivatives under AIFRS has been reclassified from non-interest income to net interest income
(6) Represents hedge ineffectiveness and net fair value movement in Depositary Capital Securities and related hedges.
(7) Relates to share based compensation expense arising on the issue of option and award grants to employees.
(8) Reverse AIFRS loan provisions and replace with previous AGAAP loan provisions.
(9) Goodwill no longer required to be amortised under AIFRS.

4.1 Reconciliation of AIFRS result to previous AGAAP result (continued)

Half-year ended	March 2006	Sept 2005	March 2005
Weighted average number of shares - basic (number) ('000)			
AIFRS	**523,451**	519,134	516,353
AIFRS adjustments (1)	**163**	-	-
AGAAP	**523,614**	519,134	516,353
Weighted average number of shares - diluted (number) ('000)			
AIFRS	**543,678**	543,791	544,068
AIFRS adjustments (2)	**(11,803)**	(12,871)	(14,652)
AGAAP	**531,875**	530,920	529,416
Net assets ($M)			
AIFRS	**4,949**	5,387	5,206
AIFRS adjustments (3)	**299**	(54)	(10)
AGAAP	**5,248**	5,333	5,196
Intangible assets ($M)			
AIFRS	**1,282**	1,268	1,257
AIFRS adjustments (4)	**(275)**	(208)	(147)
AGAAP	**1,007**	1,060	1,110
Average interest earning assets ($M)			
AIFRS	**91,973**	80,675	76,606
AIFRS adjustments (5)	**(21,799)**	(13,626)	(11,990)
AGAAP	**70,174**	67,049	64,616
Average assets ($M)			
AIFRS	**95,419**	90,648	85,564
AIFRS adjustments (5)	**(15,315)**	(13,687)	(11,990)
AGAAP	**80,104**	76,961	73,574
Average ordinary equity ($M)			
AIFRS	**4,363**	4,232	4,051
AIFRS adjustments	**(45)**	(36)	15
AGAAP	**4,318**	4,196	4,066

Description of AIFRS impacts:
(1) Relates to the deduction of "Treasury shares" held within the employee share scheme trust.
(2) Relates to the dilutive impact under AIFRS which requires inclusion of hybrid instruments which have any probability of conversion to ordinary shares and are dilutive, and an adjustment for Treasury shares.
(3) Reflects AIFRS transition adjustments
(4) Reflects reversal of goodwill amortisation and reclassification of capitalised software expenditure
(5) Average interest earning assets and average assets are increased under AIFRS primarily due to the consolidation of securitised loans. Bill acceptances were included in interest earning assets from 1 October 2005.

Half-year ended AGAAP basis performance ratios	March 2006	Sept 2005	March 2005
Basic earnings per share (annualised)			
- before goodwill and significant items (cents)	**191.4**	182.2	178.1
- after goodwill and significant items (cents)	**172.3**	158.9	161.1
Return on average ordinary equity (annualised)			
- before goodwill and significant items (%)	**23.21**	22.55	22.63
- after goodwill and significant items (%)	**20.89**	19.64	20.46
Expense to income ratio (excluding goodwill and significant items) (%)	**43.5**	46.1	44.9
Interest margin (annualised) (%)	**2.47**	2.55	2.63
Return on average assets (annualised) before goodwill, significant items and preference dividends (%)	**1.33**	1.31	1.33
Net tangible assets per ordinary share ($)	**6.75**	6.31	5.98

4.2 Supplementary full AIFRS Information

Comparative figures have been restated in the following Group Performance Summary and Segmental results to a full AIFRS basis. These full AIFRS comparative figures are unaudited. This information is provided to assist in assessing the Group's underlying performance.

Half-year ended	**March 2006 $M**	Sept 2005 $M	March 2005 $M
Net interest income (AIFRS)		905	896
AASB 132 and 139 impacts:			
Hybrid instruments		(25)	(24)
Bill acceptances		56	47
Tranaction fees and costs		2	4
Net interest income (full AIFRS)	964	938	923
Non interest income (AIFRS)		501	471
AASB 132 and 139 impacts:			
Transaction fees and costs		(8)	(13)
Fair value measurement		1	1
Hedging and derivatives		(8)	(9)
Bill acceptances		(56)	(47)
Non interest income (full AIFRS)	470	430	403
Operating expenses (including goodwill impairment) (AIFRS) and (full AIFRS)	633	656	624
Bad and doubtful debts (AIFRS)(1)		52	58
Reverse AGAAP impacts:			
General provision for doubtful debts		1	(11)
AASB 132 and 139 impacts:			
Collective provisions		15	13
Bad and doubtful debts (full AIFRS)	65	68	60
Income tax expense (AIFRS)		202	211
AASB 132 and 139 impacts		(8)	(9)
Income tax expense (full AIFRS)	226	194	202
Share of profit from associates	-	-	3
Minority interests	1	2	3
Preference dividends (AIFRS)		32	31
AASB 132 and 139 impacts		(23)	(23)
Preference dividends (full AIFRS)	9	9	8
Profit after tax and before significant items (AIFRS)		466	449
AASB 132 and 139 impacts		(22)	(22)
Reverse AGAAP impacts		(1)	11
Profit after tax and before significant items (full AIFRS)	**502**	**443**	**438**

(1) As comparative figures do not reflect loan provisioning requirements of AASB 139, these balances are also equivalent to previous AGAAP.

Half-year ended Full AIFRS basis performance ratios	**March 2006**	Sept 2005	March 2005
Basic earnings per share (annualised)			
- before goodwill, significant items and derivatives volatility (cents)	**189.1**	172.6	173.5
- before goodwill, significant items and after derivatives volatility (cents)	**191.9**	170.7	171.2
Return on average ordinary equity (annualised)			
- before goodwill, significant items and derivatives volatility (%)	**22.69**	21.17	22.12
- before goodwill, significant items and after derivatives volatility (%)	**23.01**	20.93	21.82
Expense to income ratio (excluding goodwill and significant items) (%)	**44.1**	48.0	46.8
Interest margin (annualised) (%)	**2.10**	2.16	2.25

4.2 Supplementary full AIFRS Information (continued)

Segmental Results – AIFRS comparatives including AASB 132 and 139 impacts

Half-year ended 31 March 2006	Retail Bank $M	Institutional & Business Banking $M	Bank SA $M	Wealth Management $M	Other[1] $M	Consolidated $M
Total revenue	725	336	184	179	10	1,434
Bad and doubtful debts	54	5	5	1	-	65
Operating expenses	342	125	79	87	-	633
Goodwill impairment	-	-	-	-	-	-
Total segment expenses	396	130	84	88	-	698
Share of profit in associates	-	-	-	-	-	-
Profit before tax and significant items	329	206	100	91	10	736
Expense to income ratio %	47.2%	37.2%	42.9%	48.6%		

Half-year ended 30 September 2005	Retail Bank $M	Institutional & Business Banking $M	Bank SA $M	Wealth Management $M	Other[1] $M	Consolidated $M
Total revenue	705	329	181	160	(7)	1,368
Bad and doubtful debts	54	9	4	1	-	68
Operating expenses	364	123	81	88	-	656
Goodwill impairment	-	-	-	-	-	-
Total segment expenses	418	132	85	89	-	724
Share of profit in associates	-	-	-	-	-	-
Profit/(loss) before tax and significant items	287	197	96	71	(7)	644
Expense to income ratio %	51.6%	37.4%	44.8%	55.0%		

Half-year ended 31 March 2005	Retail Bank $M	Institutional & Business Banking $M	Bank SA $M	Wealth Management $M	Other[1] $M	Consolidated $M
Total revenue	689	319	171	155	(8)	1,326
Bad and doubtful debts	45	11	5	(1)	-	60
Operating expenses	344	114	78	84	-	620
Goodwill impairment	-	-	-	-	4	4
Total segment expenses	389	125	83	83	4	684
Share of profit in associates	-	(3)	-	-	-	(3)
Profit/(loss) before tax and significant items	300	197	88	72	(12)	645
Expense to income ratio %	49.9%	35.7%	45.6%	54.2%		

(1) Revenue represents fair value movements on hedging, non-trading derivatives and DCS and is shown in the "Other" category because they create some volatility in the AIFRS result and cannot be directly controlled by management.

4.2 Supplementary full AIFRS Information (continued)

Retail Bank (RB)

RB's contribution to profit before tax grew to $329 million this half (31 March 2005: $300 million), an increase of 9.7%.

- Total income increased by 5.2% to $725 million reflecting growth in lending assets and retail deposits, which was partially offset by a reduction in interest margin reflecting a continuing shift of new retail funding into higher yielding deposit accounts.
- Operating expenses were effectively controlled during the period decreasing to $342 million compared to $344 million in the March 2005 half. The expense to income ratio fell to 47.2% from 49.9% in the March 2005 half. Compared to the September 2005 half, operating expenses decreased by $22 million, reflecting a reduction in discretionary expenditure, active management of staff's annual leave provisions during the half, and the recognition of a $5 million restructuring charge in the September 2005 half.
- Bad and doubtful debts were $54 million compared to $45 million in the 31 March 2005 half.

Institutional & Business Banking (IBB)

IBB's contribution to profit before tax was $206 million for the half (31 March 2005: $197 million), an increase of 4.6%. IBB comprises the Middle Market segment, auto and equipment lending and financial markets. While there has been strong growth in Middle Market receivables during the half, there has been minimal growth in auto and equipment lending balances and trading income was stable due to a lack of volatility in financial markets.

- Total income increased by 5.3%, reflecting solid growth in commercial loans; trading activities during the period were stable.
- Operating expenses increased to $125 million compared to $114 million in the March 2005 half. The increase is due to the Bank's investment in growing the number of Middle Market relationship managers. The expense to income ratio increased to 37.2% from 35.7% in the March 2005 half.
- Excellent credit quality has been maintained in this segment with bad and doubtful debts falling to $5 million compared to $11 million in the March 2005 half.

Bank SA (BSA)

BSA's contribution to profit before tax was $100 million for the half (31 March 2005: $88 million), an increase of 13.6%.

- Total income increased by 7.6% to $184 million reflecting growth in lending assets.
- Operating expenses increased by $1 million to $79 million compared to March 2005. The expense to income ratio fell to 42.9% from 45.6% in the March 2005 half.

Wealth Management (WM)

WM's contribution to profit before tax was $91 million for the half (31 March 2005: $72 million), an increase of 26.4%.

- Total income increased by 15.5% to $179 million reflecting strong growth in managed funds and margin lending.
- Operating expenses increased by 3.6% to $87 million from $84 million in the March 2005 half. The expense to income ratio improved to 48.6% from 54.2% in the March 2005 half.

4.3 Branches

As at	March 2006	Sept 2005	March 2005
New South Wales	202	204	204
Australian Capital Territory	13	13	13
Queensland	21	21	22
Victoria	38	35	34
South Australia	109	111	110
Western Australia	3	2	2
Northern Territory	4	4	4
Total	390	390	389
Assets per branch - $M	257	237	226
Net Profit [(1)] per branch (annualised)			
- after income tax, minorities and before goodwill and significant items - $'000	2,621	2,554	2,488
- after income tax, minorities, goodwill and before significant items- $'000	2,621	2,554	2,468

(1) Before Preference Dividends.

4.4 Staffing (full time equivalents)

As at	March 2006	Sept 2005	March 2005
New South Wales	4,985	4,871	4,737
Australian Capital Territory	159	159	158
Queensland	285	279	269
Victoria	430	409	370
South Australia	1,220	1,215	1,199
Western Australia	127	117	100
Northern Territory	36	36	34
	7,242	7,086	6,867
Asgard	593	580	592
Scottish Pacific	139	139	138
St.George Bank New Zealand	54	75	60
Total Permanent and Casual Staff	8,028	7,880	7,657
Assets per staff - $M	12.5	11.7	11.5
Staff per $m assets - No.	0.08	0.09	0.09
Net Profit [(1)] per average staff (annualised)			
- after income tax, minorities and before goodwill and significant items - $'000	128.0	127.5	127.5
- after income tax, minorities, goodwill and before significant items - $'000	128.0	127.0	126.4
Total Group Workforce[(2)]	8,640	8,440	8,221

(1) Before Preference Dividends.
(2) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.5 Dates and Credit Ratings

Financial Calendar

Date	Event
2 May 2006	Ex-Dividend trading for SAINTS
8 May 2006	Record Date for SAINTS
22 May 2006	Payment date for SAINTS
30 May 2006	Melbourne Shareholder Information Meeting
14 June 2006	Ex-dividend trading for interim ordinary share dividend
20 June 2006	Record date for interim ordinary share dividend
4 July 2006	Payment of interim ordinary share dividend

Proposed Dates

Date	Event
31 July 2006	Ex-dividend trading for SAINTS
4 August 2006	Record date for SAINTS
21 August 2006	Payment date for SAINTS
30 September 2006	Financial year end
30 October 2006	Announcement of financial results and final ordinary share dividend
31 October 2006	Ex-Dividend trading for SAINTS
6 November 2006	Record Date for SAINTS
20 November 2006	Payment date for SAINTS
29 November 2006	Ex-dividend trading for final ordinary share dividend
5 December 2006	Record date for final ordinary share dividend
19 December 2006	Payment of final ordinary share dividend
20 December 2006	Annual General Meeting

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A+
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 2822
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au


st.george

St.George Bank Limited

ABN 92 055 513 070

Condensed Consolidated Interim Financial Report

for the half-year ended

31 March 2006

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORT
FOR THE HALF-YEAR ENDED 31 MARCH 2006

The Directors of St.George Bank Limited ("the Bank") submit their report on the condensed consolidated interim financial report for the half-year ended 31 March 2006 and the auditors' review report thereon.

Directors

The names of the Directors of the Bank holding office at any time from the beginning of the half-year to the date of this report are:

Name	Period of Directorship
J M Thame – *Chairman*	Director since 1997 (appointed Chairman December 2004)
G P Kelly - *Managing Director and Chief Executive Officer*	Director since 2002
L F Bleasel (retired 16 December 2005)	
J S Curtis	Director since 1997
T J Davis	Director since 2004
R A F England	Director since 2004
P D R Isherwood	Director since 1997
L B Nicholls	Director since 2002
G J Reaney	Director since 1996

Review of Operations

Unless otherwise indicated, comparative figures relate to the half-year ended 31 March 2005.

Profit after tax and minority interests for the half-year ended 31 March 2006 was $511 million (31 March 2005: $491 million), an increase of 4.1%. The increase was primarily due to strong growth in net interest income driven by continued growth in residential and business lending, while focussing on cost containment. With the exception of the cessation of goodwill amortisation, the profit result was not significantly impacted by the adoption of Australian equivalents to International Financial Reporting Standards ("AIFRS"). Comparative figures have not been adjusted for the impacts of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement.*

Net Interest Income

- Net interest income for the half-year was $964 million (31 March 2005: $896 million), an increase of 7.6%. The increase is due to growth in average interest earning assets of 20.1% since March 2005, which is partially offset by a decline in the net interest margin to 2.10% from 2.34% in the previous corresponding period. Residential loans grew by 13.0% to $59,735 million from $52,852 million at 31 March 2005 while commercial lending including bank acceptances relating to commercial business grew by 15.0% to $21,441 million since 31 March 2005.

Other Income

- Other income before significant items was $470 million (31 March 2005: $471 million). Other income accounts for 32.8% of total income (31 March 2005: 34.5%).

- Managed funds increased to $37.2 billion (31 March 2005: $27.8 billion), an increase of 33.6%.

Operating Expenses

- The expense to income ratio, before goodwill impairment and significant items decreased to 44.1% (31 March 2005: 45.4%) due to prudent cost management and increased total income underpinned by growth in lending assets and managed funds. The expense to income ratio also improved when compared to 46.7% in the September 2005 half-year.
- Operating expenses, before goodwill impairment and significant items were $633 million (31 March 2005: $620 million), an increase of 2.1%. When compared to the September 2005 half-year, operating expenses, before goodwill impairment and significant items decreased by 3.5%, reflecting effective cost management.

Income Tax

- Income tax expense before significant items increased by $15 million to $226 million compared to the previous corresponding period.

Shareholder Returns

- Annualised return on average ordinary equity before goodwill impairment and significant items increased to 23.01% (31 March 2005: 22.36%).
- Basic earnings per ordinary share increased to 96.0 cents (31 March 2005: 89.1 cents).
- The Board has declared an interim ordinary dividend of 74 cents per ordinary share, payable on 4 July 2006. This dividend will be fully franked at 30%.

Corporate Governance

In accordance with the Australian Stock Exchange Principles of Good Corporate Governance and Best Practice Recommendations, the Managing Director and Chief Executive Officer and the Chief Financial Officer, have provided a written statement to the Board that the financial report represents a true and fair view of the Bank's financial position as at 31 March 2006 and of its performance for the six months ended 31 March 2006, in accordance with relevant accounting standards and regulations.

Lead auditor's independence declaration

The lead auditor's independence declaration required under section 307C of the Corporations Act 2001 is set out on page 5 and forms part of the Directors' report for the half-year ended 31 March 2006.

Signed in accordance with a resolution of Directors.

J M Thame

Chairman

G P Kelly

Managing Director and
Chief Executive Officer

2 May 2006



Lead Auditor's Independence Declaration under Section 307C of the Corporation Act 2001

To: the directors of St.George Bank Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 March 2006, there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

P M Reid
Partner

Sydney
2 May 2006

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 MARCH 2006

		Half-Year to		
	NOTE	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Interest income	2	**3,236**	2,865	2,640
Interest expense	4	**2,272**	1,960	1,744
Net interest income		**964**	905	896
Other income	2,7	**470**	501	487
Total operating income		**1,434**	1,406	1,383
Bad and doubtful debts expense	3	**65**	52	58
Operating expenses	4,7	**633**	672	620
Share of profit of equity accounted associates		**-**	-	3
Goodwill impairment		**-**	-	4
Profit before income tax		**736**	682	704
Income tax expense	7	**226**	197	216
Profit after income tax		**510**	485	488
Net loss attributable to minority interests		**(1)**	(2)	(3)
Net profit attributable to shareholders of the Bank		**511**	487	491
Dividends per ordinary share attributable to shareholders of the Bank (cents)	5	**74**	70	67
Earnings per share based upon net profit attributable to shareholders of the Bank:				
Basic (cents)	6	**96.0**	87.7	89.1
Diluted (cents)	6	**95.4**	87.0	87.8

The condensed consolidated interim income statement should be read in conjunction with the accompanying notes.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
AS AT 31 MARCH 2006

	NOTE	As at 31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
ASSETS				
Cash and liquid assets		**1,128**	1,184	1,191
Receivables due from other financial institutions		**975**	1,111	738
Assets at fair value through the Income Statement		**5,726**	6,007	6,625
Derivative assets		**1,277**	-	-
Available for sale investments		**1,367**	-	-
Investment securities		**-**	1,149	1,641
Loans and other receivables	8	**77,197**	72,949	69,111
Bank acceptances of customers		**9,842**	7,098	5,419
Investment in associated companies		**28**	-	3
Other investments		**-**	45	51
Property, plant and equipment		**443**	452	456
Intangible assets		**1,282**	1,268	1,257
Deferred tax assets		**174**	93	83
Other assets		**606**	1,003	1,239
TOTAL ASSETS		**100,045**	92,359	87,814
LIABILITIES				
Deposits and other borrowings	10	**53,659**	49,175	49,525
Payables due to other financial institutions		**421**	91	992
Liabilities at fair value through the Income Statement		**395**	-	-
Derivative liabilities		**1,025**	-	-
Bank acceptances		**7,264**	7,098	5,419
Provision for dividends		**3**	12	11
Current tax liabilities		**115**	157	136
Deferred tax liabilities		**187**	217	223
Other provisions		**105**	109	97
Bonds and notes		**29,523**	25,918	21,931
Loan capital		**1,764**	1,956	1,963
Bills payable and other liabilities		**635**	2,239	2,311
TOTAL LIABILITIES		**95,096**	86,972	82,608
NET ASSETS		**4,949**	5,387	5,206
SHAREHOLDERS' EQUITY				
Share capital	11,12	**4,171**	4,105	4,040
Reserves	12	**72**	23	14
Retained profits	12	**685**	906	798
Equity attributable to shareholders of the Bank		**4,928**	5,034	4,852
Equity attributable to minority interests	13	**21**	353	354
Total Shareholders' Equity		**4,949**	5,387	5,206

The condensed consolidated interim balance sheet should be read in conjunction with the accompanying notes.

	NOTE	Half-Year to 31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Foreign currency translation reserve				
Foreign exchange translation differences (net of tax)	12	**(6)**	3	(1)
Cash flow hedge reserve				
Gains/(losses) on cash flow hedging instruments (net of tax)	12			
Recognised in equity		**(12)**	-	-
Transferred to the income statement		**3**	-	-
Available for sale reserve				
Gains/(losses) on available for sale investments (net of tax)	12			
Recognised in equity		**1**	-	-
Net (expense)/income recognised directly in equity		**(14)**	3	(1)
Profit for the period		**510**	485	488
Total recognised income and expense for the period		**496**	488	487
Total recognised income and expense for the period attributable to:				
Members of the Bank		**497**	490	490
Minority interests		**(1)**	(2)	(3)
		496	488	487

The condensed consolidated interim statement of recognised income and expense should be read in conjunction with the accompanying notes.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 MARCH 2006

	NOTE	Half-Year to 31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
CASH FLOWS FROM OPERATING ACTIVITIES				
Interest received		**3,214**	2,849	2,624
Interest paid		**(2,239)**	(1,935)	(1,763)
Dividends received		**3**	3	2
Other income received		**416**	555	557
Operating expenses paid		**(621)**	(717)	(728)
Income taxes paid		**(252)**	(213)	(243)
Net (increase)/decrease in trading securities/assets at fair value through the income statement		**(1,031)**	64	(1,154)
Net cash (used in)/provided by operating activities after taxation	14(a)	**(510)**	606	(705)
CASH FLOWS FROM INVESTING ACTIVITIES				
Disposal of controlled entity	14(c)	**23**	-	-
Net (payments for)/proceeds from the purchase and sale of investment securities		**-**	501	(107)
Net increase in loans and other receivables		**(5,680)**	(3,867)	(3,826)
Increase in investment in associated companies		**(25)**	-	-
Payments for shares		**(11)**	(1)	(1)
Proceeds from sale of shares		**3**	15	5
Net payments for the purchase and sale of available for sale investments		**(218)**	-	-
Proceeds from sale of other investments		**-**	7	-
Payments for research and development		**-**	(4)	(3)
Proceeds from sale of businesses		**-**	38	9
Payments for property, plant and equipment		**(28)**	(29)	(39)
Proceeds from sale of property, plant and equipment		**6**	8	20
Net (increase)/decrease in other assets		**(93)**	256	(239)
Net cash used in investing activities		**(6,023)**	(3,076)	(4,181)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net increase/(decrease) in deposits		**4,557**	(350)	3,413
Proceeds from other borrowings		**11,316**	15,327	11,754
Repayment of other borrowings		**(8,773)**	(11,340)	(10,757)
Proceeds from loan capital		**-**	-	421
Repayment of loan capital		**(267)**	-	-
Net increase/(decrease) in other liabilities		**(339)**	419	(177)
Net proceeds from the issue of perpetual notes		**3**	2	-
Buyback of shares		**(300)**	-	-
Proceeds from the issue of shares		**9**	-	6
Issue costs		**(1)**	-	-
Dividends paid (excluding DRP)		**(245)**	(314)	(280)
Net purchase of Treasury shares		**(9)**	-	-
Net cash provided by financing activities		5,951	3,744	4,380
Net (decrease)/increase in cash and cash equivalents		(582)	1,274	(506)
Cash and cash equivalents at the beginning of the half-year		2,073	799	1,305
Cash and cash equivalents at the end of the half-year	14(b)	1,491	2,073	799

The condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes

Note 1: Summary of Significant Accounting Policies

St.George Bank Limited (the "Bank") is domiciled in Australia. The condensed consolidated interim financial report of the Bank for the six months ended 31 March 2006 comprises the Bank and its controlled entities ("the Group") and the Group's interest in associates.

The condensed consolidated interim financial report was authorised for issue by the Directors on 2 May 2006.

(a) Statement of compliance

The condensed consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001.

This is the Group's first Australian equivalents to International Financial Reporting Standards ("AIFRS") condensed consolidated interim financial report for part of the period covered by the first AIFRS annual financial report and AASB 1 *First time adoption of Australian equivalents to International Financial Reporting Standards*. The condensed consolidated interim financial report does not include all of the information required for a full annual financial report and therefore cannot be expected to provide as full an understanding of the financial position and financial performance of the Group as that given by the annual financial report.

The interim financial report is to be read in conjunction with the 30 September 2005 full financial report of the Group, however the basis of their preparation is different to the 30 September 2005 full financial report due to the first time adoption of AIFRS. This report must also be read in conjunction with any public announcements made by the Bank during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

An explanation of how the transition to AIFRS has affected the reported financial position and financial performance of the Group is provided in Note 17. This note includes reconciliations of equity and profit or loss for comparative periods reported under Australian GAAP (previous GAAP) to those reported for those periods under AIFRS.

(b) Basis of preparation

For the purpose of this financial report, the half-year has been treated as a discrete reporting period. The financial report is presented in Australian dollars.

The 30 September 2005 annual financial report was prepared under the Australian Accounting Standards applicable to reporting periods beginning prior to 1 January 2005 (previous GAAP). This half-year financial report, however complies with current Australian Accounting Standards which consist of AIFRS. The half-year financial report complies with International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board.

Note 1: Summary of Significant Accounting Policies

The AIFRS accounting policies used as the basis for the preparation of this half-year financial report have been provided within the description of the current accounting policy. Accounting policies for the Group have changed significantly due to the adoption of AIFRS. These changes have been summarised by comparing prior periods' accounting policy to the new AIFRS accounting policy, with differences in measurement, recognition and disclosure being identified within changes in accounting policy. The quantitative effect of the changes in accounting policies is set out in Note 17.

The preparation of the financial report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates although it is not anticipated that such differences would be significant.

The financial statements are prepared on the basis of historical cost except that the following assets and liabilities are stated at their fair value: derivative financial instruments, assets and liabilities at fair value through the income statement, available for sale investments and defined benefit plan assets and liabilities. Recognised assets and liabilities that are hedged and are attributable to the hedged risk are stated at fair value.

The accounting policies which have changed as a result of the adoption of AIFRS, have been applied retrospectively and consistently by the Group to all periods presented in these financial statements and in preparing an opening AIFRS balance sheet at 1 October 2004, except for the following standards which were adopted and applied from 1 October 2005:

(i) AASB 132 Financial Instruments – Disclosure and Presentation.

(ii) AASB 139 Financial Instruments – Recognition and Measurement.

On this basis, comparison with prior period results should be read in conjunction with the following accounting policy notes.

The following elections under AASB 1 have been adopted in the preparation of these financial statements:

(i) The Group has not restated any past business combinations that occurred prior to 1 October 2004.

(ii) The Group has elected to measure land and buildings at 1 October 2004 at its fair value and use that fair value as its deemed cost as at that date.

(iii) The Group has applied the requirements of AASB 132 and 139 from 1 October 2005.

(iv) The Group has not applied AASB 2 share based payments to equity grants on or before 7 November 2002 or equity grants after 7 November 2002 that vested before 1 January 2005.

The Group has applied its previous GAAP in the comparative information to the financial statements in relation to these areas.

The Bank is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (as amended by ASIC Class Order 04/667) and in accordance with the Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest million dollars, unless otherwise stated.

Note 1: Summary of Significant Accounting Policies

This condensed consolidated interim financial report has been prepared on the basis of AIFRS in issue that are effective or available for early adoption at the Group's first AIFRS annual reporting date, 30 September 2006. Based on these AIFRS, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first AIFRS annual financial report is prepared for the year ended 30 September 2006.

The Bank has elected to early adopt the following revised accounting standards:

- AASB 119 *Employee Benefits* (December 2004).
- AASB 2004-3 *Amendments to Australian Accounting Standards* (December 2004) amending AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards* (July 2004), AASB 101 *Presentation of Financial Statements* and AASB 124 *Related Party Disclosures.*
- AASB 2005-3 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 119 *Employee Benefits* (December 2004).

The Australian Accounting Standards and UIG interpretations that will be effective or available for voluntary early adoption in the annual financial statements for the year ending 30 September 2006 are still subject to change and therefore cannot be determined with certainty. Accordingly, the accounting policies for that year that are relevant to this interim financial information will be determined only when the first AIFRS financial statements are prepared at 30 September 2006.

The preparation of the condensed consolidated interim financial report in accordance with AASB 134 resulted in changes to the accounting policies as compared with the 30 September 2005 annual financial statements prepared under previous GAAP. Except for the adoption of AASB 132 and AASB 139, the accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening AIFRS balance sheet at 1 October 2004 in accordance with the requirements of AASB 1. The impact of the transition from previous GAAP to AIFRS is explained in note 17. The accounting policies have been applied consistently throughout the Group for purposes of this condensed consolidated interim financial report.

(c) Consolidation

The consolidated financial report comprises the financial report of the Bank and all entities where there is a capacity to control another entity. Under AASB 127 *Consolidated and Separate Financial Statements* and UIG 12 *Consolidation – Special Purpose Entities*, control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Note 1: Summary of Significant Accounting Policies

Where an entity commenced or ceased to be controlled during the half-year, its results are only included from the date control commenced or up to the date control ceased.

Associates are those entities for which the Group has significant influence, as defined in AASB 128 *Investments in Associates*, but not control, over the financial and operating policies. The condensed consolidated interim financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases.

When the Group's share of losses exceeds its interest in an associate, the carrying amount of the Group's investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

All inter-entity balances and transactions between Group entities have been eliminated on consolidation.

Change in accounting policy

On adoption of AASB 127 and UIG 112, additional entities have been consolidated into the Group. Trusts involved in the securitisation of the Bank's assets and asset-backed conduit vehicles have been consolidated on transition to AIFRS from 1 October 2004. These trusts have been consolidated on the basis that the Group has retained the substantive risks and benefits associated with the entities.

The consolidation of these entities has resulted in a "gross-up" of individual balance sheet items.

(d) Foreign Currency

All monetary assets and liabilities held in foreign currencies are shown in this interim financial report at the exchange rates prevailing at balance date. Foreign currency forwards, futures, swaps and options are valued at fair value using the appropriate market rates at balance date. Unrealised profits and losses arising from these revaluations are recognised in the income statement.

For foreign exchange trading activities, it is the policy of the Group to maintain a substantially matched position in foreign currency assets and liabilities, hence the net exposure to exchange risk is not significant.

There has been no change in accounting policy.

(e) Translation of controlled foreign entities

The functional currency of the domestic operations of the Bank has been determined to be Australian dollars (AUD), as this currency best reflects the economic substance of the underlying events and circumstances relevant to the Bank. Each entity within the Group has also determined their functional currency based on their own primary economic indicators.

Note 1: Summary of Significant Accounting Policies

The foreign currency assets and liabilities of overseas controlled entities with an overseas functional currency are converted to AUD at balance sheet date in accordance with the foreign exchange rates ruling at that date. Revenues and expenses of controlled entities are converted to AUD at the spot exchange rate at the date of the transaction. All resulting exchange differences are recognised in the Foreign Currency Translation Reserve as a separate component of equity.

Change in accounting policy

The adoption of AASB 121 *The Effects of Change in Foreign Exchange Rates* from 1 October 2004 has not had a significant impact on the reporting currency of the Group's entities or the translation of foreign currency assets and liabilities.

(f) Cash and liquid assets

Cash and liquid assets are readily convertible to cash and subject to insignificant risk or change in value and comprise cash held in branches, ATMs, cash at bankers, money at call, bills receivable, remittances in transit and securities purchased under agreement to resell. Interest income on cash and liquid assets is recognised using the effective interest rate method in the income statement. Cash and liquid assets are recognised at the gross value of the outstanding balance.

(g) Receivables due from other financial institutions

Balances due from other financial institutions include loans, nostro balances and settlement account balances due from other banks. They are measured at fair value at inception and subsequently measured at amortised cost using the effective interest rate method. Interest income is recognised using the effective interest rate method in the income statement when earned.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments and certain acquisition expenses through the expected life of the instrument. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Change in accounting policy

The consolidation of special purpose vehicles used for the securitisation of the Bank's assets and asset-backed conduit vehicles upon transition to AIFRS from 1 October 2004 has resulted in a "gross-up" of receivables due from other financial institutions (refer Note 1 (c)).

Note 1: Summary of Significant Accounting Policies

(h) Financial instruments

In accordance with the requirements of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*, the Group's financial instruments are required to be classified into one of the following measurement categories:

- Assets at fair value through the income statement (note (i))
- Available for sale investments (note (j))
- Loans and other receivables (note (k))
- Liabilities at fair value through the income statement (note (y))
- Liabilities at amortised cost
- Equity (note (cc))

In addition, the accounting policy in relation to derivatives has changed from previous GAAP, and is detailed in note (r).

The adoption of AASB 132 and AASB 139 from 1 October 2005 has had a significant impact on the recognition, measurement and disclosure of financial instruments.

The Group's accounting policy under AIFRS for each of the above categories, together with the change from previous GAAP, is discussed in the sections identified above.

Offsetting financial instruments

The Group offsets financial assets and liabilities and reports the net balance in the balance sheet where there is a legally enforceable right to set off, and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group transfers the contractual rights that comprise the financial instrument, which is normally the case when the instrument is legally sold, or all the cash flows attributable to the instrument are passed onto another party and the risks and rewards have substantially been transferred.

(i) Assets at fair value through the income statement

Assets at fair value through the income statement represent those assets which are primarily held for trading and other financial assets that are designated as measured at fair value through the income statement upon initial recognition. Trading securities are purchased principally for the purpose of selling or repurchasing it in the near term. The securities are initially recognised at fair value based upon quoted market bid prices. Regular way assets are recognised on a settlement date basis, with transaction costs recognised directly in the income statement.

Note 1: Summary of Significant Accounting Policies

Changes in fair value of all financial assets that are measured at fair value through the income statement, together with dividend income, are recognised within other income in the income statement. Interest income on all financial assets at fair value through the income statement is recognised within interest income using the effective interest rate method.

This policy has been applied from 1 October 2005.

Change in accounting policy

Assets at fair value through the profit and loss is a new category of financial asset under AASB 139. Such assets are described in these half-year accounts as assets at fair value through the income statement. Trading securities and balances within other investments disclosed under previous GAAP, have been reclassified into assets at fair value through the income statement, however there has been no significant change in their measurement.

Quoted bid prices, where available, are used to account for the fair value of assets under AIFRS compared to the use of quoted mid prices under previous GAAP. Quoted mid prices where available, are used to account for fair value of assets where there is an offsetting risk position in a portfolio. There is no significant change in the measurement of assets at fair value.

Realised gains and losses on disposal and unrealised fair value adjustments continue to be reflected in other income under AIFRS. Interest income on assets at fair value through the income statement continues to be included within interest income using the effective interest rate method. Dividends continue to be reflected in other income when earned.

(j) Available for sale investments

Available for sale investments are non-derivative assets intended to be held for an indefinite period of time, including commercial paper and equities. They may be sold in response to a need for liquidity or changes in interest rates and exchange rates.

Available for sale investments are initially recognised at fair value plus direct and incremental transaction costs. Unquoted equities and investments whose fair value cannot be reliably measured are valued at cost. They are subsequently remeasured at fair value and gains and losses arising from changes in fair value are recognised in equity in the available for sale reserve net of applicable income taxes until investments are sold, otherwise disposed of, or until such investments become impaired. Interest income is recognised on available for sale securities using the effective interest rate method, calculated over the assets expected life. Premiums and/or discounts arising on purchase are included in the calculation of their effective interest rate. Dividends are recognised in other income within the income statement when earned.

When a decline in the fair value of an available for sale investment has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity shall be removed from equity and recognised in the income statement.

Note 1: Summary of Significant Accounting Policies

When available for sale securities are sold, cumulative gains or losses previously recognised in equity are recognised in other income within the income statement.

This policy has been applied from 1 October 2005.

Change in accounting policy

Available for sale assets is a new category of financial asset under AASB 139. Such assets are described in these half-year accounts as available for sale investments. Under the requirements of AASB 127, certain asset-backed conduit vehicles have been consolidated into the Group and the classification of their financial assets as available for sale investments has resulted in a "gross up" of the balance sheet. In addition, assets disclosed as investment securities and balances within other investments under previous GAAP have been reclassified to available for sale investments.

(k) Loans and other receivables

Loans and other receivables include residential, commercial, credit cards, overdrafts and other personal loans, leasing, hire purchase, bill financing, leveraged leases, margin lending and structured financing.

Loans and other receivables are initially recognised at fair value plus direct and incremental transaction costs. They are subsequently measured at amortised cost using the effective interest rate method.

Note 1(l) provides additional information with respect to loan impairment. For more details on revenue recognition, refer to note 1(s) revenue recognition.

Receivables referred to above are carried at their recoverable amount.

Finance lease receivables

There is no change in accounting policy.

Finance leases in which the Group is the lessor, are included in loans and other receivables. At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value accruing to the lessor is recorded in the balance sheet. Income attributable to the leases is brought to account progressively in the income statement over the lease term so as to achieve a constant periodic rate of return on the leases outstanding.

Structured financing

Structured financing by the Group, including participation in leveraged leases and equity swaps, are recorded at the amounts equal to the Group's participation and included in loans and other receivables in the balance sheet. Revenue is recognised in the income statement based on a method that yields a constant rate of return on the outstanding pre-tax investment balance over the life of the transaction. Certain structured financing loans are recognised at fair value through the income statement rather than at amortised cost.

Non performing facilities

Individual provisions for impairment are recognised to reduce the carrying amount of loans and advances to their estimated recoverable amounts. Individually significant provisions are calculated based on discounted cash flows.

Note 1: Summary of Significant Accounting Policies

The unwinding of the discount from initial recognition of impairment through to recovery of the written down amount is recognised through the income statement as interest income.

Restructured facilities

There is no change in accounting policy.

These are impaired loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of a customer's financial or other difficulties in complying with the original facility terms. For these loans, interest and fees are recognised as income on an accruals basis, whilst the customer complies with the modified terms and conditions.

If performance is not maintained, or collection of interest and/or principal is no longer probable, the account will be returned to the non performing classification.

Assets acquired through security enforcement ("AATSE")

There is no change in accounting policy.

This category comprises assets where ownership has been assumed in settlement of a debt.

Assets acquired in satisfaction of facilities in default (primarily loans) are recorded at net market value at the date of acquisition. Any difference between the carrying amount of the facility and the net market value of the assets acquired is represented as an individually assessed provision or written off. AATSE are further classified as Other Real Estate Owned ("OREO") or Other Assets Acquired Through Security Enforcement ("OAATSE"). Such assets are classified in the appropriate asset classifications in the balance sheet.

Change in accounting policy

Changes applied from 1 October 2004

Under the requirements of AASB 127, additional entities involved in the securitisation of the Group's loans and receivables and asset-backed conduit vehicles have been consolidated into the Group, resulting in "gross-up" of loans and other receivables in the balance sheet.

The income recognition methodology on leveraged leases under AIFRS has changed to progressive recognition over the lease term on an effective pre-tax yield basis.

Changes applied from 1 October 2005.

Loans and receivable are measured at amortised cost using the effective interest rate method under the requirements of AASB 139. Certain structured financing loans are brought to account at fair value through the income statement.

On adoption of AASB 139, there has been a change in the recognition and measurement of loan impairment, as explained in note 1(l) loan impairment.

(l) Loan impairment

In accordance with the requirements of AASB 139, the Group assesses at each balance date whether there is any objective evidence of impairment. If there is objective evidence that impairment on an individual loan or portfolio of loans has occurred, an impairment assessment is performed and a loss recognised where appropriate.

Note 1: Summary of Significant Accounting Policies

The amount of the loss is measured as the difference between the loan's carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the loans' original effective interest rate. Short term balances are not discounted. Loans and other receivables are presented net of provisions for loan impairment.

The Group has loan impairment losses which are assessed on both a specific and collective basis.

Specific loan provisions are recognised in situations where, following an assessment of an individual facility, there is objective evidence that a loan is impaired. All other loans and advances that do not have an individually assessed loan provision are assessed collectively for impairment.

Collective provisions are maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the balance sheet date.

The expected future cash flows for portfolios of similar assets are estimated on the basis of historical loss experience, for assets with credit risk characteristics similar to those in the group. Loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the loss experience is based and to remove the effects of conditions in the period that do not currently exist. Increases or decreases in the provision amount are recognised in the income statement.

This policy has been applied from 1 October 2005.

Change in accounting policy

Under previous GAAP, the general provision for doubtful debts (not tax effected) when combined with the balance of unearned mortgage insurance premiums (tax effected) represented 0.5% of risk weighted assets.

Under AIFRS, the Group must raise impairment provisions in respect of only those loans and receivables for which there is "objective evidence" of impairment as at each balance date.

Specific provisions are established where objective evidence of impairment has been identified through an individual assessment of a loan. Specific provisions are assessed as the difference between the loan's carrying amount and the present value of expected future cash flows.

Loans and other receivables that do not have an individually assessed provision are assessed collectively for impairment.

The transitional provisions for loan impairment have resulted in adjustments to previous GAAP provisions being taken to retained earnings as at 1 October 2005.

In accordance with the Australian Prudential Regulation Authority's ("APRA's") proposed regulatory treatment, the difference between 0.5% of risk weighted assets and the after tax balance of the collective provision, has been appropriated from retained earnings to a general reserve for credit losses. The balance of this reserve may change subject to APRA finalising their requirements on AIFRS loan loss provisioning.

Note 1: Summary of Significant Accounting Policies

(m) Intangibles

Goodwill

Goodwill, representing the excess of purchase consideration plus incidental expenses over the fair value of the identifiable assets, liabilities and contingent liabilities at the time of acquisition of an entity, is capitalised and recognised in the balance sheet.

Goodwill is reviewed annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. For the purposes of impairment testing, goodwill is allocated to cash generating units or groups of units. A cash generating unit is the smallest identifiable group of assets that generate independent cash flows. Goodwill is allocated to cash generating units or groups of units based on how goodwill is monitored by management.

An impairment loss is recognised in relation to goodwill if the recoverable amount of the cash generating unit or group of units is less than their carrying amount. The recoverable amount of the cash generating units is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the cash generating unit. Impairment losses on goodwill are not subsequently reversed.

Gains and losses on the disposal of an entity are net of the carrying amount of goodwill relating to the entity sold.

These policies have been applied from 1 October 2004.

Deferred expenditure

When items of deferred expenditure are not integrally related to property, plant and equipment, the Group recognises them as an intangible asset where they are clearly identifiable, can be reliably measured and it is probable they will lead to future economic benefits that the Group controls.

Internal and external costs directly incurred in the purchase or development of computer software, including subsequent upgrades and enhancements, are recognised as intangible assets when it is probable that they will generate future economic benefits attributable to the Group.

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of the expected useful lives of between three to five years.

The Group carries capitalised software assets at cost less amortisation and any impairment losses, if any.

Deferred expenditure is reviewed at each reporting date to determine if there is any evidence of impairment and, if so, it is assessed for impairment within the appropriate cash generating unit.

These policies have been applied from 1 October 2004.

Note 1: Summary of Significant Accounting Policies

Change in accounting policy

Goodwill

Under previous GAAP, goodwill was amortised on a straight line basis over the period of time during which benefits are expected to arise, however not exceeding twenty years. The unamortised balance of goodwill and the period of amortisation were reviewed annually. Where the balance exceeded the value of expected future benefits, the difference was charged to the income statement.

Under the requirements of AASB 138, goodwill is no longer required to be amortised, but is subject to an annual impairment test, or more frequent tests if events or changes in circumstances indicate that it might be impaired. On transition, goodwill is included on the basis of its deemed cost as at 1 October 2004, which represents the carrying amount recorded under previous AGAAP.

The AIFRS standards have not been applied retrospectively to business combinations that occurred prior to 1 October 2004 in preparing the Group's opening AIFRS balance sheet.

Deferred expenditure

Under AIFRS, certain items of expenditure deferred under previous GAAP are no longer eligible for recognition within deferred expenditure and have been written off.

These policies have been applied from 1 October 2004.

Deferred expenditure was previously included in other assets, but has either been reclassified to intangible assets or property, plant and equipment.

(n) Other investments

Other investments under previous GAAP included both quoted and unquoted equity investments recognised at cost.

No assets are classified as other investments under AIFRS from 1 October 2005.

Change in accounting policy

Upon adoption of AIFRS, from 1 October 2005 items within other investments have been reclassified to assets at fair value through the income statement and available for sale investments.

(o) Other assets

Other assets include prepayments and sundry debtors.

Change in accounting policy

Upon adoption of AIFRS, the unrealised gain on trading derivatives has been reclassified to derivative assets and deferred expenditure has been reclassified to intangible assets or property, plant and equipment.

Note 1: Summary of Significant Accounting Policies

(p) Property, plant and equipment

Land and buildings are recognised at deemed cost upon transition to AIFRS, less any impairment losses and depreciation. Deemed cost represents the fair value of land and buildings at 1 October 2004.

Land is not depreciated and buildings are depreciated on a straight line basis over their estimated useful lives of 20 to 60 years.

Plant and equipment is recognised at cost less any accumulated impairment losses and accumulated depreciation calculated on a straight line basis to write off the assets over their estimated useful lives. The estimated useful lives of items of plant and equipment are between three and ten years and leasehold improvements are between one to ten years.

Depreciation rates for property, plant and equipment are reviewed periodically to ensure they appropriately reflect residual values and estimated useful lives.

All items of property, plant and equipment are periodically reviewed for impairment as part of the impairment testing conducted within cash generating units.

These policies have been applied from 1 October 2004.

Change in accounting policy

In accordance with the election available under AASB 1, the Group has used the revalued amount for land and buildings under previous GAAP as at 1 October 2004 as "deemed cost" under AIFRS. The balance of the asset revaluation and realisation reserve of $83 million at 1 October 2004 has been transferred to opening retained earnings, together with the recognition of a deferred tax liability. In addition, the movement in the asset revaluation reserve under previous GAAP for the half-year to 30 September 2005 has been reversed.

(q) Income tax

Income tax expense on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

This policy has been applied from 1 October 2004.

Note 1: Summary of Significant Accounting Policies

The Bank and its Australian resident wholly owned subsidiaries have adopted tax consolidation legislation from 1 October 2003 and are therefore taxed as a single entity from that date.

Change in accounting policy

Upon transition to AIFRS, the Group has changed from a liability method to a "balance sheet approach" to tax effect accounting that requires deferred tax balances to be recognised where there is a difference between the carrying value of assets and liabilities and their tax base. In addition, under AIFRS the tax effect follows the underlying transaction and hence can be recognised in equity or as an income tax expense.

Unused tax losses are now recognised as deferred tax assets to the extent that it is probable that future taxable profits will be available, whereas previously the tax losses had to be virtually certain of being utilised.

Deferred tax assets/liabilities are now separately disclosed on the face of the balance sheet.

(r) Derivative financial instruments

The Group makes use of the derivatives market for trading purposes and to hedge foreign exchange, equity and interest rate risk. All derivatives that do not meet the hedging criteria under AASB 139 are classified as derivatives held for trading, with changes in fair value recognised immediately within the income statement.

Interest income and expense on derivatives, except those used to manage underlying assets and liabilities, is included within other income. Interest income and expense for derivatives used to managed underlying assets and liabilities are included with the interest flows of these items within interest income or expense.

Derivatives are initially recognised at trade date at fair value of consideration given or received. Subsequent to initial recognition, derivatives are measured at fair value. The method of recognising the gain or loss on re-measurement to fair value depends on whether the derivative is designated as a hedging instrument, the nature of the item being hedged and whether the derivative qualifies for hedge accounting. A positive revaluation amount of a contract is disclosed as an asset and a negative revaluation amount of a contract is disclosed as a liability.

The Group has adopted cash flow hedging or a combination of cash flow and fair value hedging in respect of its asset and liability management activities.

Fair values are obtained from quoted market prices in active markets and valuation techniques, including discounted cash flow models and options pricing models as appropriate.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This policy has been applied from 1 October 2005.

Note 1: Summary of Significant Accounting Policies

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement within other income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

This policy has been applied from 1 October 2005.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. This represents the amount by which the changes in the fair value of the expected cash flow of the derivative differ from the fair value of the changes (or expected changes) in the cash flow of the hedged item.

Amounts from the cash flow hedge reserve are transferred to the income statement when the cash flows on the hedged item are recognised in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the income statement over the remaining term of the original hedge.

This policy has been applied from 1 October 2005.

Embedded derivatives

A derivative may be embedded within a host contract. If the host contract is not already carried at fair value with changes in fair value reported in the income statement, the embedded derivative is separated from the host contract where the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract. This is then accounted for as a stand alone derivative instrument at fair value. Otherwise, the embedded derivative is accounted for on the same basis as the host contract.

This policy has been applied from 1 October 2005.

Changes in accounting policy

The adoption of AASB 132 and AASB 139 has had a substantial impact on the recognition, measurement and disclosure of derivative financial instruments.

All derivative assets and derivative liabilities are to be recognised at fair value and disclosed separately on the face of the balance sheet.

The Group complies with new hedge accounting rules which include the use of fair value or cash flow hedges, the designation of hedging relationships and the documentation of these relationships.

Embedded derivatives are now required to be identified, separated and fair valued, provided they are not closely related to their host contract.

Note 1: Summary of Significant Accounting Policies

(s) Revenue and expense recognition

Interest income and expense

Interest income and expense are recognised in the income statement for all interest earning assets and interest bearing liabilities based upon the effective interest rate on the instrument. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments and certain acquisition expenses through the expected life of the instrument. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fee income and expense and acquisition costs that are an integral part of the effective interest rate.

Interest income and expense on derivative instruments which are used to manage underlying assets and liabilities are recognised together with the underlying item within interest income and expense.

This policy has been applied from 1 October 2005.

Fee and commission income and expense

Fee income and acquisition costs relating to loan origination are deferred and amortised to interest income over the life of the loan using the effective interest rate method. Other fee and commission income is generally recognised on an accruals basis when the service has been provided.

Fee expense is recognised when the service has been provided.

This policy has been applied from 1 October 2005.

Other income

Trading income is recognised when there is a change in fair value of trading financial instruments measured at fair value through the income statement. Trading assets are initially recognised at trade date. Further information is included in notes 1(i) and 1(y) in relation to assets and liabilities at fair value through the income statement and note 1(r) in relation to derivative financial instruments.

This policy has been applied from 1 October 2005.

Change in accounting policy

Under AASB 118 and AASB 139, interest income now includes fees integral to the establishment of financial instruments using the effective interest rate method. Fee income and direct costs relating to loan origination are deferred and amortised to interest earned on loans and receivables over the life of the loan using the effective interest rate method.

Acquisition costs relating to loan origination were previously deferred and amortised on a straight line basis over the estimated life of the loan.

(t) Deposits and other borrowings

Deposits and other borrowings comprise negotiable certificates of deposit, term deposits, saving deposits, cheque and other demand deposits, unsecured guaranteed notes and secured borrowings.

Note 1: Summary of Significant Accounting Policies

Deposits and other borrowings are recognised at inception at fair value plus directly attributable transaction costs and subsequently at amortised cost. Interest and yield related fees are recognised in the income statement based upon the effective yield method.

Where the Group has utilised derivative instruments to hedge deposits and other borrowings, hedge accounting policies as outlined in note 1(r) are applied.

This policy has been applied from 1 October 2005.

Change in accounting policy

Interest and yield related fees are recognised in the income statement based on the effective interest rate method, whereas previously interest was taken to the income statement on an accruals basis. There has been no significant change in the carrying value of deposits and other public borrowings as a result of this change.

(u) Payables due to other financial institutions

Balances due to other financial institutions include deposits, settlement account balances and vostro balances. They are brought to account at inception at fair value plus directly attributable transaction costs.

Payables to other financial institutions are subsequently stated at amortised cost. Interest and yield related fees are taken to the income statement using the effective interest rate method.

This policy has been applied from 1 October 2005.

Change in accounting policy

Interest and yield related fees are taken to the income statement based on the effective interest rate method, whereas previously interest was taken to the income statement on an accruals basis. There has been no significant change in the carrying value of the payables to other financial institutions as a result of this change.

(v) Employee benefits

Defined benefit superannuation plan

Obligations for contributions to defined benefit plans are recognised as an expense in the income statement as incurred.

In relation to defined benefit plans, any deficiency or surplus of the plan is recognised as a liability or asset respectively. Any deficiency or surplus is also recognised in retained earnings.

Change in accounting policy

Under previous GAAP, the Group did not recognise the net deficit on the defined benefit plan within the financial statements.

Note 1: Summary of Significant Accounting Policies

In accordance with the requirements of AASB 119, from 1 October 2004 the net deficit of the Group sponsored defined benefit plan is recognised and disclosed in bills payable and other liabilities. Actuarial gains and losses relating to the defined benefit plan are recognised directly in retained earnings.

Share based compensation

The Group operates several equity-settled, share based compensation plans. The fair value of the employee services received in exchange for the grant of the option or award is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or awards granted, excluding the impact of any non-market vesting conditions (for example, earnings per share growth). Non market vesting conditions are included in assumptions about the number of options or shares that are expected to become exercisable. At each balance date, the Group revises its estimate of the number of options or shares that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received, net of any directly attributable transaction costs, are credited to equity when the options are exercised.

Share based compensation expense is measured at fair value, based on the quoted market price of the shares at the grant date, or using a binomial valuation model where the share price is not appropriate.

During the current period, the Bank commenced purchasing shares through a controlled Trust based upon shares granted to employees. These shares in the Bank are held by the Trust until they are vested with the employee.

Change in accounting policy

Under previous GAAP, the Group did not recognise an expense for the fair value of options or awards granted to employees. In accordance with the requirements of AASB 2, the fair value of share based compensation is determined at grant date and recognised as an expense in the income statement over the vesting period, subject to the satisfaction of service and performance conditions.

Shares in the Bank held by the Trust are consolidated, reclassified as "Treasury shares" and accounted for as a deduction from share capital.

(w) Provision for dividends

This item comprises provision for dividends in respect of Subordinated Adjustable Income Non-Refundable Tier 1 Securities (SAINTS).

The provision for dividend relating to SAINTS is calculated on a balance of $350 million at a floating rate of interest calculated as 70% of the sum of the annualised 90 day Bank Bill Swap Rate and a margin of 1.35%. Dividends are payable quarterly in November, February, May and August each year.

The provision for dividend relating to ordinary shares is recognised in the reporting period in which the dividends are declared.

Note 1: Summary of Significant Accounting Policies

Change in accounting policy

In accordance with the requirements of AASB 132, both the PRYMES and DCS instruments were reclassified to liabilities upon transition to AIFRS. Consequently, the amounts payable to holders of these instruments have been reclassified to the underlying liability balance.

(x) Bonds and notes

Bonds and notes comprise commercial paper and other fixed and floating senior debt securities issued under the Bank's debt instrument programme, euro note programme, US commercial paper programme and other private placements. Bonds and notes also include debt issues of consolidated trusts involved in the securitisation of the Bank's assets and asset-backed conduit vehicles.

They are recognised at fair value plus directly attributable transaction costs at inception. Bonds and notes are subsequently measured at amortised cost. Interest and yield related fees are recognised in the income statement based on the effective interest rate method.

Where the Group has hedged the bonds and notes with derivative instruments, hedge accounting rules are applied (refer to note 1 (r)).

This policy has been applied from 1 October 2005.

Change in accounting policy

Additional entities have been consolidated into the Group as a result of the consolidation of entities involved in the securitisation of the Group's loans and certain asset-backed conduit vehicles.

Interest and yield related fees are recognised in the income statement based on the effective interest rate method, whereas previously interest was recognised on an accruals basis. There has been no significant change in the carrying value of bonds and notes as a result of this change.

(y) Liabilities at fair value through the income statement

Liabilities at fair value through the profit and loss is a new class of financial liability under AASB 139. Such liabilities are described in these half-year accounts as liabilities at fair value through the income statement.

The Group designates certain liabilities at fair value through the income statement on origination where those liabilities are managed on a fair value basis. Changes in the fair value of liabilities through the income statement are reported in other income within the income statement. For quoted liabilities, quoted offer prices are used to measure fair value. Quoted mid prices are used to measure liabilities at fair value through the income statement with offsetting risk positions in a portfolio at fair value. For non market quoted liabilities, fair values have been determined using valuation techniques. Interest expense on financial liabilities at fair value through the income statement is recognised within interest expense using the effective interest rate method.

This policy has been applied from 1 October 2005.

Note 1: Summary of Significant Accounting Policies

Change in accounting policy

Upon transition to AIFRS at 1 October 2005, the Depositary Capital Securities were reclassified from minority interests to liabilities. In conjunction with their reclassification from previous GAAP, these securities have been designated and classified as liabilities at fair value through the income statement.

(z) Fiduciary activities

A number of controlled entities act as Trustee and/or Manager, Administrator or Custodian for a number of superannuation funds, investment trusts, superannuation services, approved deposit funds, life insurance funds and managed client portfolios. The value of managed funds at 31 March 2006 was $37,165 million (31 March 2005: $27,812 million).

The assets and liabilities of these funds and trusts are not included in the Group's balance sheet as it does not have the capacity to directly or indirectly control the funds and trusts for the Group's benefit.

Commissions and fees derived by the controlled entities in respect of these activities are included within other income in the income statement.

There has been no change to this accounting policy upon adoption of AIFRS.

(aa) Operating leases

Operating lease payments are charged as an expense over the term of the lease, on a basis representative of the pattern of service rendered through the provision of the leased property.

There has been no significant change to this accounting policy upon adoption of AIFRS.

(bb) Earnings per share

Basic earnings per ordinary share is determined by dividing net profit after income tax attributable to ordinary shareholders of the Bank by the weighted average number of ordinary shares outstanding during the period, adjusted for the bonus elements in ordinary shares issued during the period and shares held as Treasury shares.

Note 1: Summary of Significant Accounting Policies

Diluted earnings per share adjusts the figures used in the determination of basic earnings per ordinary share to take into account the after income tax effect of dividends, interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued on conversion of all dilutive potential ordinary shares. Both the PRYMES and SAINTS are considered dilutive.

This policy has been applied from 1 October 2004.

Change in accounting policy

In accordance with the requirements of AASB 133, the SAINTS are considered to be dilutive potential ordinary shares and have been included in the calculation of diluted earnings per share.

(cc) Shareholders' equity

i) Ordinary Share Capital – Issued and Paid Up

Ordinary share capital is recognised at the value of the amount paid up. Share issue and share buy-back costs are charged against share capital.

Where a subsidiary purchases shares in the Bank as part of the Group's equity based compensation scheme, such shares are referred to as Treasury shares and deducted from equity at cost.

This policy has been applied from 1 October 2004.

ii) Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary or is redeemable only at the Group's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

Subordinated Adjustable Income Non-Refundable Tier 1 Securities (SAINTS)

On 13 August 2004, the Bank issued 3.5 million SAINTS at $100 each. The issue netted $345 million after issue related expenses. Holders of these securities are entitled to a floating rate dividend which is recognised on an accruals basis. The floating rate is determined each quarter by taking 70% of the sum of the annualised 90 day Bank Bill Swap Rate and a margin of 1.35%. Dividends are payable in arrears on a quarterly basis. On 20 November 2014 or any dividend payment date thereafter, subject to APRA approval, the Bank may convert the SAINTS to ordinary shares, redeem, buy-back or cancel the SAINTS for their face value or undertake a combination of these options.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or when an event outside the control of both the issuer and the holder occurs, or if dividend payments are not discretionary. Dividends on preference share capital classified as liabilities are recognised in the income statement as interest expense.

This policy has been applied from 1 October 2005.

Note 1: Summary of Significant Accounting Policies

Change in accounting policy

On 21 February 2001, the Bank issued three million Preferred Resetting Yield Marketable Equity Securities (PRYMES) at $100 each. The issue netted $291 million after issue related expenses. These shares are entitled to a preference dividend of 6.36% per annum for the next five years, after which the Bank has the option to reset the rate. Under previous GAAP, the PRYMES were classified as equity.

In accordance with the requirements of AASB 132, the PRYMES are considered to be a financial liability and have been reclassified to liabilities as at 1 October 2005.

iii) Reserves

Depositors' and Borrowers' Share Redemption Reserve - The purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

Foreign Currency Translation Reserve - The purpose of this reserve is to recognise exchange differences arising on translation of foreign currency assets and liabilities of foreign subsidiaries.

Equity Compensation Reserve – In conjunction with the recognition of an expense for employee equity grants, a corresponding amount is recognised within the equity compensation reserve.

General Reserve for Credit Losses – In accordance with APRA's proposed regulatory treatment, the difference between 0.5% of risk weighted assets and the after tax balance of the collective provision, has been appropriated from retained earnings to a general reserve for credit losses.

Cash Flow Hedge Reserve – the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised within the cash flow hedge reserve.

Available For Sale Reserve – changes in the fair value of financial instruments designated as available for sale assets are recognised within the available for sale reserve.

This policy has been applied from 1 October 2004 in respect of all reserves, with the exception of the general reserve for credit losses, cash flow hedge reserve and available for sale reserve which were applied from 1 October 2005.

Change in accounting policy

The asset revaluation reserve recognised under previous GAAP in relation to increments and decrements arising upon the revaluation of land and buildings was transferred to retained earnings as at 1 October 2004.

The equity compensation reserve in relation to employee equity grants was established from 1 October 2004.

The appropriation from retained earnings to the general reserve for credit losses has been applied from 1 October 2005. The recognition of a cash flow hedge reserve and available for sale reserve has been applied from 1 October 2005.

Note 1: Summary of Significant Accounting Policies

(dd) Minority interests in controlled entities

The Bank has issued perpetual notes raising $34 million as at 31 March 2006. The notes have no voting rights or entitlement to dividends or other payment. In a winding up, the notes on issue are convertible into ordinary shares of the Bank.

This policy has been applied from 1 October 2005.

Change in accounting policy

Upon transition to AIFRS, the Depositary Capital Securities ("DCS") were reclassified to liabilities at fair value through the income statement at 1 October 2005. The dividends on DCS are charged as interest expense to the income statement on an accruals basis.

(ee) Bank acceptances

All bank accepted bills (including both discounted and "on-sold" bills) and the associated liability for on-sold bills will be recognised at amortised cost, with interest income and expense recognised using the effective yield methodology. Fee income on bill acceptances will be recognised on an effective yield basis within interest income.

This policy has been applied from 1 October 2005.

Change in accounting policy

Under previous GAAP, the Group accepted and discounted bills for customers, classifying these within trading securities at their market value. Upon their "on-sale", customer discounted bills were reclassified to bank acceptance assets and recognised at their face value. A corresponding liability was recognised representing the Group's obligation to the holder of the on-sold bill.

Interest income on discounted bills was recognised under previous GAAP within interest income and bill acceptance fee income was recognised within other income.

On transition to AIFRS, bills recognised within trading securities under previous GAAP have been reclassified to bank acceptances. In addition, the bank acceptance assets and liabilities have been restated to an amortised cost basis.

(ff) Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in the presentation of the financial statements. Comparative figures have been prepared in accordance with AIFRS, except for the adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*.

As permitted by AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards*, the Group has elected to not apply these standards to comparative figures, and therefore apply these standards from 1 October 2005.

Note 2: Revenues

	Half-Year to		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Interest Income	3,236	2,865	2,640
Other Income			
Trading income	34	38	34
Non trading derivatives	10	-	-
Profit on sale of investment securities	-	1	-
Product fees and commissions			
- Lending	54	41	29
- Deposit and other accounts	105	131	116
- Electronic banking	98	93	95
Managed funds fees	124	116	107
Dividend income	3	3	2
Profit on disposal of land and buildings	2	-	3
Profit on sale of businesses	-	-	9
Profit on sale of fixed assets	4	-	27
Profit on disposal of shares	10	2	2
Factoring and invoice discounting income	10	10	9
Bill acceptance fees	-	51	42
Rental income	4	4	5
Trust distributions	5	1	3
Other	7	10	4
Total other income	470	501	487

Note 3: Bad and Doubtful Debts

Charge to general provision	-	(1)	11
Charge to collective provision	16	-	-
Charge to specific provision	49	53	47
Total bad and doubtful debts expense	65	52	58

Note 4: Expenses

	Half-Year to		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Interest Expense	2,272	1,960	1,744
Operating expenses			
Staff			
Salaries and wages	289	286	267
Contractors' fees	4	3	6
Superannuation contributions	26	23	23
Payroll tax	20	18	17
Fringe benefits tax	3	5	4
Share based compensation	6	6	7
Other	12	13	12
	360	354	336
Computer and equipment			
Depreciation	19	20	20
Deferred expenditure amortisation and write-off	15	35	19
Rentals on operating leases	4	4	5
Other	37	33	38
	75	92	82
Occupancy			
Depreciation and amortisation	15	14	13
Rentals on operating leases	35	36	34
Other	18	21	20
	68	71	67
Administration and other			
Advertising and public relations	22	28	21
Consultants	9	18	12
Fees and commissions	16	15	14
Postage	9	9	9
Printing and stationery	17	19	17
Subscriptions and levies	5	4	4
Telephone	5	6	4
Other	47	56	54
	130	155	135
Total operating expenses	633	672	620

Note 5: Dividends Provided for or Paid

	Half-Year to		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Ordinary dividends			
2004 Final dividend (fully franked - 62 cents)	-	-	319
2005 Interim dividend (fully franked - 67 cents)	-	347	-
2005 Final dividend (fully franked - 70 cents)	**364**	-	-
	364	347	319
Other dividends			
SAINTS[1] dividends provided for or paid (fully franked)	**9**	9	8
DCS[2] dividends provided for or paid (unfranked)	-	14	13
PRYMES[3] dividends provided for or paid (franked)	-	9	10
	9	32	31
Total dividends	**373**	379	350

(1) Subordinated Adjustable Income Non-Refundable Tier 1 Securities
(2) Depositary Capital Securities
(3) Preferred Resetting Yield Marketable Equity Securities
(4) In accordance with AIFRS, PRYMES and DCS have been reclassified as liabilities and distributions are included in interest expense from 1 October 2005. The PRYMES were converted into 10,309,170 ordinary shares on 21 February 2006.

Dividend franking account
It is anticipated that the balance of the consolidated franking account will be $503 million (31 March 2005: $480 million) after adjusting for:
(i) franking credits that will arise from the payment of income tax payable as at the end of the half-year; and
(ii) franking debits that will arise from the payment of dividends recognised as a liability; and
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the Group may be prevented from distributing in the subsequent half-year.

After also allowing for the 31 March 2006 half interim ordinary dividend, the consolidated franking account will be $337 million (31 March 2005: $329 million).

Note 6: Earnings per Share

		Half-Year to		
		31 March 2006	30 Sept 2005	31 March 2005
Ordinary Share				
Basic earnings per share	(Cents)	**96.0**	87.7	89.1
Diluted earnings per share	(Cents)	**95.4**	87.0	87.8

There were 163,352 weighted average ordinary Treasury shares outstanding during the half-year which have been excluded when calculating basic and diluted earnings per share.

Note 7: Individually Significant Items

	Half-Year to		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Non-interest income			
Non-interest income before significant items	470	501	471
Significant items			
- Profit on sale of fixed assets (i)	-	-	27
- Write-off of deferred home loan broker commissions (ii)	-	-	(11)
	-	-	16
Total non-interest income	470	501	487
Operating expenses			
Operating expenses before significant items	633	656	620
Significant items			
- Write-off of computer applications and equipment (iii)	-	16	-
Total operating expenses	633	672	620
Income tax expense			
Income tax expense before significant items	226	202	211
Significant items			
- Income tax expense on profit on sale of fixed assets (i)	-	-	8
- Income tax benefit on write-off of deferred home loan broker commissions (ii)	-	-	(3)
- Income tax benefit on write-off of computer applications and equipment (iii)	-	(5)	-
	-	(5)	5
Total income tax expense	226	197	216
Summary of significant items			
Total pre-tax profit/(loss) from significant items	-	(16)	16
Less: Total tax expense/(benefit) attributable to significant items	-	(5)	5
Net impact from significant items	-	(11)	11

March 2006 Half-Year

There were no significant items during the half-year.

2005 Year

(i) First half of 2005 - the Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax).

(ii) First half of 2005 - From 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) during the half-year that represents the unamortised balance of deferred commissions relating to this loan portfolio. In accordance with AIFRS, from 1 October 2005, home loan broker commissions are recognised as an adjustment to the yield on a loan and expensed over the expected life of the loan.

(iii) Second half of 2005 - the Bank recognised a $6 million ($4 million after tax) write-off of obsolete systems or systems in the process of being decommissioned and a $10 million ($7 million after tax) write-off representing a refinement of St.George's deferred expenditure policy to write-off deferred expenditure whereby the unamortised balance of deferred expenditure is written-off immediately when the carrying value reduces to $500,000.

Note 8: Loans and Other Receivables

	As at		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Housing loans [1]	**59,735**	56,298	52,852
Commercial loans [2]	**9,451**	9,653	9,572
Personal loans	**4,044**	3,649	3,451
Lease and commercial hire purchase	**2,416**	2,368	2,289
Structured investments	**643**	146	148
Credit card receivables	**1,166**	1,093	1,073
Other	**39**	30	29
	77,494	73,237	69,414
Less: provisions for impairment (refer note 9)			
Specific provision for doubtful debts	**36**	69	83
Collective provision for doubtful debts	**261**	-	-
General provision for doubtful debts	**-**	219	220
Net loans and other receivables	**77,197**	72,949	69,111

(1) Includes securitised loans
(2) Includes loans in asset backed conduit vehicles

Note 9: Provisions for Impairment

	As at		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
General provision			
Balance at beginning of period	**219**	220	209
Net provision movement during the period	**-**	(1)	11
Write-back of general provision on transition to AIFRS [3]	**(219)**	-	-
Balance at end of period	**-**	219	220
Collective provision			
Balance at beginning of period	**-**	-	-
Establishment of provision on transition to AIFRS [3]	**245**	-	-
Net provision movement during the period	**16**	-	-
Balance at end of period	**261**	-	-
Specific provision			
Balance at beginning of period	**69**	83	73
Write-back of portfolio provisions on transition to AIFRS [3]	**(35)**	-	-
Net provision movement during the period	**49**	53	47
Bad debt write-offs	**(47)**	(67)	(37)
Balance at end of period	**36**	69	83

(3) Adjusted against opening retained earnings at 1 October 2005.

Note 10: Deposits and Other Borrowings

	As at		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Certificates of deposit	**10,873**	8,285	10,962
Term and other deposits	**41,417**	39,498	37,299
Secured borrowings	**1,361**	1,378	1,253
Unsecured borrowings	**8**	14	11
	53,659	49,175	49,525

Note 11: Share Capital

	As at			As at		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M	**31 March 2006 No. Shares**	30 Sept 2005 No. Shares	31 March 2005 No. Shares
Capital						
Fully paid ordinary shares (1)	**3,811**	3,454	3,389	**524,219,739**	520,407,464	517,897,669
Fully paid PRYMES (2)	**-**	291	291	**-**	3,000,000	3,000,000
Fully paid SAINTS	**345**	345	345	**3,500,000**	3,500,000	3,500,000
General Reserve	**15**	15	15	**-**	-	-
	4,171	4,105	4,040			
Issued and Uncalled Capital						
Borrowers' shares - unpaid (3)	**-**	-	-	**3,738**	4,088	4,442
Depositors' shares - unpaid (3)	**-**	-	-	**248,452**	256,180	264,977
	-	-	-			

(1) In February 2006, the Bank completed its off-market buy-back of ordinary shares. A total of 11,677,657 ordinary shares were bought back at a price of $25.69, a total cost of $300 million. An amount of $6.54 per share of the consideration paid to buy back the shares was charged to share capital (total $76.7 million including associated buy-back costs). The difference between the buy-back price of $25.69 and the capital component of $6.54 was deemed to be a fully franked dividend for tax purposes and charged to retained earnings ($223.6 million).

For capital gains tax purposes, the deemed disposal price applicable to shareholders (other than corporate tax entities) participating in the buy-back is $10.59 for each share sold into the buy-back.

(2) In February 2006, the Bank's 3,000,000 PRYMES were converted into 10,309,170 ordinary shares at a price of $29.07.

(3) These shares were originally issued to borrowers and depositors when St.George was a building society to enable them to open a loan or deposit account. Borrowers and depositors shareholders have certain rights as set out in the Constitution, including the right to vote on issues that affect their rights, and have certain obligations on a winding up.

Note 12: Shareholders' Equity

	As at		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Equity reconciliations			
Ordinary share capital			
Opening balance	**3,454**	3,389	3,313
Buy back	**(77)**	-	-
PRYMES conversion	**307**	-	-
Dividend reinvestment plan	**127**	65	70
Employee share ownership schemes	**9**	-	6
Purchase of treasury shares [1]	**(8)**	-	-
Share issue costs	**(1)**	-	-
Closing balance	**3,811**	3,454	3,389
Preference share capital			
Opening balance	**636**	636	636
AIFRS transition adjustments [2]	**(291)**	-	-
Restated opening balance	**345**	636	636
Closing balance	**345**	636	636
General reserve	**15**	15	15
Total share capital	**4,171**	4,105	4,040
Retained profits			
Opening balance	**906**	798	619
AIFRS transition adjustments [3]	**(131)**	-	38
Restated opening balance	**775**	798	657
Operating profit attributable to members of the Bank	**511**	487	491
Total available for appropriation	**1,286**	1,285	1,148
Transfer to general reserve for credit losses	**(4)**	-	-
Buy-back	**(224)**	-	-
Interim dividend - cash component	**-**	(282)	-
Interim dividend - dividend reinvestment plan	**-**	(65)	-
Payment of final dividend - cash component	**(237)**	-	(249)
Payment of final dividend - dividend reinvestment plan	**(127)**	-	(70)
Other dividends	**(9)**	(32)	(31)
Closing balance	**685**	906	798

(1) Relates to movements in treasury shares held within the employee share scheme trust
(2) Reclassification of PRYMES instruments from equity to liabilities from 1 October 2005
(3) AIFRS transition adjustments including:

- defined benefit plan deficit
- deferral of leveraged lease income
- share based payments
- transfer of asset revaluation reserve (net of tax) to retained earnings
- deferral of previously recognised fee income
- fair value recognition of financial assets and liabilities
- fair value recognition of derivatives
- recognition of share issue and conversion costs
- implementation of AIFRS loan impairment methodology

Note 12: Shareholders' Equity

	As at		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Reserves			
Depositors' and borrowers' redemption reserve			
Opening balance	**2**	2	2
AIFRS transition adjustments	**-**	-	-
Closing balance	**2**	2	2
Asset revaluation and realisation reserve			
Opening balance	**-**	-	83
AIFRS transition adjustment (1)	**-**	-	(83)
Restated opening balance	**-**	-	-
Closing balance	**-**	-	-
Foreign currency translation reserve			
Opening balance	**4**	1	2
AIFRS transition adjustments	**-**	-	-
Restated opening balance	**4**	1	2
Currency translation adjustments	**(6)**	3	(1)
Closing balance	**(2)**	4	1
Cash flow hedge reserve			
Opening balance	**-**	-	-
AIFRS transition adjustments (2)	**(19)**	-	-
Restated opening balance	**(19)**	-	-
Gains/(losses) on cash flow hedging instruments (net of tax):			
Recognised in equity	**(12)**	-	-
Transferred to the income statement	**3**	-	-
Closing balance	**(28)**	-	-

(1) Upon AIFRS transition, the deemed cost election was adopted, resulting in the transfer of the opening balance to retained earnings.
(2) Initial recognition of the cash flow hedge reserve (net of tax) upon AIFRS transition on 1 October 2005.

Note 12: Shareholders' Equity

	As at		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Reserves			
Equity compensation reserve			
Opening balance	**17**	11	-
AIFRS transition adjustments [3]	-	-	4
Restated opening balance	**17**	11	4
Current period movement	**5**	6	7
Closing balance	**22**	17	11
General reserve for credit losses [4]			
Opening balance	-	-	-
AIFRS transition adjustments [5]	**68**	-	-
Restated opening balance	**68**	-	-
Current period movement appropriation from retained profits	**4**	-	-
Closing balance	**72**	-	-
Available for sale reserve			
Opening balance	-	-	-
AIFRS transition adjustments [6]	**5**	-	-
Restated opening balance	**5**	-	-
Gains/(losses) on available for sale investments (net of tax)			
Recognised in equity	**1**	-	-
Closing balance	**6**	-	-
Total reserves	**72**	**23**	**14**
Shareholders' equity attributable to members of the Bank	**4,928**	**5,034**	**4,852**
Shareholders' equity attributable to minority interests	**21**	**353**	**354**
Total shareholders' equity	**4,949**	**5,387**	**5,206**

(3) Initial recognition of equity compensation reserve on 1 October 2004.
(4) The after tax equivalent of the collective provision and the balance of the general reserve for credit losses represent 0.5% of risk weighted assets.
(5) Initial recognition of a general reserve for credit losses on 1 October 2005.
(6) Initial recognition of the available for sale reserve (net of tax) on 1 October 2005.

Note 13: Minority Interests in Controlled Entities

	As at		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Depositary capital securities (DCS) [1]	-	334	334
Share capital	2	2	2
Perpetual notes	34	31	29
Accumulated losses	(15)	(14)	(11)
	21	353	354

(1) In accordance with AIFRS, from 1 October 2005, DCS were reclassified to liabilities and distributions are included in interest expense

Note 14: Condensed Consolidated Interim Statement of Cash Flows Notes

a. Reconciliation of net profit to net cash (used in)/provided by operating activities

	Half-Year to		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Net profit after income tax	510	485	488
Depreciation	34	34	33
Goodwill impairment	-	-	4
Amortisation of deferred expenditure	15	19	19
Write off of deferred expenditure and computer equipment	-	16	-
Decrease in accrued expenses	(7)	(10)	(13)
Increase/(decrease) in provision for income tax	(42)	16	(28)
(Increase)/decrease in interest receivable	(22)	8	(1)
Increase in other income receivable	(7)	(63)	(3)
(Increase)/decrease in trading securities	(1,031)	64	(1,154)
Increase/(decrease) in interest payable	33	7	(30)
Bad and doubtful debts expense	65	52	58
Share based compensation	6	6	7
Increase/(decrease) in provisions	(4)	13	(10)
Net profit on sale of property, plant and equipment	(6)	-	(30)
Net profit on sale of shares	(10)	(2)	(2)
Net profit on sale of business	-	-	(9)
Treasury trading profit	(34)	(38)	(34)
Fair value movement in non-trading derivatives	(10)	-	-
Net profit on sale of investment securities	-	(1)	-
Net cash (used in)/provided by operating activities	(510)	606	(705)

Note 14: Condensed Consolidated Interim Statement of Cash Flows Notes (continued)

b. Reconciliation of cash

For the purpose of the statement of cash flows, cash at the end of the half-year is reconciled to the following items in the balance sheet:

	As at		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Cash and liquid assets	1,128	1,184	1,191
Receivables due from other financial institutions - at call	975	1,111	738
Payables due to other financial institutions - at call	(421)	(91)	(992)
Bills payable	(191)	(131)	(138)
Cash and cash equivalents at the end of the half-year	1,491	2,073	799

c. Disposal of controlled entity

On 15 March 2006, the Group disposed of its 100% interest in Ascalon Capital Managers Limited ("ACML") for $23 million. ACML's contribution to net profit from 1 October 2005 to 15 March 2006 was $0.5 million.

	Half-year to		
	31 March 2006 $M	30 Sept 2005 $M	31 March 2005 $M
Disposal proceeds	23	-	-
Fair value of net tangible assets disposed	15	-	-
Profit on sale	8	-	-
Net inflow of cash	23	-	-

Note 15: Segmental Reporting

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking. The results of St.George Bank New Zealand Limited are included in the segment reporting for RB.

- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing funds management and administration, margin lending, investment advice, private banking services and general and life insurance.

Segmental results are not comparable to prior periods as comparative figures do not reflect the impact of AIFRS financial instrument accounting standards that have been adopted from 1 October 2005.

Note 15: Segmental Reporting

For the half-year ended 31 March 2006	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	512	273	145	34	-	964
Non-interest income	213	63	39	145	10	470
Individually significant items	-	-	-	-	-	-
Total segment revenue	725	336	184	179	10	1,434
Segment expense						
Bad and doubtful debts	54	5	5	1	-	65
Operating expenses						
- Other provisions	10	11	2	6	-	29
- Depreciation	24	4	5	1	-	34
- Deferred expenditure amortisation	12	1	2	-	-	15
- Other expenses	296	109	70	80	-	555
Total operating expenses	342	125	79	87	-	633
Individually significant item	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-
Total segment expenses	396	130	84	88	-	698
Share of profit of investment in associates	-	-	-	-	-	-
Profit/(loss) before income tax expense	329	206	100	91	10	736
Expense to income ratio [(1)]	47.2%	37.2%	42.9%	48.6%		
Income tax expense						226
Profit after income tax						510
Minority interests						(1)
Profit after income tax and minority interests						511

As at 31 March 2006	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment Assets	52,076	30,109	11,182	4,105	2,573	100,045
Segment Liabilities	25,921	59,777	7,297	1,015	1,086	95,096
Other Segment Disclosure						
- Managed funds[(2)]	2,221	-	437	34,507	-	37,165

[(1)] Excludes bad and doubtful debts expense and goodwill impairment.
[(2)] The Group's managed funds activities are principally through Asgard Wealth Solutions, Advance Asset Management and St.George Wealth Management. The Group's managed funds comprise funds under management, funds under administration and funds under advice.

Note 15: Segmental Reporting

For the half-year ended 30 September 2005	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	536	199	136	34	-	905
Non-interest income	182	140	48	131	-	501
Individually significant items	-	-	-	-	-	-
Total segment revenue	718	339	184	165	-	1,406
Segment expense						
Bad and doubtful debts	34	11	4	3	-	52
Operating expenses						
- Other provisions	15	13	5	7	-	40
- Depreciation	26	4	4	-	-	34
- Deferred expenditure amortisation	15	1	2	1	-	19
- Other expenses	308	105	70	80	-	563
Total operating expenses	364	123	81	88	-	656
Individually significant item	-	-	-	-	16	16
Goodwill impairment	-	-	-	-	-	-
Total segment expenses	398	134	85	91	16	724
Share of profit of investment in associates	-	-	-	-	-	-
Profit/(loss) before income tax expense	320	205	99	74	(16)	682
Expense to income ratio [1]	50.7%	36.3%	44.0%	53.3%		
Income tax expense						197
Profit after income tax						485
Minority interests						(2)
Profit after income tax and minority interests						487

As at 30 September 2005	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment Assets	49,262	26,530	10,441	3,806	2,320	92,359
Segment Liabilities	25,256	53,307	6,785	1,027	597	86,972
Other Segment Disclosure						
- Managed funds [2]	2,004	-	438	30,200	-	32,642

Note 15: Segmental Reporting

For the half-year ended 31 March 2005	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	525	210	131	30	-	896
Non-interest income	184	118	42	127	-	471
Individually significant items	-	-	-	-	16	16
Total segment revenue	709	328	173	157	16	1,383
Segment expense						
Bad and doubtful debts	34	18	5	1	-	58
Operating expenses						
- Other provisions	9	12	3	6	-	30
- Depreciation	24	3	5	1	-	33
- Deferred expenditure amortisation	15	2	2	-	-	19
- Other expenses	296	97	68	77	-	538
Total operating expenses	344	114	78	84	-	620
Individually significant item	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	4	4
Total segment expenses	378	132	83	85	4	682
Share of profit of investment in associates	-	(3)	-	-	-	(3)
Profit/(loss) before income tax expense	331	199	90	72	12	704
Expense to income ratio [(1)]	48.5%	34.8%	45.1%	53.5%		
Income tax expense						216
Profit after income tax						488
Minority interests						(3)
Profit after income tax and minority interests						491

As at 31 March 2005	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment Assets	46,489	25,825	9,666	3,566	2,268	87,814
Segment Liabilities	24,110	50,567	6,347	886	698	82,608
Other Segment Disclosure						
- Managed funds [(2)]	1,989	-	394	25,429	-	27,812

(b) Geographical Segments

The Group operates predominantly in Australia.

Note 16: Contingent Liabilities

There have been no significant changes in contingent liabilities from those disclosed in the 30 September 2005 Full Financial Report.

Note 17: Explanation of transition to AIFRS

As stated in Note 1(a), these are the Group's first consolidated interim financial statements for part of the period covered by the first AIFRS annual consolidated financial statements prepared in accordance with AIFRS.

The accounting policies set out in Note 1 have been applied in preparing the financial statements for the half-year ended 31 March 2006, the comparative information presented in these financial statements for the half-years ended 31 March 2005 and 30 September 2005 and in the preparation of an opening AIFRS balance sheet at 1 October 2004 (the Group's date of transition).

As noted in Note 1(b), comparative figures and the opening AIFRS balance sheet at 1 October 2004 have been prepared in accordance with AIFRS, except for the adoption of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.

These standards have not been applied against comparative information in line with the exemption provided by AASB 1.

In preparing its opening AIFRS balance sheet and comparative period results, the Group has adjusted amounts reported previously in financial statements prepared in accordance with the previous basis of accounting (Australian GAAP). An explanation of how the transition from previous GAAP to AIFRS has affected the Group's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Explanation of AIFRS Transition Adjustments

In explaining the impact of adopting AIFRS, adjustments have been categorised into reclassifications of existing assets, liabilities and equity, consolidation of new entities into the Group and the recognition of new items in the income statement and balance sheet.

The following reconciliations of AIFRS impacts have been provided:

Income statement	Balance sheet
Half-year ended 31 March 2005	1 October 2004
	31 March 2005
Half-year ended 30 September 2005	30 September 2005
	1 October 2005

Note 17: Explanation of transition to AIFRS

In accordance with the exemption available under AASB 1, comparative information has not been restated under AASB 132 and AASB 139. Accordingly, AIFRS adjustments relating to these standards have only been included in the 1 October 2005 balance sheet reconciliation.

(i) Reclassifications

In accordance with AIFRS disclosure requirements, assets and liabilities reported under previous GAAP have been reclassified.

Significant items reclassified for periods prior to 1 October 2005 include:

- Deferred computer software expenditure has been reclassified from other assets to intangible assets (refer note (ix)).
- Deferred tax assets and liabilities have been separately identified within the balance sheet (refer note (vii)).

Significant items reclassified from 1 October 2005 include:

- Derivative assets and liabilities recognised under previous GAAP have been reclassified from other assets and other liabilities to derivative assets and derivative liabilities respectively (refer note (xii)).
- Trading assets and part of other investments have been reclassified to assets at fair value through the income statement (refer note (xiv)).
- Investment securities and part of other investments have been reclassified to available for sale investments (refer note (xiv)).
- Deferred origination costs previously recognised within other assets have been reclassified to loans and other receivables (refer note (xi)).
- Reclassification of Depositary Capital Securities included within minority interests under previous GAAP to liabilities at fair value through the income statement (refer note (x)).
- Reclassification of Preferred Resetting Yield Marketable Equity Securities included within shareholders' equity under previous GAAP to bonds and notes (refer note (x)).
- Reclassification of income earned from other income to interest income (refer note (xvi)).

Note 17: Explanation of transition to AIFRS

(ii) Consolidation

AIFRS has resulted in the consolidation of both St.George's securitised assets and certain asset-backed conduit vehicles. The consolidation of these vehicles from 1 October 2004 results in a "gross-up" of the balance sheet and income statement, however there is no significant impact on profit or shareholders' equity.

(iii) Recognition and measurement

AIFRS has required a change from previous GAAP recognition and measurement practices for both income statement and balance sheet items.

Significant items for periods prior to 1 October 2005 include:

- Goodwill is no longer amortised, instead being subject to an annual assessment for impairment.
- The fair value of equity instruments granted to employees after 7 November 2002 which are unvested at 1 January 2005 is recognised as an expense over the vesting period.
- Leveraged lease income is recognised over the lease term on an effective pre-tax yield basis.
- Land and buildings are recognised at deemed cost, with the previous asset revaluation reserve transferred to retained earnings and the recognition of a deferred tax liability.
- The defined benefit plan deficit is recognised as a liability.
- Certain items previously included within deferred expenditure are no longer eligible for recognition within intangible assets and have been written off.
- Income tax deferred assets and liabilities are recognised based upon a "balance sheet approach".

Significant items for periods from 1 October 2005 include:

- Share issue and redemption costs relating to the PRYMES are included in the measurement value of the liabilities.
- Certain fees previously recognised as income are deferred and recognised on an effective yield basis.
- All derivatives are recognised at fair value, with hedge accounting applied in circumstances where strict criteria are satisfied.
- Loan provisioning methodologies have changed, resulting in the write back of general provisions under previous GAAP and the recognition of AIFRS collective provisions.
- Financial instruments have been recognised as available for sale investments at fair value with changes in fair value recognised in an equity reserve.
- Depositary Capital Securities and related derivatives are fair valued through the income statement.

Note 17: Explanation of transition to AIFRS

Income statement reconciliation

The following tables reconcile comparative income statement figures from AGAAP to AIFRS.

	Half year ended 31 March 2005				
		AIFRS Transition adjustments (1)			
	AGAAP Group $M	Consolidation $M	Recognition and measurement $M	Total AIFRS transition $M	AIFRS Group $M
Interest income	2,263	377	-	377	**2,640**
Interest expense	1,412	332	-	332	**1,744**
Net interest income	851	45 (iii)	-	45	**896**
Other income	533	(46) (iii)	-	(46)	**487**
Total ordinary income	1,384	(1)	-	(1)	**1,383**
Bad and doubtful debts expense	58			-	**58**
Operating expenses	614	(1) (iii)	7 (ii)	6	**620**
Share of net profit of equity accounted associates	3	-	-	-	**3**
Goodwill amortisation and write-off	55	-	(51) (i)	(51)	**4**
Profit from ordinary activities before income tax	**660**	-	**44**	**44**	**704**
Income tax expense	216	-	-	-	**216**
Profit from ordinary activities after income tax	**444**	-	**44**	**44**	**488**
Attributable to:					
Minority interests	(3)	-	-	-	**(3)**
Equity holders	447	-	44	44	**491**

(1) Further explanation of AIFRS transition impacts is set out on pages 58 to 65

	Half year ended 30 September 2005				
		AIFRS Transition adjustments (1)			
	AGAAP Group $M	Consolidation $M	Recognition and measurement $M	Total AIFRS transition $M	AIFRS Group $M
Interest income	2,423	442	-	442	2,865
Interest expense	1,567	393	-	393	1,960
Net interest income	856	49 (iii)	-	49	905
Other income	551	(50) (iii)		(50)	501
Total ordinary income	1,407	(1)	-	(1)	1,406
Bad and doubtful debts expense	52	-	-	-	52
Operating expenses	665	(1) (iii)	8 (ii),(v)	7	672
Share of net profit of equity accounted associates	-	-	-	-	-
Goodwill amortisation and write-off	50	-	(50) (i)	(50)	-
Profit from ordinary activities before income tax	**640**	-	**42**	**42**	**682**
Income tax expense	198	-	(1) (v)	(1)	197
Profit from ordinary activities after income tax	**442**	-	**43**	**43**	**485**
Attributable to:					
Minority interests	(2)			-	(2)
Equity holders	444	-	43	43	487

(1) Further explanation of AIFRS transition impacts is set out on pages 58 to 65

Note 17: Explanation of transition to AIFRS

Balance sheet reconciliation

	1 October 2004							
		AIFRS Transition adjustments [1]						
	AGAAP Group $M	Re-classification $M		Consolidation $M	Recognition and measurement $M		Total AIFRS transition $M	AIFRS Group $M
ASSETS								
Cash and liquid assets	1,180						-	1,180
Receivables from other financial institutions	371			631			631	1,002
Assets at fair value through income statement	5,200						-	5,200
Investment securities	415			1,022			1,022	1,437
Loans and other receivables	54,782			10,552	(13)	(iv)	10,539	65,321
Bank acceptances of customers	5,132						-	5,132
Investments in associated companies	2						-	2
Other investments	76			(22)			(22)	54
Property, plant and equipment	472						-	472
Intangible assets	1,165	103	(ix)		(3)	(ix)	100	1,265
Deferred tax assets	86				2	(vi)	2	88
Other assets	1,079	(103)	(ix)	(50)			(153)	926
Total assets	**69,960**	**-**		**12,133**	**(14)**		**12,119**	**82,079**
LIABILITIES								
Deposits and other borrowings	46,083			1,049			1,049	47,132
Payables to other financial institutions	758						-	758
Bank acceptances	5,132						-	5,132
Provision for dividends	12						-	12
Income tax liability	365	(365)					(365)	-
Current tax liability	-	154					154	154
Deferred tax liability	-	211			22	(iv),(v) (vii),(ix)	233	233
Other provisions	106						-	106
Bonds and notes	9,769			10,347			10,347	20,116
Loan capital	1,619						-	1,619
Bills payable and other liabilities	1,087			737	5	(vi)	742	1,829
Total liabilities	**64,931**	**-**		**12,133**	**27**		**12,160**	**77,091**
Net assets	**5,029**	**-**		**-**	**(41)**		**(41)**	**4,988**
SHAREHOLDERS' EQUITY								
Share capital	3,964						-	3,964
Reserves	87				(79)	(ii),(v)	(79)	8
Retained profits	619				38	(ii),(iv),(v) (vi),(vii),(ix)	38	657
Shareholders' equity attributable to members of the Bank	4,670	-		-	(41)		(41)	4,629
Minority interests in controlled entities	359						-	359
Total shareholders' equity	**5,029**	**-**		**-**	**(41)**		**(41)**	**4,988**

(1) Further explanation of AIFRS transition impacts is set out on pages 58 to 65.

Note 17: Explanation of transition to AIFRS

Balance sheet reconciliation

	31 March 2005							
		AIFRS Transition adjustments [1]						
	AGAAP Group $M	Re-classification $M		Consolidation $M	Recognition and measurement $M		Total AIFRS transition $M	AIFRS Group $M
ASSETS								
Cash and liquid assets	1,191						-	1,191
Receivables from other financial institutions	279			459			459	738
Assets at fair value through income statement	6,365			260			260	6,625
Investment securities	522			1,119			1,119	1,641
Loans and other receivables	57,450			11,674	(13)	(iv)	11,661	69,111
Bank acceptances of customers	5,419						-	5,419
Investments in associated companies	3						-	3
Other investments	73			(22)			(22)	51
Property, plant and equipment	456						-	456
Intangible assets	1,110	99	(ix)		48	(i),(ix)	147	1,257
Deferred tax assets	81				2	(vi)	2	83
Other assets	1,391	(99)	(ix)	(53)			(152)	1,239
Total assets	**74,340**	**-**		**13,437**	**37**		**13,474**	**87,814**
LIABILITIES								
Deposits and other borrowings	48,383			1,142			1,142	49,525
Payables to other financial institutions	992						-	992
Bank acceptances	5,419						-	5,419
Provision for dividends	11						-	11
Income tax liability	337	(337)					(337)	-
Current tax liability	-	136					136	136
Deferred tax liability	-	201			22	(iv),(v) (vii),(ix)	223	223
Other provisions	97						-	97
Bonds and notes	10,602			11,329			11,329	21,931
Loan capital	1,963						-	1,963
Bills payable and other liabilities	1,340			966	5	(vi)	971	2,311
Total liabilities	**69,144**	**-**		**13,437**	**27**		**13,464**	**82,608**
Net assets	**5,196**	**-**		**-**	**10**		**10**	**5,206**
SHAREHOLDERS' EQUITY								
Share capital	4,040						-	4,040
Reserves	86				(72)	(ii),(v)	(72)	14
Retained profits	716				82	(i),(ii),(iv),(v) (vi),(vii),(ix)	82	798
Shareholders' equity attributable to members of the Bank	4,842	-		-	10		10	4,852
Minority interests in controlled entities	354						-	354
Total shareholders' equity	**5,196**	**-**		**-**	**10**		**10**	**5,206**

(1) Further explanation of AIFRS transition impacts is set out on pages 58 to 65.

Note 17: Explanation of transition to AIFRS

Balance sheet reconciliation

	30 September 2005							
		AIFRS Transition adjustments [1]						
	AGAAP Group $M	Re-classification $M		Consolidation $M	Recognition and measurement $M		Total AIFRS transition $M	AIFRS Group $M
ASSETS								
Cash and liquid assets	1,184						-	1,184
Receivables from other financial institutions	529			582			582	1,111
Assets at fair value through income statement	6,295			(288)			(288)	6,007
Investment securities	18			1,131			1,131	1,149
Loans and other receivables	59,687			13,275	(13)	(iv)	13,262	72,949
Bank acceptances of customers	7,098						-	7,098
Investments in associated companies	-						-	-
Other investments	67			(22)			(22)	45
Property, plant and equipment	459				(7)	(v)	(7)	452
Intangible assets	1,060	110	(ix)		98	(i),(ix)	208	1,268
Deferred tax assets	91				2	(vi)	2	93
Other assets	1,101	(110)	(ix)	12			(98)	1,003
Total assets	**77,589**	**-**		**14,690**	**80**		**14,770**	**92,359**
LIABILITIES								
Deposits and other borrowings	48,149			1,026			1,026	49,175
Payables to other financial institutions	91						-	91
Bank acceptances	7,098						-	7,098
Provision for dividends	12						-	12
Income tax liability	353	(353)					(353)	-
Current tax liability	-	157					157	157
Deferred tax liability	-	196			21	(iv),(v) (vii),(ix)	217	217
Other provisions	109						-	109
Bonds and notes	13,139			12,779			12,779	25,918
Loan capital	1,956						-	1,956
Bills payable and other liabilities	1,349			885	5	(vi)	890	2,239
Total liabilities	**72,256**	**-**		**14,690**	**26**		**14,716**	**86,972**
Net assets	**5,333**	**-**		**-**	**54**		**54**	**5,387**
SHAREHOLDERS' EQUITY								
Share capital	4,105						-	4,105
Reserves	94				(71)	(ii),(v)	(71)	23
Retained profits	781				125	(i),(ii),(iv),(v) (vi),(vii),(ix)	125	906
Shareholders' equity attributable to members of the Bank	4,980	-		-	54		54	5,034
Minority interests in controlled entities	353						-	353
Total shareholders' equity	**5,333**	**-**		**-**	**54**		**54**	**5,387**

(1) Further explanation of AIFRS transition impacts is set out on pages 58 to 65.

Note 17: Explanation of transition to AIFRS

Balance sheet reconciliation

	1 October 2005						
			AIFRS Transition adjustments (2)				
	AGAAP Group $M	Total AIFRS adjustments (1) $M	Re-classification $M	Recognition and measurement $M		Total AIFRS transition $M	AIFRS Group $M
ASSETS							
Cash and liquid assets	1,184	-				-	1,184
Receivables from other financial institutions	529	582				582	1,111
Assets at fair value through income statement	6,295	(288)	(1,313)	(2)	(xiv)	(1,603)	4,692
Derivative assets	-		368	99	(xii)	467	467
Available for sale investments	-		1,170	7	(xiv)	1,177	1,177
Investment securities	18	1,131	(1,149)			(18)	-
Loans and other receivables	59,687	13,262	73	(113)	(xi),(xiii)	13,222	72,909
Bank acceptances of customers	7,098	-	1,337	(29)	(xvi)	1,308	8,406
Investments in associated companies	-	-				-	-
Other investments	67	(22)	(45)			(67)	-
Property, plant and equipment	459	(7)				(7)	452
Intangible assets	1,060	208				208	1,268
Deferred tax assets	91	2		155	(xi),(xii),(xiii) (x),(xvi)	157	248
Other assets	1,101	(98)	(441)	(3)	(x),(xii)	(542)	559
Total assets	**77,589**	**14,770**	**-**	**114**		**14,884**	**92,473**
LIABILITIES							
Deposits and other borrowings	48,149	1,026				1,026	49,175
Payables to other financial institutions	91	-				-	91
Liabilities at fair value through the income statement	-		382	17	(x)	399	399
Derivative liabilities	-		1,558	109	(xii)	1,667	1,667
Bank acceptances	7,098	-		(28)	(xvi)	(28)	7,070
Provision for dividends	12	-				-	12
Income tax liability	353	(353)				(353)	-
Current tax liability	-	157				157	157
Deferred tax liabilities	-	217		47	(xi),(xii) (xiv),(xvi)	264	264
Other provisions	109	-				-	109
Bonds and notes	13,139	12,779	293	12	(x),(xii)	13,084	26,223
Loan capital	1,956	-				-	1,956
Bills payable and other liabilities	1,349	890	(1,608)	34	(xii)	(684)	665
Total liabilities	**72,256**	**14,716**	**625**	**191**		**15,532**	**87,788**
Net assets	**5,333**	**54**	**(625)**	**(77)**		**(648)**	**4,685**
SHAREHOLDERS' EQUITY							
Share capital	4,105	-	(291)			(291)	3,814
Reserves	94	(71)		54	(xii) (xiii),(xiv)	(17)	77
Retained profits	781	125		(131)	(xi),(xiii) (x),(xii),(xiv)	(6)	775
Shareholders' equity attributable to members of the Bank	4,980	54	(291)	(77)		(314)	4,666
Minority interests in controlled entities	353	-	(334)			(334)	19
Total shareholders' equity	**5,333**	**54**	**(625)**	**(77)**		**(648)**	**4,685**

(1) Represents the AIFRS impact as at 30 September 2005 of the application of all AIFRS standards except AASB 132 and 139 from 1 October 2004.
(2) Represents AIFRS transition impacts for AASB 132 and 139 which have been adjusted as at 1 October 2005 (these are explained on pages 61 to 65).

Note 17: Explanation of transition to AIFRS

Reconciliation of Shareholders' Equity

The following table summarises the AIFRS transition impact on the components of shareholders' equity at each balance date shown.

			Income statement for half year ended			
	Note	1 Oct 2004 $M	31 March 2005 $M	30 Sept 2005 $M	1 Oct 2005 $M	Total $M
RETAINED EARNINGS						
AIFRS transition adjustments:						
Goodwill	(i)	-	51	50	-	101
Share based payments	(ii)	(4)	(7)	(6)	-	(17)
Leveraged leases	(iv)	(9)	-	-	-	(9)
Land and buildings	(v)	54	-	(1)	-	53
Employee benefits	(vi)	(3)	-	-	-	(3)
Income tax	(vii)	2	-	-	-	2
Intangibles	(ix)	(2)	-	-	-	(2)
Hybrid financial instruments	(x)	-	-	-	(28)	(28)
Transaction fees and costs	(xi)	-	-	-	(86)	(86)
Hedging	(xii)	-	-	-	(20)	(20)
Loan provisioning	(xiii)	-	-	-	73	73
Loan provisioning	(xiii)	-	-	-	(68)	(68)
Financial instruments	(xiv)				(2)	(2)
		38	44	43	(131)	(6)
SHARE CAPITAL						
AIFRS transition adjustments:						
Hybrid financial instruments	(x)	-	-	-	(291)	(291)
		-	-	-	(291)	(291)
OTHER RESERVES						
AIFRS transition adjustments:						
Share based payments	(ii)	4	7	6	-	17
Property, plant and equipment	(v)	(83)	-	(5)	-	(88)
Hedging	(xii)				(19)	(19)
Financial instruments	(xiv)	-	-	-	5	5
General reserve for credit losses	(xiii)	-	-	-	68	68
		(79)	7	1	54	(17)
Total AIFRS adjustments to equity attributable to members of the Bank		**(41)**	**51**	**44**	**(368)**	**(314)**
MINORITY INTERESTS						
AIFRS transition adjustments:						
Hybrid financial instruments	(x)	-	-	-	(334)	(334)
		-	-	-	(334)	(334)

Note 17: Explanation of transition to AIFRS

AIFRS impacts from 1 October 2004

(i) Goodwill

In accordance with the election available under AASB 1, the Group has not restated any business combinations that occurred prior to 1 October 2004.

Goodwill is recognised under AIFRS at cost less accumulated amortisation as at 1 October 2004 and is subject to an annual assessment for impairment. If there is any goodwill impairment, it will be recognised immediately in the income statement. There is no goodwill impairment in existence as at 1 October 2004 or 30 September 2005.

Goodwill will no longer be subject to periodic amortisation and the goodwill amortisation charge recognised under previous GAAP has been reversed. This has resulted in an increase in profit after tax of $51 million for the half-year to 31 March 2005 and $50 million for the half-year to 30 September 2005. In addition, the carrying amount of goodwill has been increased by $51 million as at 31 March 2005 and $101 million as at 30 September 2005.

(ii) Share based compensation

The Group did not recognise an expense in relation to its employee share and options schemes under previous GAAP. Following transition to AIFRS, the fair value of equity instruments granted to employees has been calculated and recognised as an expense through amortisation over the relevant vesting period, adjusted for the expected and actual level of vesting for non-market related vesting conditions.

In accordance with the election available under AASB 1, the Group has only applied the AASB 2 "Share-based Payment" to equity instruments granted after 7 November 2002 that vested after 1 January 2005.

Upon transition to AIFRS, a reduction of $4 million to retained earnings at 1 October 2004 was recognised, representing the expensing of employee equity grants over the vesting period to this date. In addition, an expense of $7 million was recognised to restate the result for the half-year to 31 March 2005 and $6 million for the half-year to 30 September 2005. In conjunction with the recognition of an expense for employee equity grants, a corresponding increase is recognised within an equity compensation reserve.

(iii) Consolidation

AIFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle as part of securitisation transactions. Existing securitisations, both of St.George's assets and assets held in asset-backed conduit vehicles, had not been consolidated within the St.George Group under previous GAAP. However, under AIFRS the Group is considered to control these special purpose vehicles and therefore is required to consolidate these entities.

The new AIFRS consolidation requirements have resulted in a gross-up of assets and liabilities within the balance sheet as at 1 October 2004 of $11.1 billion (31 March 2005: $12.3 billion; 30 September 2005: $13.6 billion) in relation to the securitisation of St.George's assets and $1.0 billion (31 March 2005: $1.1 billion; 30 September 2005: $1.1 billion) in relation to asset-backed conduit vehicles.

Note 17: Explanation of transition to AIFRS

AIFRS impacts from 1 October 2004

The consolidation of these vehicles has no net profit impact however, it does result in a reclassification of items within the income statement. For the half-year ended 31 March 2005, net interest income increases by $45 million, non-interest income decreases by $46 million and operating expenses decrease by $1 million. For the half-year ended 30 September 2005, net interest income increases by $49 million, non-interest income decreases by $50 million and operating expenses decrease by $1 million.

In addition, certain asset-backed conduit vehicle assets recognised upon consolidation are classified as available for sale investments, with movements in their fair value recognised in an available for sale reserve within equity from 1 October 2005.

(iv) Leveraged leases

Income from leveraged leases was recognised under previous GAAP progressively over the lease term on an effective yield after tax basis, with related upfront fee income recognised upon receipt.

Under AIFRS, all income on leveraged leases is recognised progressively over the lease term on an effective pre-tax yield basis.

A transitional adjustment was recognised at 1 October 2004 to increase unearned income by $13 million and decrease deferred tax liabilities by $4 million, resulting in a $9 million reduction to retained earnings.

There has been no significant impact on net profit during 2005 as a result of the revised AIFRS income recognition methodology.

(v) Property, Plant and Equipment

The Group recognised land and buildings under previous GAAP at revalued amounts, with revaluation increments and decrements recorded in an asset revaluation and realisation reserve.

In accordance with the election available under AASB 1, the Group has used the revalued amount for land and buildings under previous GAAP as at 1 October 2004 as "deemed cost" under AIFRS. The balance of the asset revaluation and realisation reserve of $83 million at 1 October 2004 has been transferred to opening retained earnings and together with the recognition of a deferred tax liability of $29 million, has resulted in an increase in retained earnings of $54 million. In addition, the movement in the asset revaluation reserve under previous GAAP of $7 million (prior to decrements recognised in the asset revaluation reserve of $2 million) for the half-year to 30 September 2005 has been reversed. At 30 September 2005, this resulted in a decrease in land and buildings of $7 million, a decrease in the asset revaluation and realisation reserve of $5 million and a decrease in retained earnings of $2 million due to the recognition of an impairment loss on land and buildings, as discussed below.

The previous GAAP results for the half-year to 30 September 2005 has been reduced by $1 million after tax under AIFRS, reflecting the combined impact of the recognition of land and buildings impairment that was not reflected in the previous GAAP Statements of Financial Performance but was recognised in an asset revaluation reserve of $2 million and the reversal of a deferred tax liability of $1 million on buildings sold during 2005.

Note 17: Explanation of transition to AIFRS

AIFRS impacts from 1 October 2004

(vi) Employee benefits

The Group did not recognise an asset or liability in its balance sheet for the net position of the defined benefit superannuation scheme sponsored by the Group.

On adoption of AIFRS, a deficit of $5 million within the Group's defined benefit plan was recognised as a liability, together with a $2 million increase in deferred tax assets and a decrease in opening retained earnings at 1 October 2004 of $3 million.

The revised AASB 119 (issued in December 2004) permits a number of options for recognising actuarial gains and losses on an ongoing basis. The Group has adopted the revised AASB119 and has elected to apply the option to recognise actuarial gains and losses directly in retained earnings.

(vii) Income tax

Upon transition to AIFRS, the Group has changed from the liability method to a "balance sheet approach" to tax effect accounting that requires deferred tax balances to be recognised where there is a difference between the carrying value of an asset/liability and its tax base. In addition, under AIFRS the tax effect follows the underlying transaction and hence can be recognised in equity or as an income tax expense.

The tax adjustments to deferred tax assets and liabilities that arise on transition to other AIFRS standards as at 1 October 2004, comprise an increase of $2 million in deferred tax assets associated with the defined benefit superannuation deficit, a decrease in deferred tax liabilities of $1 million associated with the write-off of intangible assets relating to capitalised software, an increase of $29 million in deferred tax liabilities representing the tax effect of the balance of the asset revaluation reserve transferred to opening retained earnings and a decrease of $4 million in deferred tax liabilities relating to the change in revenue recognition for leveraged leases. The nature of these adjustments is further explained above.

In addition, a net transitional adjustment decrease to deferred tax liabilities of $2 million and a $2 million increase to opening retained earnings at 1 October 2004 arises from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach for items not previously required to be recognised. This represents the tax effect of tax and accounting carrying value base differences on buildings of $8 million.

Deferred tax assets have been separately recognised on the face of the balance sheet, resulting in a decrease in other assets of $86 million at 1 October 2004, $81 million at 31 March 2005 and $91 million at 30 September 2005. Current and deferred tax liabilities, previously recognised within income tax liability, have been separately recognised on the face of the balance sheet.

(viii) Life insurance accounting

On transition to AIFRS, the asset representing the Excess of Net Market Value over Net Assets (EMVONA) of a life insurance entity's controlled entities can no longer be recognised. As the Group's life insurance entity did not recognise any EMVONA, this requirement has had no impact.

Note 17: Explanation of transition to AIFRS

AIFRS impacts from 1 October 2004

(ix) Intangible assets

On transition to AIFRS, certain items previously included within deferred expenditure are no longer eligible for recognition within intangible assets and have been written off. As at 1 October 2004, this resulted in a reduction in intangible assets of $3 million, a reduction in deferred tax liabilities of $1 million and a decrease to retained earnings of $2 million.

In addition, the Group's deferred expenditure has been reclassified to intangible assets, resulting in a decrease in other assets and a corresponding increase in intangible assets of $103 million at 1 October 2004, $99 million at 31 March 2005 and $110 million at 30 September 2005.

AIFRS impacts from 1 October 2005

(x) Hybrid financial instruments

PRYMES and DCS, which were classified as equity under previous GAAP, are reclassified as debt under AIFRS. This resulted in a $625 million decrease in shareholders' equity on transition. The dividends payable (where applicable) on these instruments are classified as interest expense under AIFRS. The SAINTS and the Perpetual Notes will continue to be classified as equity under AIFRS.

The DCS include a number of embedded derivatives that are required under AIFRS to be carried at fair value. The Group has elected to measure the DCS from 1 October 2005 at fair value to the income statement in accordance with the available alternative in AASB 139, resulting in all changes in fair value of the DCS and its embedded derivatives being recognised in the income statement. The impact on the income statement will be partially offset by the fair value recognition on the balance sheet of the derivative that was entered into at the time of the issue of the DCS, whose changes in fair value are also recognised within the income statement. At 1 October 2005, a fair value adjustment to increase the DCS liability by $17 million was recognised together with a deferred tax asset of $5 million, resulting in the reduction in retained earnings of $12 million. In addition, $48 million of associated derivative liabilities and distribution provisions have been reclassified from other liabilities to liabilities at fair value through the income statement.

Share issue costs relating to PRYMES have been netted against the proceeds from the issue of these securities and classified as equity under previous GAAP. Under AIFRS, share issue costs are deferred and recognised as an adjustment to the yield of the instrument. At 1 October 2005, $15 million of share issue costs and a redemption premium have been recognised as a reduction to opening retained earnings. In addition, the amounts payable to holders of the PRYMES of $2 million have been reclassified and included within the underlying liability balance.

Share issue costs relating to the DCS had been deferred and amortised under previous GAAP. Following the election to recognise the DCS under the fair value option, the remaining balance of deferred costs have been recognised as a reduction to retained earnings of $1 million at 1 October 2005.

Note 17: Explanation of transition to AIFRS

AIFRS impacts from 1 October 2005

(xi) Transaction fees and costs

AIFRS requires fee income that is integral to an instrument to be recognised as an adjustment to the yield of that instrument. AIFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received. The Group deferred and amortised certain home loan broker origination costs under previous GAAP.

On transition, certain fees previously recognised as income, have been deferred in the balance sheet with a corresponding adjustment to retained earnings. This adjustment on transition at 1 October 2005 has resulted in a decrease in loans and receivables of $122 million, an increase in deferred tax assets of $42 million, an increase in deferred tax liabilities of $6 million, and a reduction in retained earnings of $86 million.

In addition, deferred origination costs recognised within other assets under previous GAAP of $73 million have been reclassified within loans and other receivables from 1 October 2005.

The classification of certain fee income and loan origination costs that are integral to the yield of an instrument will change from non-interest income under previous GAAP to interest income under AIFRS.

(xii) Derivatives and hedging

Under AIFRS, all derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value in St.George's balance sheet, with a corresponding entry to the income statement or an equity reserve. Under previous GAAP, St.George recognised trading derivatives on a mark to market basis on balance sheet and hedging derivatives on an accruals basis.

AIFRS introduces new requirements in relation to the application of hedge accounting for derivative contracts. Amongst those requirements, hedging instruments must satisfy hedge effectiveness tests.

To the extent hedges are considered ineffective, AIFRS requires such ineffectiveness to be reflected in the income statement. Where ineffectiveness is outside the prescribed range, AASB 139 precludes the use of hedge accounting, which may result in volatility in the income statement. St.George has adopted cash flow hedging and a combination of fair value and cash flow hedging methods in respect of its interest rate and currency hedges respectively. To the extent the fair value hedges are effective, this fair value movement of the derivative instrument will largely offset the movement in the fair value of the underlying hedged item for the risks hedged, which will also be recorded in the income statement. To the extent that cash flow hedges are effective, the fair value movements in derivative instruments will be taken to equity rather than the income statement.

Certain derivatives used to manage short-term balance sheet structural interest rate risks in the banking book will not be eligible for hedge accounting such as Overnight Index Swaps and Forward Rate Agreements. To the extent these and any other non-trading derivatives do not qualify for hedge relationships, additional volatility will arise.

Note 17: Explanation of transition to AIFRS

AIFRS impacts from 1 October 2005

On transition at 1 October 2005, derivative assets of $368 million have been reclassified from other assets and separately recognised and derivative liabilities of $1.558 billion have been reclassified from other liabilities and separately recognised. In addition, the recognition of all derivatives at fair value, together with the application of fair value and cash flow hedging, resulted in an increase in derivative assets and derivative liabilities of $99 million and $109 million respectively, an increase in deferred tax assets and liabilities of $35 million and $31 million respectively, a hedge fair value adjustment reducing bonds and notes by $3 million, a decrease of other assets of $2 million and an increase in other liabilities of $34 million. This has resulted in a decrease in retained earnings of $20 million and the recognition of a cash flow hedging reserve of $19 million after tax.

(xiii) Loan provisioning

AIFRS adopts an approach known as "incurred losses" for loan provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for loans that are known to be impaired. The estimated cash flows on these impaired loans are then discounted to their present value to determine their recoverable amount and the associated provision. As this discount unwinds, there is a resulting recognition of interest in the income statement during the period between recognition of impairment and recovery of the written down amount.

Loans found not to be individually impaired are placed into pools of similar assets with similar risks characteristics to be collectively assessed for impairment. A collective impairment provision may be required where impairment events have occurred but these events cannot be attributed to individual exposures at the reporting date. The collective impairment loss is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The general provision under previous GAAP, based on 0.5% of risk weighted assets, together with certain portfolio provisions on retail loans, have been written back against retained earnings and replaced by a provision based on collective assessment in accordance with AIFRS that has been tax effected. Specific provisions will continue but will be measured based on AIFRS requirements.

A portion of the specific provision of $35 million, an associated deferred tax asset of $10 million, and the general provision of $219 million, which was recognised under previous GAAP, has been reversed to retained earnings. This has resulted in an increase in retained earnings of $244 million.

In accordance with the requirements of AASB 139, a collective provision of $245 million together with a deferred tax asset of $74 million has been recognised under AIFRS. This has resulted in a decrease in retained earnings of $171 million.

The difference between the after tax equivalent of the former AGAAP general provision (based on 0.5% of risk weighted assets) and the after tax equivalent of the collective provision has been appropriated from retained earnings to a general reserve for credit losses at 1 October 2005. This has resulted in a $68 million increase in the general reserve for credit losses and a corresponding decrease in retained earnings. This decrease in retained earnings offsets a net increase in retained earnings of $73 million, which resulted from the write back of AGAAP loan provisions, and the recognition of AIFRS loan provisions.

Note 17: Explanation of transition to AIFRS

AIFRS impacts from 1 October 2005

(xiv) Financial instruments

Financial assets carried at net fair value and amortised cost under previous GAAP, have been reclassified to assets at fair value through the income statement, with unrealised changes in fair value recognised within the income statement. Included within the reclassification of these securities are trading assets of $6,295 million and other investments of $24 million as at 1 October 2005.

The use of quoted bid prices in the calculation of the fair value of trading securities has, on transition at 1 October 2005, resulted in a decrease in assets at fair value through the income statement and a corresponding decrease in retained earnings of $2 million.

Financial assets carried at amortised cost under previous GAAP, have been reclassified under AIFRS to Available for Sale (AFS) securities, with unrealised changes in fair value recognised within an equity reserve. Included within the reclassification of these securities are investment securities of $1,149 million and other investments of $21 million as at 1 October 2005. On transition at 1 October 2005, this has resulted in an increase in available for sale investments of $7 million, the recognition of a deferred tax liability of $2 million, and the recognition of an AFS equity reserve of $5 million.

(xv) Income tax

Additional tax effects have arisen in respect of the 1 October 2005 AIFRS transitional adjustments. The recognition of the Depositary Capital Securities (DCS) at fair value will result in an increase of $5 million in deferred tax assets. The deferral of transaction fees and costs will result in an increase in deferred tax assets of $42 million and deferred tax liabilities of $6 million. The recognition of hedging derivatives and existing hedging derivatives not eligible for AIFRS hedge accounting will result in the recognition of deferred tax assets of $35 million and an increase in deferred tax liabilities of $31 million. The recognition of assets and liabilities at fair value will give rise to the recognition of a deferred tax liability of $2 million for available for sale investments. The write back of loan provisions under previous GAAP and recognition of AIFRS collective loan provisions will result in an increase in deferred tax assets of $64 million. The restatement of the bank acceptance assets and liabilities to an amortised cost basis has resulted in a $9 million increase in deferred tax assets and a $8 million increase in deferred tax liabilities.

Note 17: Explanation of transition to AIFRS

AIFRS impacts from 1 October 2005

(xvi) Bank acceptances

Under previous GAAP, the Group accepted and discounted bills for customers, classifying these within trading securities at their market value. Upon their "on-sale", customer discounted bills were reclassified to bank acceptance assets and recognised at their face value. A corresponding liability was recognised representing the Group's obligation to the holder of the on-sold bill. Interest income on discounted bills was recognised within interest income and bill acceptance fee income recognised within other income.

Under the recognition requirements of AASB 139, all bank accepted bills (including both discounted and "on-sold" bills) and the associated liability for on-sold bills are recognised at amortised cost, with interest income and expense recognised using the effective yield methodology. Fee income on bill acceptances is recognised on an effective yield basis within interest income.

At 1 October 2005, the bank accepted and discounted bills recognised within trading securities of $1,337 million under previous GAAP have been reclassified to bank acceptances.

In addition, bank acceptance assets and liabilities have been restated to an amortised cost basis. As at 1 October 2005, this has resulted in a decrease in the bank acceptance asset of $29 million, with the recognition of an associated deferred tax asset of $9 million, and a decrease in the bank acceptance liability of $28 million, with the recognition of an associated deferred tax liability of $8 million. There is no significant impact on retained earnings for these adjustments.

Note 18: Events Subsequent to Balance Date

Interim Dividend

On 2 May 2006, the directors declared an interim dividend of 74 cents per ordinary share, amounting to $388 million. This dividend has not been brought to account in the Group's financial statements for the half-year ended 31 March 2006.

In the opinion of the directors of St.George Bank Limited:

1. (a) The financial statements set out on pages 6 to 65, are in accordance with the Corporations Act 2001, including:

    (i) giving a true and fair view of the financial position of the Group as at 31 March 2006 and of its performance as represented by the results of its operations and cash flows for the half-year ended on that date; and

    (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

    (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

2. There are reasonable grounds to believe the Bank and its controlled entities will, as a Group, be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to a Class Order. At the date of this declaration the Bank is within the class of companies affected by Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

J M Thame	G P Kelly
Chairman	Managing Director and Chief Executive Officer

2 May 2006

INDEPENDENT REVIEW REPORT BY EXTERNAL AUDITORS TO THE MEMBERS OF ST.GEORGE BANK LIMITED FOR THE HALF-YEAR ENDED 31 MARCH 2006

SCOPE

We have reviewed the condensed half-year financial report of St.George Bank Limited (the Bank) for the half-year ended 31 March 2006, consisting of the condensed consolidated interim statement of income, balance sheet, statement of recognised income and expense, statement of cash flows, accompanying notes 1 to 18 and the directors' declaration set out on pages 6 to 66. The financial report includes the consolidated financial statements of the Group comprising St.George Bank Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The Bank's directors are responsible for the financial report including the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 *First-Time Adoption of Australian equivalents to International Financial Reporting Standards.*

We have performed an independent review of the half-year financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements and statutory requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the Group's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Bank to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half-year financial report of St.George Bank Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Group's financial position as at 31 March 2006 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

P M Reid
Partner
Sydney
2 May 2006


st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	29
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**INTERIM RESULTS PRESENTATION**
Date Sent:	2 May 2006

I attach slides of a presentation to analysts by St.George Bank's Managing Director, Mrs Gail Kelly (commencing 11:30 am). The presentation is web cast live on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the website.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Interim Results 2006

2 May 2006



Agenda

Result highlights:	**Gail Kelly**
Financial overview:	**Steve McKerihan**
Strategy, business performance and outlook:	**Gail Kelly**



Result Highlights

Gail Kelly
Managing Director



Profit result

	Mar-06	Sep-05	Change %*	Mar-05	Change %^
Profit before significant items					
Statutory AIFRS	$502m	$466m	7.7	$449m	11.8
Full AIFRS	$502m	$443m	13.3	$438m	14.6
Full AIFRS excluding hedging and derivatives	$495m	$448m	10.5	$444m	11.5
Profit after significant items					
Statutory AIFRS	$502m	$455m	10.3	$460m	9.1
Full AIFRS	$502m	$432m	16.2	$449m	11.8
Dividend	74¢	70¢	5.7	67¢	10.4

Percentages *Sep-05 to Mar-06 ^Mar-05 to Mar-06

Key financial ratios

	Mar-06	Sep-05	Change %*	Mar-05	Change %^
Earnings per share					
Statutory AIFRS	191.9¢	179.5¢	6.9	175.5¢	9.3
Full AIFRS	191.9¢	170.7¢	12.4	171.2¢	12.1
Full AIFRS excluding hedging and derivatives	189.1¢	172.6¢	9.6	173.5¢	9.0
Return on equity					
Statutory AIFRS	23.0%	22.0%		22.4%	
Full AIFRS	23.0%	20.9%		21.8%	
Expense to income					
Statutory AIFRS	44.1%	46.7%		45.4%	
Full AIFRS	44.1%	48.0%		46.8%	

Percentages *Sep-05 to Mar-06 ^Mar-05 to Mar-06. Before significant items and goodwill


6
Strong dividend growth
Dividend payout
5yr CAGR 19%
¢
75
65
55
45
35
25
31
34
38
42
45
50
60
62
67
70
74
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Earnings per share*
5yr CAGR 15%
¢
200
150
100
50
96
107
122
127
141
144
160
162
171
171
192
AGAAP
Full AIFRS
Dividends growing in line with earnings per share
*Before significant items and goodwill

1H06 – result highlights

- Quality result – clean, robust performance
- Solid growth in home lending, middle market, retail deposits and consumer lending
- Outstanding performance in managed funds
- Excellent cost management and credit quality
- Continued investment in the future
- *Focused management team, track record of achievement*
- Strong 2H06 expected



Financial Overview

Steve McKerihan
Chief Financial Officer




9
Superior return on equity
%
Return on equity*
25
23.0
20
AGAAP
Full AIFRS
15
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Focused on sustainable, high quality earnings
*After preference dividends and before significant items and goodwill


10
Earnings driven by growing business volumes
14.3%
$bn
90
87.0
60
13.5%
41.8
30
37.2
33.6%
0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Lending
Retail Deposits
Managed Funds
Percentages Mar-05 to Mar-06


11
Delivering solid revenue growth
$bn
1.5
1
0.5
0
8.1%
1.4
AGAAP
Full AIFRS
1.4%
0.6
0.5
14.6%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Revenue
Expenses
Earnings*
High single digit revenue growth + low single digit expense growth = double digit EPS growth
*After tax expense and preference dividends. Percentages Mar-05 to Mar-06. Before significant items


12
Strong operational result – 1H06 on 2H05
Group NPAT Performance
$m
600
450
300
443
Net interest income
26
17
Hedging and derivatives
Other non-interest income
23
23
Operating expenses
BDD
3
Minorities
1
32
Income tax
502
Sep-05*
Mar-06
*Full AIFRS comparative. Before significant items

Net interest margin – 1H06 on 2H05


%
2.2
2.1
2
2.16
Funding mix
0.03
Lending spreads
0.03
2.10
Sep-05*
Mar-06

- Retail funding spreads impacted by stronger growth in high yielding deposit accounts
- Modest compression in lending spreads despite strong competition in residential and commercial lending
- AIFRS margin impacted by inclusion of securitised loans, bank acceptances and preference shares


Full AIFRS margin compression 6bps

*Full AIFRS comparative. Before significant items

Non-interest income – 1H06 on 2H05


$m
600
400
430
Hedging and derivatives
17
8
Managed funds
Ascalon
8
Other
7
470
Sep-05*
Mar-06

Hedging and derivatives

- Reflects the movement in hedge ineffectiveness and the net fair value of the DCS^

Managed funds

- Driven by strong net inflows and favourable investment markets

Ascalon

- Represents profit on sale of Ascalon Capital Managers Ltd. St.George retains 50% ownership in the business

Other

- Fee revenue on lending, deposits and electronic banking stable despite increased levels of price competition. Improved momentum expected in 2H06

*Full AIFRS comparative. Before significant items. ^Depositary Capital Securities



15
Effective cost management
St.George group expense to income ratio^
%
60
50
40
AGAAP
Full AIFRS
44.1
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Peer group expense to income ratio*
%
70
60
50
40
68.3
64.1
57.7
48.1
46.6
45.8
45.5
44.1
Bendigo Bank
Bank of QLD
NAB**
CBA
WBC**
ANZ
Suncorp
St.George
^Excluding goodwill and before significant items. *Ratios as at the companies last reporting date. **AGAAP



16
Effective cost management – 1H06 on 2H05
Operating Expenses
$m
675
650
625
600
656
6
Staff
Computer & equipment
3
13
Admin.
Consultants
9
4
Deferred expenditure amortisation
Non-lending losses
3
3
Occupancy
633
Sep-05*
Mar-06
*Full AIFRS comparative. Before significant items



Segmental profits - all divisions contributing

	Profit before tax Mar-06 $m	Change* %	Cost to income ratio Mar-06 %	Contribution to segment profit %
Retail Bank	329	10	47.2	45
Institutional and Business Banking	206	5	37.2	28
BankSA	100	14	42.9	14
Wealth Management	91	26	48.6	13

Full AIFRS *Mar-05 to Mar-06

Segmental profits - all divisions contributing

Retail Bank

- Profit up 15% 1H06 on 2H05
- Strong momentum in business volumes
- 'Local markets' strategy boosting productivity

Institutional and Business Banking

- Revenue in middle market up 11%
- Stable revenue from financial markets and auto finance, which together contribute one third of IBB profits
- Operating expenses up 10% impacted by the significant investment in people undertaken through the Best Business Bank program

BankSA

- Revenue up 8% reflecting strong growth in lending assets
- Expense to income ratio down to 42.9% from 45.6%

Wealth Management

- Revenue up 15% due to strong growth in managed funds and margin lending

Percentages Mar-05 to Mar-06

St.George Insurance Pte Ltd - quality performance

- 1H06 profit after tax $32m, up from $28m in 2H05
- Contribution to Group profit after tax is $22m
- Contribution is lower than SGI profit due to the elimination of intercompany transactions and the different tax rates in Singapore and Australia
- Additionally under AIFRS premium income is reclassified as interest income and recognised over an extended period
- Movement of domicile from Singapore to Australia by Sep-07 on track
- Strongly capitalised with $188m of shareholder funds. Dividend of $40m paid by SGI to St.George in Mar-06
- S&P rating lifted to A+ from A in Jan-06*



*Rated A2 byMoody's and AA- by Fitch

Excellent credit quality

Gross non-accruals/total receivables



bps
100
50
0
St.George
Average of the 4 majors
27
13
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Bad and doubtful debts 0.21%* of average total receivables

Non-accruals loans

- Net non-accrual loans $44m down from $51m in Sep-05^
- Largest exposure <$10m
- Next 2 largest net exposures total c.$12m
- Remaining top 20 non-accrual loans range from $0.2m to $2.5m
- Specific provision coverage for non-accruals is 44.3%, up from 33.8% in Sep-05
- Exposures well secured and prudently provisioned
- Low risk business mix
- Proven, consistent track record

*Annualised ^Non-accrual loans net debt >$100k

Basel II – on track and costs effectively managed

- Estimated total program cost c.$40m with majority already spent, $17m invested during FY05 and $15m to be invested in FY06
- Application for Internal Ratings Based Approach to Credit Risk submitted to APRA in Sep-05
- Application to adopt the Advanced Measurement Approach for Operational Risk to be submitted in Sep-06
- Two year parallel run period for Advanced Credit Risk commencing from Jan-06 and for advanced operational risk from Jan-07
- Basel II underpins the Group's risk management processes and is progressively transitioning to 'business as usual'



AIFRS – regulatory capital impact

- AIFRS impacts on regulatory capital are currently being finalised in conjunction with APRA
- Capital adequacy continues to be calculated in accordance with AGAAP until 30 Jun-06
- From 1 Jul-06 capital adequacy will be measured in accordance with APRA's proposed regulatory approach to AIFRS
- Tier 1 regulatory capital expected to be impacted by capitalised expenses, loan impairment and AIFRS transition adjustments to retained earnings including taxation, derivatives, fair value hedging and share issue costs
- AIFRS tier 1 transition adjustments are expected to total $194m, with transitional arrangements in place until Dec-07
- New innovative hybrid equity limits to apply from Jan-08



AIFRS – provisioning impact

- APRA requires a General Reserve of 0.5% of risk weighted assets* under AIFRS
- An additional deduction from Tier 1 capital will be required to the extent the General Reserve is greater than the collective provision

	Mar-06 $m
AIFRS collective provision	261
Less tax effect	(78)
AIFRS collective provision net of tax	183
Total APRA required General Reserve^	255
Additional General Reserve transfer from retained profits	72

	Mar-06 $m
Reversal of AGAAP provisions net of tax	
- Specific provisions	28
- General provision	228
Recognition of AIFRS collective provisions net of tax	(183)
General reserve for credit losses	(72)
Net impact on tier 1 capital	1



*Net of tax ^Calculated as 0.5% of risk weighted assets

AIFRS – 1H06 appropriation to general reserve

General reserve for credit losses	**$m**
Balance as at 1 Oct-05	68
Balance as at 31 Mar-06	72
Appropriation for current period	**4**

This appropriation to a non distributable reserve could be viewed as an additional charge against profits



Active capital management

1H06

- DRP on FY05 final dividend underwritten to 35% raising $127m in Dec-05
- $3.1bn of residential loans securitised
- $300m PRYMES converted to ordinary shares in Feb-06 at a price of $29.07
- $300m buy back of ordinary shares completed in Feb-06 at a price of $25.69

2H06

- Innovative Tier 1 issuance of around $150m planned for May/June 2006
- DRP on 1H06 interim dividend will not be underwritten
- Non-innovative Tier 1 issuance of around $250m planned for second half of calendar year 2006 after the release of APRA's final prudential standards



10% AGAAP EPS growth target on track

	Mar-06	Sep-05	Change %*
Profit before significant items	$451m	$423m	13.2
Profit after significant items	$451m	$412m	18.9
Earnings per share^	191.4¢	182.2¢	10.1
Return on equity^	23.2%	22.6%	
Expense to income^	43.5%	46.1%	
Dividend	74¢	70¢	11.4

*Annualised percentages Sep-05 to Mar-06 ^Before significant items

Strategy, Business Performance and Outlook

Gail Kelly
Managing Director

Business priorities update

Management outlook and targets

Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture

Established in 2002 and remains relevant today



Business priorities

Home loans	Manage volumes and mix, with objective of achieving profitable growth in line with system
Deposits	Manage volumes and margin, with objective of achieving profitable growth
Middle market	Targeting twice system growth
Wealth management	Within top five for net funds inflow
VIC, QLD and WA	Continue targeted growth strategy, capturing market share in key segments
Productivity management	Rolling program of efficiency initiatives, facilitating reinvestment in revenue growth
Team	Maintain high quality and aligned teams at every level



Home Loans – strong growth in tough environment


Residential receivables
13.0%*
$bn
59.7
60
50
40
30
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Growth	QLD	VIC	WA
Home loans**	18%	15%	22%

- 12.2% annualised growth in 1H06
- National market share stable despite NSW loans comprising 60% of portfolio
- Margin impact of increased competition minimised by product mix management
- Proprietary lenders productivity improving
- 15.4% run-off rate, down from 23.9% in Sep-02^
- 46% of new flows broker introduced
- Credit quality remains excellent

*Percentage Mar-05 to Mar-06. Includes securitised loans **Annualised percentages Sep-05 to Mar-06
^Annualised run-off rate includes contractual repayments, discharges and pre-payments

Home Loans - product mix actively managed

	Receivables Mar-06 %	Settlements 1H06 %	FY05 %	FY04 %	FY03 %
Introductory	0.9	3.0	3.6	8.0	20.4
Portfolio	31.9	27.9	29.9	34.7	34.0
Standard variable and basic	45.2	45.9	42.2	37.3	31.1
Fixed	13.3	11.1	10.4	7.8	9.6
Low doc	4.8	5.7	8.3	8.5	2.2
No deposit	3.1	5.9	4.7	2.8	2.1
Seniors access	0.8	0.5	0.9	0.9	0.6
Total	100.0	100.0	100.0	100.0	100.0

LVR of mortgage book 38.8%, for mortgages written in 1H06 67.0%



Deposits – balancing growth and profitability

Retail deposit balances



$bn
42
32
22
13.5%*
41.8
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

12.1% annualised growth in 1H06

Transaction accounts

- 17%^ growth, balances now $14.3bn
- Average account balances up by 7%**
- 123,000 new accounts in 1H06

Dragondirect

- 21%^ growth, balances now $6.7bn
- 79% of flow new to the bank

Meeting the challenges of increased competition from new entrants and major banks

*Percentage Mar-05 to Mar-06 ^Annualised percentages Sep-05 to Mar-06 **1H06 on 2H05

Deposits – well balanced portfolio

Total retail funding mix
$41.8bn*



dragondirect
16%
Transaction
34%
Fixed term
31%
Savings and
investment
19%

Targeted strategy in place

- Branch network targeting transaction accounts
- Direct channel targeting internet accounts
- Utilising differential pricing in core and new geographies
- New products and enhanced focus in wealth and commercial banking
- New products and processes to attract small business customers

Managing volumes and product mix to achieve profitable growth

*As at Mar-06

Credit cards – opportunity to grow



Credit cards balances


9.6%*
$m
1200
800
400
1166
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06


Only 20% of customers hold a St.George credit card, targeting 40% by 2010

- 15.1% annualised growth 1H06
- Sales of new cards per month have doubled since Jan-05
- Lender cross-sell ratio improving, up 13.5% since Mar-05
- Industry leading revolve and retention rates

New 'Vertigo' card

- Launched 1 May-06
- Low rate card, 0% balance transfer for launch
- Market leading position in low rate offerings
- Interest rate 8.99% and low annual fee of $45
- Unique, vertical design

*Percentage Mar-05 to Mar-06

GOLD – stable, proven model delivering

Number of GOLD customers


24.8%*
'000s
250
200
150
100
50
0
208
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

GOLD customers

- 'Likely to recommend' consistently high at 85%
- 1 in 2 have actually positively recommended St.George in the last few months
- 78% nominate St.George as their 1st choice for their next product^
- High levels of customer retention
- 13% increase in product cross-sell 1H06 on 1H05

Stable and mature model successfully leveraging multiple channels



*Annualised percentage Sep-05 to Mar-06
Source: Jones Donald Customer Experience Program Mar-06. ^First choice financial institution

Middle Market - resilient relationship model


Total middle market receivables
$bn
18
12
6
18.4%*
16.7
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Growth	QLD	VIC	WA
Middle market receivables**	33%	26%	24%

- 17.6% annualised growth 1H06
- NSW economic growth lower than national average, property sector particularly impacted
- *Commercial lending book:*
  - 52% of balances in NSW
  - 40% in property investment
  - 11% in property construction and development
- Strong pipeline of new deal flow
- 19% growth in targeted sectors excluding property^
- Impaired assets/total middle market receivables 0.18%, down from 0.22% in Sep-05

*Percentages Mar-05 to Mar-06 **Annualised percentages Sep-05 to Mar-06
^Targeted sectors include manufacturing & wholesaling, professionals, accommodation and health

Middle Market – growing customer relationships


Products per customer
#
8.5
7.0
5.5
4.0
2.5
5.8
6.4
6.5
6.7
7.2
7.3
7.7
8.0
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Middle market IBB KARM customers*
Market share^
%
7.5
6.5
5.5
4.5
5
5.3
5.7
6.1
6.4
6.7
7.1
7.2
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Mar-05
Sep-05
Feb-06
87% of new business sourced from target industries^^
31% increase in Middle Market customers since Sep-04

*KARM – Key account relationship management. ^Cannex derived middle market market share ^^Mar-05 to Mar-06

Middle Market: driving customer advocacy

Relationship management^

%

100
75
50
25
0

	St.George	Average of four majors
Satisfaction with relationship manager	90	72
Customer satisfaction	79	59
Propensity to acquire next product	86	76

■St.George ■Average of four majors

Customer advocacy

- 49% of St.George customers would 'definitely recommend' their bank
- Only 23% of major bank customers would^
- 38% of all St.George customers confirmed they have actually recommended the Bank^

Expected churn

- 0% of St.George customers are considering changing banks in the next 6 months
- 18% of major bank customers are considering changing*



^Source: Jones Donald Customer Satisfaction Survey Sep-05
*East & Partners - Australian Commercial Transaction Banking Markets Survey Feb-06

Middle Market – Best Business Bank program

Delivered during 1H06

- Focus on productivity improvements for new and experienced managers
- 8 industry specific value propositions developed
- New sales support tools introduced eg customer sales software and industry databases
- New debenture lending product developed for manufacturing and wholesaling segment
- 44 additional business bankers in 1H06; 167 net additional business bankers since Sep-04
- 4 new and 1 expanded business sites in 1H06; 12 new and 5 expanded sites since Sep-04

Relationship model and Best Business Bank program delivering




41
Wealth Management – strong momentum
Total managed funds
$bn
40
30
20
10
33.8%*
37.2
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
• 27.7% annualised growth 1H06
• Wealth segmental earnings up 3 times since Mar-02
• Wealth contribution to Group segmental earnings now 13%, up from 7% since Mar-02
• Excellent inflows reflecting strong platform sales and quality investment offerings
Portfolio of robust businesses well positioned to continue delivering
*Percentage Mar-05 to Mar-06


42
Asgard – accelerated growth
Funds under administration
$bn
30
20
10
32.1%*
27.0
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
• 30.7% annualised growth 1H06
• Fastest growing 6 month period, net inflows up 40% 1H06 on 1H05
• Strong, diversified distribution channels with >800 owned and aligned planners
• Continued investment in underlying infrastructure
• Inflow up across all products and channels
Strong net inflows driving market share gains
*Percentage Mar-05 to Mar-06


43
Asgard - market share gains
$bn
Platform net inflows Dec-04 to Dec-05
7
6
5
4
3
2
1
0
Market share of FUA 6.1%, up from 5.7% in Dec-04
CBA/Colonial
Macquarie
BT/Westpac
AMP
St.George/ASGARD
ING/ANZ
NAB/MLC
AXA
Skandia
Aviva
10.8% market share of net inflows
Source: Plan for Life Quarterly Data System Dec-05


44
VIC, QLD and WA – organic momentum building
Residential and Middle Market receivables^
3yr CAGR 25%
19.6%*
$bn
20
15
10
5
19.4
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Residential
Middle Market
Total retail deposits^
3yr CAGR 21%
31.7%*
$bn
6
5
4
3
6.0
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
28% of Group lending receivables and 15% of Group retail deposits balances now reside in VIC, QLD and WA
*Percentages Mar-05 to Mar-06. ^Includes VIC, QLD and WA

Productivity management – 1H06

- Implemented a systematic approach to rostering across top 70 branches
- Enhanced teller platform - further reducing processing times, simplifying functionality and lifting front line productivity
- Redesigned contact centres delivering:
  - 19% increase in customer contacts per employee per day
  - 30% increase in customers self authenticating
  - improvements in quality and productivity due to new rostering system
- Continued rollout of imaging workflow technology including 'virtual' security packets for home lending
- Installed electronic valuation for standardised home loans with low LVRs
- Reviewed support functions, eliminating duplication
- Realised benefits from outsourcing property and facilities management contract negotiated in Nov-05



Continuous program of reinvesting



2001
2002
2003

2001
- Best Bank implemented
- Residential and consumer lending system developed
- GOLD model introduced
- Group data warehouse established
- E-luminate on-line computer training program launched
- Key Account Relationship Management training introduced for all business bankers

2002
- New management team
- Customer centric business model introduced
- Organic strategy designed
- Portfolio of businesses reviewed
- 'Even Better Bank' program scoped and initiated
- Business and investment disciplines introduced

2003
- Integrated Sales and Service program launched
- Even Better Bank savings achieved
- Segmentation focus introduced
- GOLD model enhanced
- VIC strategy launched
- Product range in deposits, lending and wealth broadened





47
Continuous program of reinvesting
2004
2005
1H06
Integrated Sales and Service rollout completed
New teller platform rolled out
New insights into customer service – focus on advocacy
Recruitment and training for frontline staff refined and extended
New retail organisation model designed
Contact centre redesigned
QLD and WA strategy launched
'Local markets' strategy implemented
Lender productivity improvement program launched
New frontline CRM platform rolled out to branches and contact centres
Best Business Bank program established
Risk management processes enhanced through Basel II program
Best Business Bank program rollout continuing
CRM platform enhanced
New auto and equipment financing system established
Contact and mortgage processing centres upgraded
New products such as 'Vertigo' credit card developed
Asgard straight through processing project initiated
Basel II program implemented
200 new employees
8,640 staff as at Mar-06, up 12% since Sep-01



48
A differentiated customer experience
Customer satisfaction
%
80
70
60
50
76.7%
66.7%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
St.George
Average of the 4 majors
Source: Roy Morgan Research Mar-06 rolling 3-mth average
Respondents (aged14+) with transaction accounts at institution

People and culture - our competitive advantage

People who are:

- Positive, energised and passionate about customer service
- Proud to be St.George employees
- Connected and engaged in their local communities
- Supported by a stable, strong and committed management team

A culture which is:

- Willing to go the extra mile
- Caring, involved and team based
- Responsive, flexible and accessible
- Encouraging and supportive of innovation



Business priorities update

Management outlook and targets



Focus on sustainable, high quality earnings

- Low risk, proven organic growth strategy in place and delivering
- High levels of investment over last 5 years
- Business model delivering
- Productivity management ingrained in culture
- Room to grow across geographies, products and customer segments
- People and culture are core strengths

Group better positioned than ever before to deliver quality and sustainable financial results



Outlook

Sector outlook

- National home loan credit growth to continue at around present levels
- National business lending growth to remain solid with some localised softness
- NSW economy expected to remain subdued for 2006 with uplift expected in 2007
- Interest rates to be relatively stable
- Competitive environment to remain intense

St.George outlook

- Home loan portfolio to grow in line with system
- Middle market targeting twice system growth
- Deposit volumes and mix managed with focus on profitable growth
- Wealth management net inflows to exceed system growth

We are positioned to deliver



Targets: FY06 and FY07

EPS growth FY06	10% AGAAP and >10% Full AIFRS*
EPS growth FY07	Restated to 10% AIFRS*
Cost to income	Manage to low end of peer group
Capital	Tier one 7.0-7.5%^
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors



*AIFRS targets exclude impact of hedging and derivatives
^Temporary reduction allowed by APRA until issuance of guidelines on innovative/non-innovative hybrids

st.george

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au



AIFRS – supplementary information

Statutory AIFRS

- Statutory comparative figures have been presented for Mar-05 and Sep-05 on an AIFRS basis and exclude the impacts of AASB 132 and 139

Full AIFRS

- Supplementary comparative figures have been presented for Mar-05 and Sep-05 and reflect the unaudited impact of all AIFRS standards including AASB 132 and 139

AIFRS

- Mar-06 figures include the impacts of all AIFRS standards

AGAAP

- Unaudited AGAAP information has been provided for Mar-06 to enable comparison to previously stated performance targets

